Exhibit 99.1

 Annual Information Form

  February 26, 2018

2017 Annual Information Form

Table of Contents

Nomenclature	1

Cautionary Statement on Forward-Looking Information	1

Glossary of Technical Terms	7

Corporate Structure	9

Name, Address and Incorporation	9

Intercorporate Relationships	10

General Development of the Business	12

Three-Year History	12
2015	12
2016	12
2017	13

Description of the Business	15

General	15

Product Summary	16
Steelmaking Coal	16
Copper	17
Zinc	18
Energy	18

Individual Operations	20
Steelmaking Coal	20
Copper	27
Zinc	40
Energy	46

Exploration	49

Corporate	49

Mineral Reserves and Resources	50

Oil and Gas Reserves	62

Health and Safety and Environmental Protection	69

Social and Environmental Policies	72

Human Resources	73

Technology	74

Foreign Operations	74

Competitive Conditions	75

Risk Factors	76

Dividends	92

Description of Capital Structure	93

General Description of Capital Structure	93

Ratings	98

Market for Securities	100

Trading Price and Volume	100

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2017 Annual Information Form

Directors and Officers	101

Directors	101

Officers	103

Audit Committee Information	105
Composition of the Audit Committee	105
Pre-Approval Policies and Procedures	106
Auditor’s Fees	107

Ownership by Directors and Officers	107

Legal Proceedings	108

Transfer Agents and Registrars	110

Material Contracts	110

Interests of Experts	110

Disclosure Pursuant to the Requirements of the New York Stock Exchange	111

Additional Information	111

Schedule A – Audit Committee Charter	A-1

Schedule B – Report of Management and Directors on Reserves Data and Other Information	B-1

Schedule C – Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor	C-1

Schedule D – List of Technical Reports	D-1

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Nomenclature

In this Annual Information Form, unless the context otherwise dictates, “we”, “Teck” or the “Company” refers to Teck Resources Limited and its subsidiaries.

Cautionary Statement on Forward-Looking Information

This Annual Information Form contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this Annual Information Form. These forward-looking statements include but are not limited to, statements concerning:

∎	forecast production;

∎	forecast operating costs and capital costs;

∎	sales forecasts;

∎	our strategies and objectives;

∎	future prices and price volatility for coal, copper, zinc and other products and commodities that we produce and sell as well as oil, natural gas and petroleum products;

∎	the demand for and supply of copper, coal, zinc and other products and commodities that we produce and sell;

∎	expected receipt of regulatory approvals, and the expected timing thereof;

∎	expected receipt or completion of prefeasibility studies, feasibility studies and other studies and the expected timing thereof;

∎	proposed or expected changes in regulatory frameworks;

∎	our interest and other expenses;

∎	our tax position and the tax rates applicable to us;

∎	the costs of construction at our Fort Hills oil sands mining and processing operation, anticipated production rate and capacity, and timing of achieving 90% of designed capacity;

∎	expectations regarding the adequacy of our Fort Hills related logistic arrangements;

∎	expectations regarding the size of our interest in Fort Hills;

∎	decisions regarding the timing and costs of construction and production with respect to, and the issuance of the necessary permits and other authorizations required for, certain

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of our other development and expansion projects, including, among others, the Quebrada Blanca Phase 2 project, the NuevaUnión copper project, and the Frontier project;

∎	expected mine lives and the possibility of extending mine lives;

∎	our estimates of the quantity and quality of our mineral and oil reserves and resources;

∎	the production capacity of our operations, our planned production levels and future production;

∎	availability of transportation for our products from our operations;

∎	availability of any of our credit facilities;

∎	financial assurance requirements related to our projects and related agreements;

∎	potential impact of transportation, port and other potential production disruptions;

∎	our planned capital expenditures and capital spending;

∎	our estimates of reclamation and other costs related to environmental protection;

∎	our future capital and mine production costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;

∎	the costs, steps and potential impact of managing water quality at our coal operations, including but not limited to the statements under “Description of the Business — Individual Operations — Steelmaking Coal — Elk Valley Water Management” regarding the expectations regarding timing and costs of AWTF construction and number of AWTFs required, Elk Valley Water Quality Plan spending guidance, including projected 2018 capital spending other capital spending guidance, associated operating costs, potential for saturated fills to reduce capital and operating costs associated with active water treatment;

∎	expectation that Neptune terminal can expand operations to over 18.5 million tonnes per year;

∎	anticipated benefits, timing and cost of our ball mill project at Highland Valley;

∎	expectations regarding the Quebrada Blanca Phase 2 project, including expectations regarding capacity, mine life, regulatory approvals, projected expenditures and timing of any development decision in respect thereof;

∎	expected spending and activities at our Project Satellite properties;

∎	anticipated benefits, timing and costs of the Red Dog mill upgrade projects;

∎	timing of the sale of Waneta Dam and expectation that the sale of Waneta Dam will close;

∎	our financial and operating objectives;

∎	our exploration, environmental, health and safety initiatives;

∎	the outcome of legal proceedings and other disputes in which we are involved;

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∎	the outcome of our coal sales negotiations and negotiations with metals and concentrate customers concerning treatment charges, price adjustments and premiums;

∎	the timing of completion of prefeasibility or feasibility studies on our properties;

∎	the estimated mine lives of our operations;

∎	our dividend policy; and

∎	general business and economic conditions.

Canadian disclosure rules require us to present projected capital and projected operating costs for each of our material mining operations. The amounts presented for each operation are estimates, based on current mine plans and assumptions believed to be reasonable, including assumptions with respect to energy and labour costs and the Canadian/US dollar exchange rate. Future capital expenditures are based on management’s best estimate of expected future capital requirements, which are generally for the extraction and processing of existing reserves and resources. Cash operating costs are not a measure recognized under International Financial Reporting Standards in Canada or generally accepted accounting principles in the United States. Various factors will cause actual results to vary from the projected operating and capital costs set out below. Our disclosed cash operating costs do not include transportation costs or royalties, and may not be comparable to similar measures reported by other issuers.

Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control, including risks that may affect our operating or capital plans; risks generally encountered in the permitting and development of mineral and oil and gas properties such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, delays associated with permit appeals or other regulatory processes, ground control problems, adverse weather conditions, process upsets and equipment malfunctions; risks associated with the Canadian Corruption of Foreign Public Officials Act and similar worldwide bribery laws; risks associated with labour disturbances and availability of skilled labour; risks associated with fluctuations in the market prices of our principal commodities, which are cyclical and subject to substantial price fluctuations; risks created through competition for mining and oil and gas properties; risks associated with lack of access to markets; risks associated with mineral and oil and gas reserve estimates; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with access to capital; risks associated with changes to our credit ratings; risks associated with our material financing arrangements and our covenants thereunder; risks associated with climate change, environmental compliance, changes in environmental legislation and regulation and changes to our reclamation objectives; risks associated with our dependence on third parties for the provision of transportation , port and other critical services; risks associated with non-performance by contractual counterparties; risks associated with potential disputes with partners and co-owners; risks associated with aboriginal title claims and other title risks; social and political risks associated with operations in foreign countries; risks associated with the preparation of our financial statements; risks related to trade barriers or import restrictions; risks of changes in tax laws or their interpretation; and risks associated with tax reassessments and legal proceedings. The amount and timing of actual capital expenditures is dependent upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs to enable the

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related capital project to be completed as currently anticipated. Our Fort Hills project is not controlled by us and construction and production schedules may be adjusted by our partners. Further factors associated with our Elk Valley Water Quality Plan are discussed under the heading “Description of the Business — Individual Operations — Steelmaking Coal — Elk Valley Water Management”. Declaration and payment of dividends is at the discretion of the Board, and our dividend policy will be reviewed regularly and may change. Closing of the Waneta Dam transaction depends on approvals from third-parties that we do not control and if all required approvals are not received in a timely manner, the timing and ability to close will be jeopardized.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Annual Information Form. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

∎	general business and economic conditions;

∎	interest rates;

∎	changes in commodity and power prices;

∎	acts of foreign or domestic governments and the outcome of legal proceedings;

∎	the supply and demand for, deliveries of, and the level and volatility of prices of copper, coal and zinc and our other metals and minerals as well as oil, natural gas and other petroleum products;

∎	the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions;

∎	our costs of production and our production and productivity levels, as well as those of our competitors;

∎	our ability to secure adequate transportation and port services for our products;

∎	changes in credit market conditions and conditions in financial markets generally;

∎	the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms;

∎	our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;

∎	the availability of qualified employees and contractors for our operations, including our new developments;

∎	our ability to attract and retain skilled staff;

∎	the satisfactory negotiation of collective agreements with unionized employees;

∎	the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results;

∎	engineering and construction timetables and capital costs for our development and expansion projects;

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∎	costs of closure, and environmental compliance costs generally, of operations;

∎	market competition;

∎	the accuracy of our reserve and resource estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;

∎	premiums realized over London Metal Exchange cash and other benchmark prices;

∎	tax benefits and tax rates;

∎	the outcome of our coal price and volume negotiations with customers;

∎	the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers;

∎	the resolution of environmental and other proceedings or disputes;

∎	the future supply of low cost power to the Trail smelting and refining complex;

∎	our ability to obtain, comply with and renew permits in a timely manner; and

∎	our ongoing relations with our employees and with our business partners and joint venturers.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumption that additional treatment will be effective at scale, and that the technology and facilities operate as expected., as well as additional assumptions discussed under the heading “Description of the Business — Individual Operations — Steelmaking Coal — Elk Valley Water Management” an. Assumptions regarding Quebrada Blanca Phase 2 are based on current project assumptions and the final feasibility study. Assumptions regarding Fort Hills are based on the approved project development plan and the assumption that the project will be developed and operated in accordance with that plan, assumptions regarding the performance of the plant and other facilities at Fort Hills and the operation of the project.

We caution you that the foregoing list of important factors and assumptions is not exhaustive. Other events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, our forward-looking statements. You should also carefully consider the matters discussed under “Risk Factors” in this Annual Information Form and in our “Cautionary Statement on Forward-Looking Information” section of our Management Discussion and Analysis for the year ended December 31, 2017, and subsequent filings, that can be found under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov). Except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.

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Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Oil and Gas Reserves

This Annual Information Form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.

In this Annual Information Form we use the term “mineral resources” and its subcategories “measured”, “indicated” and “inferred” mineral resources. Readers are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (“SEC”) does not recognize them and does not permit U.S. mining companies in their filings with the SEC to disclose estimates of mineral resources. Investors are cautioned not to assume that any part or all of the mineral resources in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, issuers must not make any disclosure of results of an economic evaluation that includes inferred mineral resources, except in very limited cases. Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is, or will be economically or legally mineable.

Canadian standards of oil and gas disclosure also differ significantly from the requirements of the SEC, and oil and gas reserve and resource information contained in this Annual Information Form may not be comparable to similar information disclosed by U.S. companies. The oil and gas reserves estimates in this Annual Information Form have been prepared in accordance with National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), which has been adopted by securities regulatory authorities in Canada and imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities and differs from the oil and gas disclosure standards of the SEC under Subpart 1200 of Regulation S-K. The SEC definitions of proved and probable reserves are different than the definitions contained in NI 51-101. Therefore, proved and probable reserves disclosed in, or in the documents incorporated by reference into, this Annual Information Form in compliance with NI 51-101 may not be comparable to those disclosed by U.S. companies.

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Glossary of Technical Terms

bitumen: a naturally occurring heavy viscous crude oil.

cathode: an electrode in an electrolytic cell where electrons enter and which represents the final product of an electrolytic metal refining process.

clean coal: coal that has been processed to separate impurities and is in a form suitable for sale.

coking coal: coals possessing physical and chemical characteristics that facilitate the conversion into coke, which is used in the steelmaking process. Coking coal may also be referred to as metallurgical coal.

concentrate: a product containing valuable minerals from which most of the waste rock in the ore has been eliminated in a mill or concentrator.

crude oil: unrefined liquid hydrocarbons, excluding natural gas liquids.

dump leach: a process that involves dissolving and recovering minerals from typically lower grade uncrushed ore from a mine dump.

flotation: a method of mineral separation in which a froth created in water by a variety of reagents floats certain finely-crushed minerals, while other minerals sink, so that the valuable minerals are concentrated and separated from the waste.

grade: the classification of an ore according to its content of economically valuable material, expressed as grams per tonne for precious metals and as a percentage for most other metals.

hard coking coal: a type of coking coal used primarily for making high strength coke for use in integrated steel mills.

heap leach: a process whereby metals are leached from a heap of crushed ore by leaching solutions seeping through the heap into a container or liner beneath the heap.

hypogene: primary sulphide ore located beneath shallow zones of ore affected by weathering processes.

LME: London Metals Exchange.

mill: a plant in which ore is ground and undergoes physical or chemical treatment to extract and produce a concentrate of the valuable minerals.

MMbbl: million barrels.

oil sands: sand and rock material that contains bitumen.

ore: naturally occurring material from which minerals of economic value can be extracted at a reasonable profit.

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orebody: a contiguous, well defined mass of material of sufficient ore content to make extraction economically feasible.

PCI coal: coal that is pulverized and injected into a blast furnace. Those grades of coal used in the PCI process are generally non-coking. PCI grade coal is used primarily as a heat source in the steelmaking process in partial replacement for high quality coking coals which are typically more expensive.

semi-autogenous grinding (SAG): a method of grinding rock into fine particles in which the rock itself performs some of the function of a grinding medium, such as steel balls.

slag: a substance formed by way of chemical action and fusion at furnace operating temperatures; a by-product of the smelting process.

smelter: a plant in which concentrates are processed into an upgraded product by application of heat.

steelmaking coal: the various grades of coal that are used in the steelmaking process including both coals to produce coke and coals that are pulverized for injection into the blast furnace as a fuel.

sulphide: a mineral compound containing sulphur but no oxygen.

supergene: near-surface ore that has been subject to secondary enrichment by weathering.

SX-EW: an abbreviation for Solvent Extraction–Electrowinning, a hydrometallurgical process to produce cathode copper from leached copper ores.

tailings: the effluent that remains after recoverable metals have been removed from the ore during processing.

thermal coal: coal that is used primarily for its heating value. Thermal coals tend not to have the carbonization properties possessed by coking coals. Most thermal coal is used to produce electricity in thermal power plants.

treatment and refining charges: the charge a mine pays to a smelter as a fee for conversion of concentrates into refined metal.

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Corporate Structure

Name, Address and Incorporation

Teck Resources Limited was continued under the Canada Business Corporations Act in 1978. It is the continuing company resulting from the merger in 1963 of the interests of The Teck-Hughes Gold Mines Ltd., Lamaque Gold Mines Limited and Canadian Devonian Petroleum Ltd., companies incorporated in 1913, 1937 and 1951 respectively. Over the years, several other reorganizations have been undertaken. These include our merger with Brameda Resources Limited and The Yukon Consolidated Gold Corporation in 1979, the merger with Highmont Mining Corporation and Iso Mines Limited in 1979, the consolidation with Afton Mines Ltd. in 1981, the merger with Copperfields Mining Corporation in 1983, and the acquisition of 100% of Cominco Ltd. in 2001. On July 23, 2001, Cominco Ltd. changed its name to Teck Cominco Metals Ltd. and on September 12, 2001, we changed our name to Teck Cominco Limited. On January 1, 2008, we amalgamated with our wholly-owned subsidiary, Aur Resources Inc., by way of vertical short form amalgamation under the name Teck Cominco Limited. On April 23, 2009, we changed our name to Teck Resources Limited from Teck Cominco Limited. On June 1, 2009 Teck Cominco Metals Ltd. changed its name to Teck Metals Ltd.

Since 1978, the Articles of Teck have been amended on several occasions to provide for various series of preferred shares and for other corporate purposes. On January 19, 1988, our Articles were amended to provide for the subdivision of our Class A common shares and Class B subordinate voting shares on a two-for-one basis. On September 12, 2001, the Articles were amended to effect the name change to Teck Cominco Limited and to convert each outstanding Class A common share into one new Class A common share and 0.2 Class B subordinate voting shares and to enact “coattail” provisions for the benefit of the Class B subordinate voting shares. Effective May 7, 2007, our Articles were amended to subdivide our Class A common shares and Class B subordinate voting shares on a two-for-one basis. See “Description of Capital Structure” below for a description of the attributes of the Class A common shares and Class B subordinate voting shares. On April 23, 2009, our Articles were amended to effect the name change to Teck Resources Limited as described above.

The registered and principal offices of Teck are located at Suite 3300, 550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

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Intercorporate Relationships

Our financial statements consolidate the accounts of all of our subsidiaries. Our material subsidiaries as at December 31, 2017 are listed below. Unless otherwise indicated all subsidiaries listed below are wholly-owned by Teck. Indentation indicates that the majority of the voting securities of the relevant subsidiary are held by the subsidiary listed immediately above.

Company Name	Jurisdiction of Organization or Formation

Teck South American Holdings Ltd.(1)	Canada

Teck Chilean Holdings Ltd.(2)	Canada

Teck Resources Chile Limitada	Chile

Teck Base Metals Ltd.	Canada

Teck Metals Ltd.	Canada

Teck Resources Coal Partnership	British Columbia

Fording Partnership	Alberta

Teck Coal Partnership	Alberta

Elkview Limited Partnership(3)	Alberta

Teck Highland Valley Copper Partnership	British Columbia

TCL U.S. Holdings Ltd.	Canada

TCAI Incorporated	Washington, U.S.A.

Teck American Incorporated	Washington, U.S.A.

Teck Alaska Incorporated	Alaska, U.S.A.

(1) Formerly named Teck Financial Corporation Ltd.

(2) Formerly named Aur QB Ltd.

(3) 95% held, directly or indirectly, by Teck

In addition to the material subsidiaries listed above, we own, directly or indirectly:

•	a limited partnership interest (20.89% as at December 31, 2017) in Fort Hills Energy Limited Partnership;

•	a 76.5% share interest in Compañia Minera Teck Quebrada Blanca S.A.;

•	a 90% share interest in Compañía Minera Teck Carmen de Andacollo S.A.; and

•	a 22.5% indirect share interest in Compañía Minera de Antamina S.A., which owns the Antamina copper and zinc mine in Peru.

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The following chart sets out the relationships among our material subsidiaries as at December 31, 2017. Certain aspects of the ownership structure have been simplified.

Teck Resources Limited (Canada)
Teck Highland Valley Copper Partnership (B.C.)
Teck Metals Ltd. (Canada)
Teck Resources Coal Partnership (B.C.)
TCL US Holdings Ltd. (Canada)
20%
Fort Hills Energy Limited Partnership
Teck South American Holdings Ltd. (Canada)
Trail Operations
Fording Partnership (Alberta)
TCAI Incorporated (USA)
Teck Metals Ltd. (Canada)
Teck Chilean Holdings Ltd. (Canada)
22.5%
Teck Coal Partnership (Alberta)
Teck American Incorporated (USA)
Compania Minera Antamna S.A. (Peru)
Teck Resources Chile Limitada (Chile)
95%
90%
76.5%
Elkview Mine Limited Partnership (Alberta)
Teck Alaska Incorporated (USA)
Compania Minera Teck Carmen de Andacollo (Chile)
Compania Minera Teck Quebrada Blanca S.A. (Chile)

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General Development of the Business

Three-Year History

2015

In 2015, average annual prices for our principal products decreased compared to 2014. Annual average prices in 2015 for copper and zinc were US$2.49 and US$0.87 per pound, respectively, compared with US$3.11 and US$0.98 per pound in 2014. Realized coal prices decreased from US$115 per tonne in 2014 to US$93 per tonne in 2015.

We undertook a number of transactions in 2015 that supported our liquidity and cash balance. In June, we established a new US$1.2 billion revolving credit facility maturing in 2017, which supplements the undrawn US$3 billion revolving credit facility maturing in 2020. Our subsidiary, Compañia Minera Carmen de Andacollo S.A., entered into a long-term gold streaming arrangement with a subsidiary of Royal Gold Inc., and also terminated the existing royalty agreement with a separate subsidiary of Royal Gold. We entered into a silver streaming transaction with a subsidiary of Franco Nevada Corporation, relating to our 22.5% interest in the Antamina mine. We also sold a number of non-core assets, including sales of royalties held in our exploration portfolio.

We significantly enhanced our copper development project portfolio through the combination of our Relincho project with Goldcorp Inc.’s La Fortuna (formerly El Morro) project, forming a 50/50 joint venture referred to as NuevaUnión.

As commodity prices continued to decline, we continued to implement our cost reduction program and announced several new cost reduction initiatives in 2015. As a result of the low commodity prices, we recorded non-cash asset and goodwill impairment charges totalling $3.6 billion on a pre-tax basis and $2.7 billion on an after-tax basis.

Our cash and cash equivalents as at December 31, 2015 were $1.9 billion against total debt of $9.6 billion, with the increase in our reported total debt mainly resulting from a strengthening U.S. dollar, partially offset by the payment of a US$300 million note that was due in October 2015.

2016

In 2016, average annual prices for our principal products increased compared to 2015, except for copper. Annual average prices in 2016 for copper and zinc were US$2.21 and US$0.95 per pound, respectively, compared with US$2.49 and US$0.87 per pound in 2015. Average realized coal prices increased from US$93 per tonne in 2015 to US$115 per tonne in 2016, due primarily to dramatic price increases in the second half of the year.

Work advanced on a number of projects through 2016. Construction of our Fort Hills oils sands project advanced through the year and was approximately 76% complete by year end. See “Description of the Business — Energy” for a discussion of the project. We submitted a Social and Environmental Impact Assessment for our Quebrada Blanca Phase 2 Project in September 2016 and the updated feasibility study for the project was completed in the first quarter of 2017. We also announced an agreement to increase our interest in the Zafranal project in November,

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through the public acquisition of AQM Copper Inc., one of our partners on the project. This acquisition was completed in January 2017.

During the year we undertook a number of transactions that supported our liquidity and strengthened our financial position. In June, we issued US$1.25 billion in aggregate principal amount of senior unsecured notes maturing in 2021 and 2024, and used the proceeds to repurchase, under a tender offer, notes maturing in 2017, 2018 and 2019, reducing near-term maturities. In September and early October we repurchased an additional US$759 million face value of debt in market transactions. We also extended the maturity of US$1.14 billion of our US$1.2 billion revolving credit facility from June 2017 to June 2019. See “General Description of Capital Structure - Credit Facilities and Debt Securities” for further details of our credit facilities and debt securities.

Notwithstanding improving commodity prices, we continued to implement our cost reduction program through 2016 and were generally able to maintain or increase production and achieve significant reductions of cash unit costs across our operations during the year. Our cash and cash equivalents as at December 31, 2016 were $1.4 billion against total debt of $8.3 billion, with the decrease in our reported total debt mainly resulting from the repurchases described above.

2017

In 2017, average annual prices for our principal products increased compared to 2016. Annual average prices in 2017 for steelmaking coal, copper and zinc were US$176 per tonne, US$2.80 and US$1.31 per pound, respectively, compared with US$115 per tonne, and US$2.21 and US$0.95 per pound in 2016.

During the year we announced a new dividend policy, completed and announced a number of dispositions of non-core assets, acquired further interests in a number of our projects and advanced various initiatives and projects intended to strengthen our financial position and our core business.

In April we announced a new dividend policy and the doubling of our annualized base dividend to $0.20 per share, which was declared at $0.05 per quarter. See “Dividends” below for a further discussion of our new dividend policy. We also announced a normal course issuer bid, which allow us to purchase up to 20 million Class B subordinate voting shares through to September 2018. In December, we paid a dividend of $0.45 per share consisting of a supplemental dividend of $0.40 per share and our regular base quarterly dividend of $0.05 per share, which totaled approximately $260 million. In addition, taking into account our strong cash position, we also announced our intention to apply an additional $230 million to the repurchase of shares through March 31, 2018, of which 5.9 million Class B subordinate voting shares for $175 million were repurchased in the fourth quarter.

In May we announced the sale of our two-thirds interest in the Waneta Dam and related transmission assets to Fortis Inc. for $1.2 billion cash. BC Hydro subsequently exercised its right of first offer over the assets and we expect the sale of the Waneta Dam and associated assets to BC Hydro to close in the second half of 2018. We also completed the sale of our 49% interest in the Wintering Hills wind power facility in 2017, for proceeds of $59 million.

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Acquisitions during the year included the closing of our purchase of AQM Copper Inc., which held an indirect 30% interest in our Zafranal copper-gold project located in Peru, and the acquisition of the minority 21% interest in our San Nicolás copper-zinc project located in Mexico. Zafranal and San Nicolás are part of our Project Satellite initiative launched in 2017, which is focused on surfacing value from substantial base metal assets in Teck’s portfolio. See “Description of the Business — Copper” for a further discussion of Project Satellite. In addition, we increased our interest in the Fort Hills oil sands mining and processing operations from 20% to 20.89% in 2017, and we expect our interest will ultimately increase to approximately 21.3% in 2018.

Work advanced on a number of projects through 2017. At our Fort Hills oil sands mining and processing operation the mine, primary extraction, utilities and froth assets were commissioned. An intermediate product, bitumen froth, was produced in September 2017, and first oil was achieved on January 27, 2018. See “Description of the Business — Energy” for a discussion of the project. We commenced a $72 million project to install an additional ball mill at our Highland Valley Copper Operations and a US$110 million upgrade project at our Red Dog zinc operations, and continued to advance through the regulatory process for our Quebrada Blanca Phase 2 project. We also commenced and advanced studies and expansion work at in respect of other projects.

We also continued to strengthen our liquidity and financial position in 2017. Over the course of the year we retired US$1.3 billion of debt through open market repurchases, tender offers and retirement at maturity. In October, we extended the maturity of our US$3.0 billion revolving credit facility to October 2022 (from July 2020) and US$1.2 billion revolving credit facility to October 2020 (from June 2019).

Our cash and cash equivalents as at December 31, 2017 were $952 million against total debt of $6.4 billion.

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Description of the Business

General

Teck’s business is exploring for, acquiring, developing and producing natural resources. Our activities are organized into business units focused on copper, steelmaking coal, zinc and energy. These are supported by Teck’s corporate offices, which manage corporate growth initiatives and provide marketing, administrative, technical, financial and other services.

We have interests in the following operations:

	Type of Operation	Jurisdiction

Elkview	Steelmaking Coal Mine	British Columbia, Canada

Fording River	Steelmaking Coal Mine	British Columbia, Canada

Greenhills	Steelmaking Coal Mine	British Columbia, Canada

Coal Mountain	Steelmaking Coal Mine	British Columbia, Canada

Line Creek	Steelmaking Coal Mine	British Columbia, Canada

Cardinal River	Steelmaking Coal Mine	Alberta, Canada

Highland Valley	Copper/Molybdenum Mine	British Columbia, Canada

Antamina	Copper/Zinc Mine	Ancash, Peru

Quebrada Blanca	Copper Mine	Region I, Chile

Carmen de Andacollo	Copper/Gold Mine	Region IV, Chile

Trail Operations	Zinc/Lead Refinery	British Columbia, Canada

Red Dog	Zinc/Lead Mine	Alaska, U.S.A.

Pend Oreille	Zinc/Lead Mine	Washington, U.S.A.

Fort Hills	Oil Sands Mining and Processing Operation	Alberta, Canada

Our principal products are steelmaking coal, copper and zinc. We also produce lead, silver, molybdenum, and various specialty and other metals, chemicals and fertilizers. In addition, we own an interest in the Fort Hills oil sands mining and processing operation, and interests in other oil sands assets in the Athabasca region of Alberta. We also actively explore for copper, zinc and gold.

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The following table sets out our revenue by product for each of our last two financial years:

Revenue by product

	2017 $(Billions)%		2016 $(Billions)%

Copper	2.022	17	1.820	20

Coal	6.152	51	4.144	44

Zinc	2.363	20	1.787	19

Other(1)	1.511	12	1.549	17

Total	12.048	100	9.300	100
(1)	Other revenues include sales of silver, lead, gold, molybdenum, various specialty metals, chemicals, energy and fertilizer.

Product Summary

Steelmaking Coal

Teck is the second-largest seaborne exporter of steelmaking coal in the world. Our hard coking coal, a type of steelmaking coal, is used primarily for making coke by integrated steel mills in Asia, Europe and the Americas. In 2017, sales to Asia accounted for more than 70% of our annual coal sales volume, similar to 2016. Approximately 75% all of the coal we produce is high quality hard coking coal, although the percentages can vary from quarter to quarter. We also produce lesser quality semi-hard coking coal, semi-soft coking coal, PCI and thermal coal products, which in aggregate accounted for approximately 25% of our annual sales volume in 2017.

Coal is processed at our mine sites. Processed coal is primarily shipped westbound from our mines by rail to terminals along the coast of British Columbia and from there by vessel to overseas customers. In 2017, approximately 5% of our processed coal was shipped eastbound directly by rail, or by rail and by ship via Thunder Bay, to customers in North America.

Globally, we compete in the steelmaking coal market primarily with producers based in Australia and the United States. For sales to China, we also compete with Mongolian and Chinese domestic coal producers. Coal pricing is generally established in U.S. dollars and the competitive positioning among producers can be significantly affected by exchange rates. Our competitive position in the coal market continues to be determined primarily by the quality of our various coal products and our reputation as a reliable supplier, as well as by our production and transportation costs compared to other producers throughout the world.

The high quality seaborne steelmaking coal markets are cyclical, being driven by a combination of demand, production and export capacity. Strong steel market fundamentals support demand and pricing for high quality seaborne steelmaking coal. Conversely, in difficult steel markets, steelmakers can use a higher proportion of semi-soft and PCI coal products in their production process, which can result in reduced pricing premiums for higher quality hard coking coals.

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We have experienced significant fluctuations in coal prices and sales volumes in the past and saw a significant decline in realized coal prices over the past few years, until the latter half of 2016. In late 2016, there was a dramatic increase in steelmaking coal prices due to tightness in supply. Volatility in steelmaking coal prices continued in 2017. Cyclone Debbie, which hit Australia in late March 2017, caused steelmaking coal prices to spike above US$300 per tonne for the fourth time since 2008. Prices corrected back to the US$140-150 per tonne range, but increased steadily during the second half of the year. The steady pace of price increases has been the result of numerous factors, including: strong steel pricing and demand in China aided by ongoing closure of excess capacity, robust steel production and pricing in the rest of the world due to the improving global economy and reduced steel exports from China. In addition, constrained steelmaking coal supply resulting from continuing logistics and production issues have affected key Australian mines. Depletion and closure of some Eastern European domestic mines also created additional demand from European steel mills for seaborne steelmaking coal.

In the past few years, a number of our customers reduced the proportion of coal purchased through quarterly-priced agreements and requested pricing for a portion of contract volumes on a spot basis in an effort to control costs in an environment of low steel prices. Coincident with the cyclone-induced price spike in April, the pricing methodology for our quarterly contract sales changed from a negotiated quarterly benchmark to an index-linked pricing mechanism based on the average of key premium steelmaking coal price assessments, effective April 1, 2017. Quarterly priced sales represent approximately 40% of our sales, with the balance of our sales priced at levels reflecting market conditions when sales are concluded. Lower-grade semi-soft coals and pulverized coal injection (PCI) pricing continues to be negotiated on a quarterly benchmark basis.

Substantially all of our revenues from sales of coal products were derived from sales to third party end-users, most of which are steelmakers.

Copper

We produce both copper concentrates and copper cathode. Our principal market for copper concentrates is Asia, with a lesser amount sold in Europe. Copper concentrates produced at the Highland Valley Copper mine are distributed to customers in Asia by rail to a port in Vancouver, British Columbia, and from there by ship. Copper concentrates produced at Antamina are transported by a slurry pipeline to a port at Huarmey, Peru and from there go by ship to customers in Asia and Europe. Copper concentrates produced at Carmen de Andacollo are trucked to the port of Coquimbo, Chile and from there go by ship to customers in Asia and Europe. Copper concentrates are sold primarily under long term contracts, with treatment and refining charges negotiated on an annual basis. Copper cathode from our Quebrada Blanca and Carmen de Andacollo mines is trucked from the mines and sold primarily under annual contracts to customers in Asia, Europe and North America.

The copper business is cyclical. Copper concentrate treatment charges rise and fall depending upon the supply of copper concentrates in the market and the demand for custom copper concentrates by the copper smelting and refining industry. Prices for copper cathode also rise and fall as a result of changes in demand for, and supply of, refined copper metal. The major use of refined copper is in electrical wiring and electronic applications, with prices and premiums

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highly dependent on the demand for electrical wire in construction, communications and automotive applications. We compete with other producers of copper concentrates and cathodes, as well as copper sourced through scrap sources.

Global demand for copper metal is estimated to have grown by 2.0% in 2017 to reach an estimated 23.0 million tonnes. Demand improved in Asia with Chinese demand growth estimated at 3.2% over 2016, much higher than initial projections at the beginning of the year. Demand growth in Europe and North America was up slightly at 0.3% and 0.7% respectively, while demand in developing regions is estimated to have dropped by less than 0.1%. Copper scrap availability improved with strengthening copper prices throughout the year. Scrap and unrefined copper imports into China, including blister and anode, were up over 11% in 2017.

All of our revenues from sales of copper concentrates and cathode copper were derived from sales to third parties.

Zinc

We produce refined zinc through our metallurgical operations at Trail and zinc concentrates through our mining operations. Our principal markets for refined zinc are North America and Asia. Refined zinc produced at our metallurgical operations at Trail, British Columbia is distributed to customers in North America by rail and/or truck and to customers in Asia by ship.

Our principal markets for zinc concentrates are Asia and Europe. In addition, in 2017 approximately 30% of Red Dog’s zinc concentrate production was sold to our metallurgical operations at Trail for treatment and refining. All of the production from our Pend Oreille zinc mine is sold to Trail.

All of our 2017 revenues from sales of refined zinc and zinc concentrates (other than zinc concentrates produced at Red Dog or Pend Oreille that are sold to Trail) were derived from sales to third parties. We strive to differentiate our refined metal products by producing the alloys, sizes and shapes best suited to our customers’ needs.

We have substantial long-term frame contracts for the sale of zinc concentrates from the Red Dog mine to customers in Asia and Europe.

Trail’s supply of zinc and lead concentrates, other than those sourced from Red Dog or Pend Oreille, is provided primarily through long-term contracts with mine producers in North America, South America and Australia.

The zinc business is cyclical. Treatment and refining charges rise and fall depending upon the supply of zinc concentrates in the market and the demand for custom zinc concentrates by the zinc smelting and refining industry. Refined zinc is used primarily for galvanizing steel, and prices and premiums are highly dependent on the demand for steel products.

Energy

In January 2018 we produced our first bitumen from our Fort Hills mining and processing operations project in Alberta, which is operated by an affiliate of Suncor Energy Inc. As required by pipelines to meet shipping viscosity requirements, we will purchase diluent to blend with our

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bitumen production and sell a blended bitumen product known as FRB, or Fort Hills Reduced Carbon Lifecycle Dilbit Blend.

Teck’s customers for the blended bitumen include refinery operators in Alberta, Ontario, the U.S. Midwest, and U.S. Gulf Coast. Bitumen production from Fort Hills is transported on the Northern Courier Pipeline to the East Tank Farm in Alberta, which is owned by the Thebacha Limited Partnership and operated by an affiliate of Suncor. At the East Tank Farm, the Fort Hills bitumen is blended with diluent that has been delivered from Edmonton on the Norlite Pipeline. The blended bitumen is subsequently transported from the East Tank Farm on the Wood Buffalo Pipeline to Hardisty, Alberta where Teck has contracted storage capacity for blended bitumen. Our tankage at Hardisty is connected to major export pipelines, including the Enbridge common carrier pipeline, the existing Keystone pipeline and the Express crude oil pipeline; and is also connected to a large unit train loading facility.

We have entered into a long-term “take or pay” transportation agreement on the existing Keystone pipeline to ship 10,000 barrels per day of blended bitumen to customers on the U.S. Gulf Coast. We have also contracted 12,000 barrels per day on the recently sanctioned Kinder Morgan TransMountain Pipeline expansion for delivery to Burnaby, British Columbia. The balance of our production will be either sold at Hardisty or shipped to customers via the Enbridge common carrier pipeline or transported by rail, if required.

Prices for our blended bitumen will be market based, and determined through a combination of global and Canadian benchmark indices. Like our other commodities, the oil industry is cyclical and is highly competitive. Blended bitumen products of the kind we produce sell at a discount to West Texas Intermediate crude oil (WTI), the benchmark North American light sweet crude oil product. The discount to WTI varies over time depending on the supply and demand for heavy crude production and the markets available to producers of those products, which are in turn influenced by available pipelines and other transportation options.

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Individual Operations

Steelmaking Coal

Our coal mineral holdings consist of a mix of fee simple lands owned by us and Crown leases and licences, which are subject to licensing and leasing fees. In the past, renewals of these licences and leases have generally been granted although there can be no assurance that this will continue in the future.

Five of Teck’s six operating coal mines are in British Columbia and are therefore subject to mineral taxes. British Columbia mineral tax is a two-tier tax with a minimum rate of 2% and a maximum rate of 13%. A minimum tax of 2% applies to operating cash flows, as defined by the regulations. A maximum tax rate of 13% applies to cash flows after taking available deductions for capital expenditures and other permitted deductions. Alberta Crown royalties are assessed on a similar basis, at rates of 1% and 13%, and apply to the Cardinal River mine.

All of Teck’s coal mines are conventional open-pit operations and are designed to operate on a continuous basis, 24 hours per day, 365 days per year. Operating schedules can be varied depending on market conditions and are subject to shutdowns for maintenance activities. Capacity may be restricted for a variety of reasons and actual production will depend on sales volumes. All of the mines are accessed by two-lane all-weather roads which connect to public highways. All the mines operate under permits granted by Provincial and/or Federal regulatory authorities. Each of the mines will require additional permits as they progress through their long-term mine plans. The issuance of certain permits for mine life extensions may depend on our ability to meet the water quality targets set out in the Elk Valley Water Quality Plan, as discussed below. All permits necessary for the current operations of the mines are in hand and in good standing. Annual in-fill drilling programs are conducted to confirm and update the geological models used to develop the yearly mine plans.

Following mining, the coal is washed in coal preparation plants using a variety of conventional techniques and conveyed to coal or gas fired dryers for drying. Processed coal is conveyed to clean coal silos or other storage facilities for storage and load-out to railcars.

Our 2017 production of 26.6 million tonnes declined by 1.0 million tonnes from 2016, primarily due to difficult weather conditions, higher employee turnover and geotechnical issues experienced in the first half of the year.

Steelmaking coal production in 2018 is expected to be between 26 and 27 million tonnes. As in prior years, annual production volumes can be adjusted to reflect market demand for our products, subject to adequate rail and port service. Assuming that current market conditions persist, annual production from 2019 to 2021 is expected to be higher than in 2018 despite the closure of Coal Mountain Operations in mid-2018.

Elk Valley Water Management

As previously disclosed, we continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan), which was approved in the fourth quarter of 2014 by the British Columbia (B.C.) Minister of Environment. The Plan establishes short-,

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medium- and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health, as well as a plan to manage calcite formation. In accordance with the Plan, we have constructed the first water treatment facility contemplated by the Plan.

We had previously announced that we are working to address an issue regarding selenium compounds in effluent from the first active water treatment facility (AWTF) at Line Creek Operations. We have successfully tested an additional treatment step to address the issue and are proceeding with construction of plant modifications, to be completed in the third quarter of 2018 at a cost of approximately $17 million. We will commence construction of our next AWTF at Fording River Operations in the second quarter of 2018, using the same treatment process as West Line Creek and incorporating the additional design changes to address selenium compounds. In 2017, we constructed our first saturated fill project at Elkview Operations, at a total cost of $41 million, and commissioned the project in January 2018. This alternative treatment strategy has the potential to replace AWTFs in the future and/or to enhance our ability to meet the objectives of the Elk Valley Water Quality Plan. We also completed the successful installation and commissioning of our first calcite management system at Greenhills Operations to support our understanding of calcite treatment and to prevent calcite precipitation in the environment downstream from our operations.

The capital spending on water treatment in 2018 is expected to be approximately $86 million, taking into account facility design modifications, as well as the engineering and commencement of construction of the Fording River AWTF. This compares to approximately $12 million of capital spending on water treatment in 2016, and $3 million of capital spending on water treatment in 2017, which was included in our 2017 sustaining capital.

Based on our current plans, total capital spending on water treatment over the next five years, from 2018 to 2022, is expected to be in the $850 to $900 million range. This contemplates completion of modifications to the Line Creek AWTF, the construction of the Fording River AWTF and two other AWTFs elsewhere in the Elk Valley, as well as the commencement of construction of a fifth AWTF. Delays in construction caused by the technical issues faced at the Line Creek AWTF have required us to plan for the construction of more than one AWTF at a time, increasing annual expenditures in the 2019 to 2022 period.

Based on current water quality modelling data and treatment technologies, up to four additional AWTFs will be required in the 2023 to 2032 period. Annual capital expenditures in this 10-year period are expected to be lower and more evenly distributed, at an annual average of approximately $65 million. Planned AWTFs have varying capacities and capital costs.

In 2017, operating costs for Elk Valley water quality management were approximately $0.75 per tonne of clean coal produced. Operating costs are expected to increase gradually over the next 15 years to the $5 to $6 per tonne range as additional AWTFs come on stream.

If our Elkview saturated fill project performs as expected, there is potential for further saturated fills to subsequently reduce capital and operating costs associated with active water treatment. We continue with research and development on alternatives to active water treatment, which have the potential to significantly reduce capital costs for water treatment. These include

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saturated rock fills, described above, which rely on biological processes in water collected in former mining areas to improve water quality, as well as various forms of caps and other reclamation techniques that have the potential to reduce the quantity of water requiring treatment. These technologies, although unproven, have the potential to significantly reduce active treatment costs over the long term.

All of the foregoing estimates are uncertain. Final costs of implementing the Plan will depend in part on the technologies applied and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are in fact protective of the environment and human health, and provides for adjustments if warranted by monitoring results. This ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies that could substantially increase or decrease both capital and operating costs associated with water quality management.

Inability to meet targets in the Plan or new information regarding environment inputs could adversely affect our ability to extend mining operations into new areas. See “Risk Factors—We face risks associated with the issuance and renewal of environmental permits” and “—Changes in environmental, health and safety laws may have a material adverse effect on our operations” for a further discussion of permitting and water quality management.

Coal Transportation

Most of the coal produced at the five mines in the Elk Valley Region of British Columbia and at the Cardinal River mine in west central Alberta is shipped to west-coast ports in British Columbia.

West-bound rail service from the five mines located in the Elk Valley is provided by Canadian Pacific Railway Company (“CPR”) pursuant to a 10-year agreement that expires in 2021. CPR transports a portion of these westbound shipments to Kamloops, B.C., and interchanges the trains with Canadian National Railway Company (“CN”) for further transportation to the west coast. CN also provides rail service from the Cardinal River mine to the west coast. Both CN’s Cardinal River services and Kamloops’ interchange services are provided to Teck Coal under a two-year agreement that expired on December 31, 2017. We are in discussions with CN in regard to a new contract.

A small portion of the coal produced at the five mines in the Elk Valley is transported by rail and ship via Thunder Bay Terminals in Thunder Bay, Ontario, to customers in the Great Lakes region of Canada and by direct rail to the United States. CPR transports the United States shipments via CPR directly or via the Burlington Northern Santa Fe (“BNSF”) railway, in which case CPR transports the coal from Elk Valley to Coutts, Alberta and then interchanges the trains with BNSF for further transport to the United States. Rail shipments destined for Thunder Bay and the United States are transported under rail tariff and related agreements.

Teck exports its seaborne coal primarily through three west coast terminals (Westshore, Neptune and Ridley). Westshore Terminals provides ship-loading services at Roberts Bank, British

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Columbia, and in 2017 provided services for approximately 65% of Teck’s steelmaking coal shipments. Our contract with Westshore Terminals provides us with 19 million tonnes of annual capacity through to March 2021, and we have contracted capacity at Ridley Terminals near Prince Rupert to provide for steelmaking coal shipments from our Cardinal River Operations in Alberta.

Neptune Bulk Terminals, in which Teck Coal has a 46% ownership interest, has a current annual capacity for steelmaking coal shipments of 12.5 million tonnes and provides ship-loading services for coal shipments loaded on a cost-of-service basis. Expansion work continues on the Neptune facility upgrade, which is expected to expand operations from 12.5 million tonnes per year to over 18.5 million tonnes per year. Construction activities at the terminal will commence in 2018.

Property Description

The following sections cover details for each of the operating mines and potential projects. For the operating mines, the remaining reserve life is shown, calculated by dividing remaining reserves by current annual production rates. As mine plans and capacities change these reserve lives will also change. Because each mine covers a substantial lease area, the development required for accessing the reserves can be substantial, and involve a range of expenditures in terms of pit access and development and infrastructure to support the development. The reserve lives also assume that the required permits for life extensions will be obtained in a timely fashion to maintain production continuity, as has been the case in previous years.

Geology of the Elk Valley Mines (B.C., Canada)

In the mines in the Elk Valley Region of British Columbia, coal is contained within the sedimentary Mist Mountain Formation of the lower Cretaceous Kootenay Group. The Mist Mountain sediments were involved in the mountain-building movements of the late Cretaceous to early Tertiary Laramide orogeny and are approximately 500 metres thick, with the depth of burial ranging from zero to 1,500 metres. The major structural features are north-south trending synclines with near horizontal to steep westerly-dipping thrust faults and a few high angle normal faults. This faulting has allowed for the Mist Mountain sequence to be repeated throughout the Elk Valley.

Fording River Mine, B.C., Canada

The Fording River mine is located 29 kilometres northeast of the community of Elkford, in southeastern British Columbia. The mine site consists of approximately 23,000 hectares of coal lands, including four operating surface coal pits along with several areas planned for surface mine development held under multiple contiguous coal leases and licences. The leases and licences relating to Fording River are held by Teck Coal. Teck Coal also controls the surface and subsurface rights to the properties which are in operation and those that are planned for development.

Coal mined at Fording River is primarily steelmaking coal, although a small amount of thermal coal is also produced. The current annual production capacities of the mine and preparation plant are approximately 8.5 million and 9.5 million tonnes of clean coal, respectively.

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The majority of current production is derived from the Eagle Mountain pit area. Proven and probable reserves at Fording River are projected to support mining at planned production rates for a further 45 years. Fording River’s reserve areas include Eagle Mountain, Swift, Turnbull, and Castle Mountain.

2018 projected capital costs for Fording River are approximately $139 million. The major components of the projected capital costs are:

Component	Approximate projected cost ($/million)

Sustaining	77

Major enhancement	62

2018 projected cash operating costs for Fording River are approximately $527 million. The major components of the projected cash operating costs are:

Component	Approximate projected cost ($/million)

Labour	235

Supplies	217

Energy	95

Other (including general & administrative, inventory changes)	87

Less amounts associated with projected capitalized stripping	(107)

Total	527

The cash operating costs presented above do not include transportation or royalties.

Elkview Mine, B.C., Canada

Teck Coal has a 95% partnership interest in the Elkview mine. The remaining 5% is indirectly held equally by Nippon Steel & Sumitomo Metal Corporation, a Japanese steel producer, and POSCO, a Korean steel producer, each of which acquired a 2.5% interest in 2005. The Elkview mine is an open-pit coal mine located approximately three kilometres east of Sparwood in south-eastern British Columbia. The mine site consists of approximately 27,100 hectares of coal lands.

The coal produced is a high-quality mid-volatile hard coking coal. Lesser quantities of lower grade hard coking coal are also produced. The current annual production capacities of the mine and preparation plant (on a 100% basis) are approximately 7.0 million and 7.0 million tonnes of clean coal, respectively.

Proven and probable reserves at Elkview are projected to support mining at planned production rates for a further 42 years.

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2018 projected capital costs for Elkview are approximately $92 million. The major components of the projected capital costs are:

Component	Approximate projected cost ($/million)

Sustaining	58

Major enhancement	34

2018 projected cash operating costs for Elkview are approximately $334 million. The major components of the projected cash operating costs are:

Component	Approximate projected cost ($/million)

Labour	174

Supplies	155

Energy	82

Other (including general & administrative, inventory changes)	65

Less amounts associated with projected capitalized stripping	(142)

Total	334

The cash operating costs presented above do not include transportation or royalties.

Greenhills Mine, B.C., Canada

Greenhills is operated under a joint venture agreement (the “Greenhills Joint Venture Agreement”) among Teck Coal, POSCO Canada Limited (“POSCAN”) and POSCAN’s parent, POSCO. Pursuant to the agreement, Teck Coal has an 80% interest in the joint venture while POSCAN has a 20% interest. The mine equipment and preparation plant are owned by Teck Coal and POSCAN in proportion to their respective joint venture interests. Under the Greenhills Joint Venture Agreement, Teck Coal is the manager and operator of Greenhills and takes 80% of all steelmaking coal produced at Greenhills. POSCAN takes the remaining 20%.

Teck Coal and POSCAN bear all costs and expenses incurred in operating Greenhills in proportion to their respective joint venture interests. POSCAN, pursuant to a property rights grant, has a right to 20% of all coal mined from certain defined lands at Greenhills until the end of the operational phase of the joint venture and POSCAN pays Teck a royalty for access to other coal reserves owned by Teck which are processed by Greenhills equipment and facilities. The joint venture agreement provides for a review of the terms of the agreement in 2018 and 2022 and, in the event the parties disagree on the continuation of the terms of the agreement, the operational phase will come to an end.

The Greenhills mine is located eight kilometres northeast of the community of Elkford, in south eastern British Columbia. The mine site consists of approximately 11,800 hectares of coal lands.

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Coal mined at Greenhills is primarily steelmaking coal, although a small amount of thermal coal is also produced. The current annual production capacities of the mine and preparation plant (on a 100% basis) are 5.4 million and 5.4 million tonnes of clean coal, respectively.

Production is derived primarily from the Cougar pit area. Proven and probable reserves at Greenhills are projected to support mining at planned production rates for a further 31 years.

Our 80% share of 2018 projected capital costs for Greenhills is approximately $23 million. The major components of our share of projected capital costs are:

Component	Approximate projected cost ($/million)

Sustaining	12

Major enhancement	11

Our 80% share of 2018 projected cash operating costs for Greenhills is approximately $215 million. The major components of our share of projected cash operating costs are:

Component	Approximate projected cost ($/million)

Labour	100

Supplies	103

Energy	53

Other (including general & administrative, inventory changes)	18

Less amounts associated with projected capitalized stripping	(59)

Total	215

The cash operating costs presented above do not include transportation or royalties.

Coal Mountain Mine, B.C., Canada

The Coal Mountain mine is located 30 kilometres southeast of Sparwood in southeastern British Columbia. The mine site consists of approximately 3,000 hectares of coal lands. Coal Mountain produces both steelmaking and thermal coal. We expect mining to conclude in the second quarter of 2018. At that time, the plant will be shut down and put into care and maintenance but will continue to have an approximate capacity of 3.5 million tonnes of clean coal. In November 2015 we suspended the Coal Mountain Phase 2 Project, as the project was not economic under the expected market conditions at that time.

Line Creek Mine, B.C., Canada

The Line Creek mine is located approximately 25 kilometres north of Sparwood in southeastern British Columbia. Line Creek supplies steelmaking and thermal coal to a variety of international

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and domestic customers. The Line Creek property consists of approximately 8,200 hectares of coal lands.

The current annual production capacities of the mine and preparation plant are approximately 4.0 million and 4.0 million tonnes of clean coal, respectively. Proven and probable reserves at Line Creek are projected to support mining at planned production rates for a further 18 years.

Cardinal River Mine, Alberta, Canada

The Cardinal River mine is located approximately 42 kilometres south of Hinton, Alberta. Prior to 2003 the mine was owned by Luscar and CONSOL, each of which retained a net revenue royalty of 2.5% based on any coal mined from the Cheviot pit and certain other former Luscar properties. The Cardinal River mine property consists of approximately 15,300 hectares of coal lands.

In 2005, Teck Coal completed the development of the Cheviot Creek pit located approximately 20 kilometres south of the Cardinal River coal plant. Coal mined at Cardinal River is primarily steelmaking coal, although a small amount of thermal coal is also produced. The current annual production capacities of the mine and preparation plant are approximately 2.0 million and 3.5 million tonnes of clean coal, respectively.

Proven and probable reserves at Cardinal River are projected to support mining for a further 8 years. However, mining beyond 2019 will require the coal price to remain high for a sustained period.

Quintette Coal Project, B.C., Canada

Our Quintette mine in northeastern British Columbia has been closed since 2000. In the third quarter of 2012 we completed the feasibility study for re-opening the Quintette mine. The feasibility study estimates the capital cost to re-open Quintette at $858 million, not including escalation or interest during construction. The study contemplates an average clean coal production rate of 3.5 million tonnes per year over the estimated 12-year life of Quintette. We received a Mines Act Permit Amendment for Quintette in June 2013. Quintette has been placed on care and maintenance and the potential restart has been deferred until market conditions improve sufficiently to absorb the incremental tonnage at an attractive price.

Other Coal Projects

Other coal properties include Mt. Duke (92.6% interest) south of Tumbler Ridge B.C., Elco (75% interest) at the north end of the Elk Valley and the Marten Wheeler property south of Elkview.

Copper

Copper Operations

Highland Valley Copper Mine, Canada (Copper)

We hold a 100% interest in the Highland Valley Copper mine located near Kamloops, British Columbia through our wholly-owned subsidiary Teck Highland Valley Copper Partnership (“HVC”).

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Highland Valley’s primary product is copper concentrate and it also produces molybdenum in concentrate. The property comprising the Highland Valley Copper mine consists of mineral leases, mineral claims and Crown grants. The mine property covers a surface area of approximately 34,000 hectares and HVC holds the mineral rights to that area pursuant to various leases, claims and licences.

The Highland Valley mine is located adjacent to Highway 97C connecting Merritt, Logan Lake, and Ashcroft, British Columbia. Access to the mine is from a 1 kilometre access road from Highway 97C. The mine is approximately 50 kilometres southwest of Kamloops, and approximately 200 kilometres northeast of Vancouver. The mine operates throughout the year. Power is supplied by BC Hydro through a 138kV line which terminates at the Trans-Canada Highway west of Spuzzum in the Thompson Valley. Mine personnel live in nearby areas, primarily Logan Lake, Kamloops, Ashcroft, Cache Creek, and Merritt.

The mine is an open-pit operation. The processing plant, which uses autogenous and semi-autogenous grinding and flotation to produce metal in concentrate from the ore, has the capacity to process up to 145,000 tonnes of ore per day depending on ore hardness. Water from mill operations is collected and contained in a tailings impoundment area. Mill process water is reclaimed from the tailings pond. The operation is subject to water and air permits issued by the Province of British Columbia and is in material compliance with those permits. The operation holds all of the permits that are material to its current operations.

Ore is currently mined from the Valley and Lornex pits. The crusher relocation project for the Valley pit was completed in 2015, providing access to over 30 million tonnes of reserves as part of Highland Valley Copper’s current life of mine plan. A higher grade phase of the Valley pit was exhausted in 2016. In 2017, significantly more lower-grade ore from the Lornex pit was processed in comparison to 2016. Mining in the Highmont pit was substantially completed in the third quarter of 2017.

In 2015, additional drilling and engineering studies were conducted to define resources near the existing Valley, Lornex and Highmont pits and to examine other options to optimize and extend production past the current mine life. Additional drilling and studies were conducted in 2016 and 2017 focused on evaluating the viability of a substantial expansion of the Valley and Highmont pits. The pits are located in the Guichon batholith which hosts all of the ore bodies located in the area. The Lornex orebody occurs in skeena quartz diorite host rock, intruded by younger pre-mineral quartz porphyry and aplite dykes. The skeena quartz diorite is an intermediate phase of the Guichon batholith and is generally a medium-to-coarse grained equigranular rock distinguished by interstitial quartz and moderate ferromagnesian minerals. The sulphide ore is primarily fracture fillings of chalcopyrite, bornite and molybdenite with minor pyrite, magnetite, sphalerite and galena.

The pits are located in the Guichon batholith which hosts all of the ore bodies located in the area. The Lornex orebody occurs in skeena quartz diorite host rock, intruded by younger pre-mineral quartz porphyry and aplite dykes. The skeena quartz diorite is an intermediate phase of the Guichon batholith and is generally a medium-to-coarse grained equigranular rock distinguished by interstitial quartz and moderate ferromagnesian minerals. The sulphide ore is primarily

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fracture fillings of chalcopyrite, bornite and molybdenite with minor pyrite, magnetite, sphalerite and galena.

The host rocks of the Valley deposit are mainly porphyritic quartz monzonites and granodiorites of the Bethsaida phase of the batholith. These rocks are medium-to-coarse-grained with large phenocrysts of quartz and biotite. The rocks of the deposit were subjected to hydrothermal alteration followed by extensive quartz veining, quartz-sericite veining, and silicification. Bornite, chalcopyrite and molybdenum were introduced with the quartz and quartz-sericite veins and typically fill angular openings in them. Accessory minerals consist of hornblende, magnetite, hematite, sphene, apatite and zircon. Pre-mineral porphyry and aplite dykes intrude the host rocks of the deposit.

Concentrates from the operation are transported first by truck to Ashcroft and then by rail to a port in Vancouver for export overseas, with the majority being sold under long-term sales contracts to smelters in Asia. The price of copper concentrate under these long-term sales agreements is based on LME prices during quotational periods determined with reference to the time of delivery, with treatment and refining charges negotiated annually. The balance is sold on the spot market. Molybdenum concentrates are sold to third party roasters on market terms.

In 2017, 46 diamond drill holes, totalling approximately 14,000 metres were drilled in the Valley, Lornex and Highmont pit areas. In addition, twelve holes, totalling 2,700 metres, were drilled near the pits and in the surrounding district. Quick logs of these holes indicate no material impacts on the quantity or grade of reserves and resources. Diamond drill core is split in halves using core saws and sampled in two metre intervals (HQ diameter core). One half is sent to an independent, off-site laboratory for analysis and the other is retained for future reference. Field duplicates and external umpire checks of approximately five percent of pulp samples are elements of the Highland Valley quality assurance-quality control program procedures.

Highland Valley Copper’s 2017 copper production was 92,800 tonnes, compared to 119,300 tonnes in 2016 and 151,400 tonnes in 2015. The decrease in 2017 was primarily due to the expected lower copper grades and associated lower recoveries in the first half of the year. Ore grades and recoveries improved from the third quarter of 2017 as we mined through higher-grade areas of the mine. While we expect annual average grades to increase in 2018 over 2017 levels and result in an increase in production, the higher grades experienced in the fourth quarter of 2017 will not be repeated in 2018 as we continue stripping activities and process ore from lower-grade sections of the Lornex pit and the west wall of the Valley pit. Grades are expected to increase further in 2019 in the current life of mine plan. Molybdenum production was 72% higher in 2017 at 9.3 million pounds, compared to 5.4 million pounds in 2016, primarily due to higher grades.

A $72 million project to install an additional ball mill to increase grinding circuit capacity started construction in September 2017. The project is anticipated to increase overall mill throughput by 5% and copper recovery by over 2% in comparison to levels that would otherwise be achieved, and is expected to be completed by mid-2019.

Copper production in 2018 is anticipated to be between 95,000 and 100,000 tonnes, with a fairly even distribution throughout the year, before returning to sustainable higher grades in 2019 and

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beyond. Annual copper production from 2019 to 2021 is expected to be between 120,000 and 140,000 tonnes per year, with lower production in 2019 then gradually rising through to 2021. Copper production is anticipated to remain at about 140,000 tonnes per year after 2021, through to the end of the current mine plan in 2028. Molybdenum production in 2018 is expected to be approximately 5.0 million pounds contained in concentrate, and annual production is expected to remain similar to this level in 2019 to 2021.

See “—Mineral Reserves and Resources” for information about the mineral reserve and resource estimates for Highland Valley, including metal price and exchange rate assumptions.

The Highland Valley copper mine is subject to British Columbia mineral taxes. The B.C. mineral tax is a two-tier tax with a minimum rate of 2% and a maximum rate of 13%. A minimum tax of 2% applies to operating cash flows, as defined by the regulations. A maximum tax rate of 13% applies to cash flows after taking available deductions for capital expenditures and other permitted deductions.

2018 projected capital costs for Highland Valley are approximately $136 million. The major components of the projected capital costs are:

Component	Approximate projected cost ($/million)

Sustaining	77

Major Enhancement	59

2018 projected aggregate cash operating costs for Highland Valley are approximately $543 million. The major components of the projected cash operating costs are:

Component	Approximate projected cost ($/million)

Labour	240

Supplies	204

Energy	105

Other (including general & administrative, inventory changes)	64

Less amounts associated with projected capitalized stripping	(70)

Total	543

The cash operating costs presented above do not include transportation or royalties.

Antamina Mine, Peru (Copper, Zinc)

We own indirectly 22.5% of the Antamina copper/zinc mine in Peru, with the balance held indirectly by BHP Billiton plc (33.75%), Glencore plc (33.75%) and Mitsubishi Corporation (10%). The participants’ interests are represented by shares of Compañía Minera Antamina S.A.

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(“CMA”), the Peruvian company that owns and operates the project. Our interest is subject to a net profits royalty of 1.667% on CMA’s free cash flow.

The Antamina property consists of numerous mining concessions and mining claims covering an area of approximately 82,200 hectares and an area of approximately 15,000 hectares of surface rights. These rights concessions and claims can be held indefinitely, contingent upon the payment of annual licence fees and provision of certain production and investment information. CMA also owns a port facility located at Huarmey and an electrical substation located at Huallanca. In addition, CMA holds title to all easements and rights of way for the 302 kilometre concentrate pipeline from the mine to CMA’s port at Huarmey.

The deposit is located at an average elevation of 4,200 metres, 385 kilometres by road and 270 kilometres by air north of Lima, Peru. Antamina lies on the eastern side of the Western Cordillera in the upper part of the Rio Marañon basin. Mine personnel live in a camp facility while at work and commute from both local communities and larger population centres, including Lima.

The mine is an open-pit, truck/shovel operation. The ore is crushed within the pit and conveyed through a 2.7 kilometre tunnel to a coarse ore stockpile at the mill. It is then processed utilizing two SAG mills, followed by ball mill grinding and flotation to produce separate copper, zinc, molybdenum and lead/bismuth concentrates. The mill has the capacity to process approximately 145,000 tonnes per day depending on ore hardness. A 302 kilometre-long slurry concentrate pipeline, approximately 22 centimetres in diameter with a single pump station at the mine site, transports copper and zinc concentrates to the port where they are dewatered and stored prior to loading onto vessels for shipment to smelters and refineries world-wide.

The mine is accessible via an access road maintained by CMA. Power for the mine is taken from the Peru national energy grid through an electrical substation constructed at Huallanca. Fresh water requirements are sourced from a dam-created reservoir upstream from the tailings impoundment facility. The tailings impoundment facility is located next to the mill. Water reclaimed from the tailings impoundment is used as process water in the mill operation. The operation is subject to water and air permits issued by the Government of Peru and is in material compliance with those permits. The operation holds all of the permits that are material to its current operations.

The Antamina polymetallic deposit is skarn-hosted. It is unusual in its persistent mineralization and predictable zonation, and has a SW-NE strike length of more than 2,500 metres and a width of up to 1,000 metres. The skarn is well-zoned symmetrically on either side of the central intrusion with the zoning used as the basis for four major subdivisions being a brown garnet skarn, green garnet skarn, wollastonite/diopside/green garnet skarn and a marbleized limestone with veins or mantos of wollastonite. Other types of skarn, including the massive sulphides, massive magnetite, and chlorite skarn, represent the remainder of the skarn and are randomly distributed throughout the deposit. The variability of ore types can result in significant changes in the relative proportions of copper and zinc produced in any given year.

In 2017, 56 diamond drill holes were completed within the Antamina pit, including three deep holes, for a total of approximately 33,300 metres. For diamond core, three-metre samples of half core (HQ or NQ) are taken and crushed for assay at an external laboratory. The remaining half of

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the core is retained for future reference. The assay program includes approximately 15% of quality-assurance/quality-control samples, comprising reference materials, duplicates and blanks. The reference materials consist of matrix-matched material from Antamina, homogenized and certified in accordance with industry practice.

Antamina’s copper production (100% basis) in 2017 was 422,500 tonnes, compared to 431,100 tonnes in 2016, with the decrease primarily as a result of processing less copper-only ore, as expected in the mine plan. Zinc production was a record 372,100 tonnes in 2017, nearly doubling 2016 production levels, primarily due to increased processing of a higher portion of copper-zinc ores, and significantly higher zinc grades and recoveries. Molybdenum production totalled 8.7 million pounds, 15% lower than 2016, due to processing less copper-molybdenum ore.

Our 22.5% share of Antamina’s 2018 production is expected to be in the range of 90,000 to 95,000 tonnes of copper, 85,000 to 90,000 tonnes of zinc and approximately 1.8 million pounds of molybdenum in concentrate. Our share of copper production is expected to be between 90,000 and 100,000 per year tonnes from 2019 to 2021. Zinc production is expected to remain strong, as the mine is currently in a phase with high zinc grades and a higher proportion of copper-zinc ore processed. Our share of zinc production is anticipated to average between 90,000 and 100,000 tonnes per year from 2019 to 2021, although annual production will fluctuate due to feed grades and the amount of copper-zinc ore processed, with the lower end of average zinc production expected in 2019. Our share of annual molybdenum production is expected to be between 2.5 and 3.0 million pounds between 2019 and 2021.

Antamina has entered into long-term off-take agreements with affiliates of the Antamina shareholders on market terms for copper, zinc and molybdenum concentrates.

In Peru, the mining tax regime includes the Special Mining Tax and the Modified Mining Royalty which apply to CMA’s operating margin based on a progressive sliding scale ranging from 3% to 20.4%. CMA is also subject to Peruvian income tax.

Based on current designed tailings storage capacity, the mine life is expected to continue until 2028. CMA is currently conducting engineering studies for additional tailings storage options and alternative mine plans that could result in significant mine life extensions.

Our 22.5% share of 2018 projected capital costs for Antamina is approximately US$63 million. The major components of the projected capital costs are:

Component	Approximate projected cost (US$/million)

Sustaining	53

Major Enhancement	10

Our 22.5% share of 2018 projected cash operating costs for Antamina is approximately US$165 million. The major components of the projected cash operating costs are:

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Component	Approximate projected cost (US$/million)

Labour	85

Supplies	90

Energy	40

Other (including general & administrative, inventory changes)	5

Less amounts associated with projected capitalized stripping	(55)

Total	165

The cash operating costs presented above do not include transportation or royalties.

Under a long-term streaming agreement with FN Holdings ULC (“FNH”), a subsidiary of Franco-Nevada Corporation, Teck has agreed to deliver silver to FNH equivalent to 22.5% of the payable silver sold by Compañia Minera Antamina S.A. using a silver payability factor of 90%. FNH made a payment of US$610 million on closing of the arrangement in 2015 and will pay 5% of the spot price at the time of delivery for each ounce of silver delivered under the agreement, in addition to an upfront acquisition price paid in a previous year. After 86 million ounces of silver have been delivered under the agreement, the stream will be reduced by one-third. The streaming agreement restricts distributions from Teck Base Metals, our subsidiary that holds our 22.5% interest in CMA, to the extent of unpaid amounts under the agreement if there is an event of default under the streaming agreement or an insolvency of Teck. Compañia Minera Antamina S.A., which owns and operates Antamina, is not a party to the agreement and operations will not be affected by it.

The labour agreement at Antamina will expire in the third quarter of 2018.

Quebrada Blanca Mine, Chile (Copper)

The Quebrada Blanca mine is owned by a Chilean private company, Compañía Minera Teck Quebrada Blanca S.A. (“CMTQB”). We own 90% of the Series A shares of CMTQB. Inversiones Mineras S.A. (“IMSA”), a Chilean private company, owns 10% of the Series A shares and 100% of the Series C shares of CMTQB. Empresa Nacional de Minería (“ENAMI”), a Chilean government entity, owns 100% of the Series B shares of CMTQB. When combined with the Series B and Series C shares of CMTQB, our 90% holding of the Series A shares equates to a 76.5% interest in CMTQB’s total share equity. IMSA’s and ENAMI’s shareholdings equate to a 13.5% and 10% interest in CMTQB’s total share equity, respectively. ENAMI’s interest is a carried interest and as a result ENAMI is generally not required to contribute further funding to CMTQB.

CMTQB owns the exploitation and/or exploration rights in the immediate area of the Quebrada Blanca deposit pursuant to various mining concessions and other rights. In addition, CMTQB owns surface rights covering the mine site and other areas aggregating approximately 3,150

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hectares as well as certain other exploration rights in the surrounding area and certain water rights.

The Quebrada Blanca mine is located in the Tarapacá Region of northern Chile approximately 240 kilometres southeast of the port city of Iquique and 1,500 kilometres north of the city of Santiago, the capital of Chile. The Quebrada Blanca property is located at approximately 4,400 metres elevation above sea level. The local topography is represented by rounded hills disrupted by steep gulches. Vegetation cover consists of sparse tufts of grass and small shrubs. Access to the mine site is via road from Iquique. Mine personnel are based in a camp facility and the majority commute from large population centres, including Iquique and Santiago.

Quebrada Blanca is an open-pit mine which produces ore that, since the first quarter of 2017, has been sent directly to the dump leach circuit. Prior to the first quarter of 2017, ore was sent for both heap leach and dump leach production. Copper-bearing solutions are collected from the heap and dump leach pads for processing in an SX-EW plant which produces copper cathode. Copper cathode is trucked to Iquique for shipment to purchasers.

The Quebrada Blanca orebody is a porphyry copper deposit located in a 30-40 kilometre wide belt of volcanic and sedimentary rocks which contains a number of the world’s largest copper mines including Collahuasi (10 kilometres to the east) and Chuquicamata (190 kilometres to the south). All of these deposits are spatially related to a major north-south fault, the West Fissure Fault, or to splays off this fault.

The Quebrada Blanca orebody occurs within a 2 kilometre by 5 kilometre quartz monzonite intrusive stock. Supergene enrichment processes have dissolved and redeposited primary (hypogene) chalcopyrite as a blanket of supergene copper sulphides, the most important being chalcocite and covellite, with lesser copper oxides/silicates such as chrysocolla in the oxide zone. Irregular transition zones, with (locally) faulted contacts separate the higher and lower grade supergene/dump leach ores from the leached cap and hypogene zones.

The majority of copper cathode produced at Quebrada Blanca is sold under annual contracts to metal consumers and metal trading companies. The remaining copper cathode is sold on the spot market. The price of copper cathodes is based on LME prices plus a premium based on market conditions.

At its peak, annual production of the SX-EW plant was approximately 85,000 tonnes of copper cathode per year. Following unexpected ground movement in June 2015, we decommissioned the north portion of the SX-EW plant. We continue to operate the south side of the SX-EW plant which has sufficient production capacity for the available ore sources over the remainder of the mine life. Current plant capacity is estimated at approximately 40,000 tonnes of copper cathode per year.

Since the first quarter of 2017, all supergene ore mined has been sent directly to the dump leach circuit. This has resulted in lower recovery and a longer leaching cycle at reduced operating costs, compared to the previous operations of the heap leach circuit. As a result of these changes, and declining mine production as supergene ores are depleted, Quebrada Blanca produced 23,400 tonnes of copper cathode in 2017, compared to 34,700 tonnes in 2016.

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We expect production of approximately 20,000 to 24,000 tonnes of copper cathode in 2018. The supergene deposit is expected to be exhausted in the second quarter of 2018, although we currently anticipate cathode production to continue through 2019 as leaching of the dump material and secondary extraction from old heap material will continue, although at approximately half of current cathode production rates. Options to extend mining activities further into 2018, as well as extending cathode production beyond 2019, are being studied.

Quebrada Blanca Phase 2

In early 2017, we completed an updated feasibility study on our Quebrada Blanca Phase 2 project, which incorporates recent project optimization and certain scope changes, including a different tailings facility located closer to the mine. As previously outlined, the proposed Quebrada Blanca Phase 2 would extend the life of the existing mine as a large scale concentrate producing operation. As part of the regulatory process for Quebrada Blanca Phase 2, we submitted a Social and Environmental Impact Assessment (SEIA) to the Region of Tarapacá Environmental Authority in the third quarter of 2016, which remains in the evaluation process.

The updated study estimates a capital cost for the development of the project on a 100% basis of US$4.7 billion (in first quarter 2016 dollars, not including working capital or interest during construction). The study is based on an initial mine life of 25 years, consistent with the capacity of the new tailings facility. The project scope includes the construction of a 140,000-tonne-per-day concentrator and related facilities connected to a new port facility and desalination plant by 165-kilometre long concentrate and desalinated water pipelines. Annual production capacity is expected to be 300,000 tonnes of copper equivalent per year for the first five years of mine life.

Project activities in 2017 focused primarily on completing an updated feasibility study, execution readiness activities, advancing detailed engineering and design, and continuing progress on the SEIA regulatory approval process. A decision to proceed with development will be contingent upon regulatory approvals and market conditions, among other considerations. Given the timeline of the regulatory approval process, such a decision is not expected before the second half of 2018.

Certain commitments have been made by CMTQB in connection with the development of Quebrada Blanca Phase 2, including with respect to certain long-lead equipment and power purchase contracts. There are three primary power purchase agreements for Quebrada Blanca Phase 2, with staggered supply dates. Each of these agreements imposes a take-or-pay obligation on CMTQB, under which CMTQB is required to pay for the contracted power regardless of whether it is required in the operations. Supply from the first contract commenced in the fourth quarter of 2016 and the other supply dates commenced in early 2018. CMTQB’s obligations under the power purchase agreements are guaranteed by Teck until Quebrada Blanca Phase 2 enters production. So long as Teck’s unsecured unsubordinated debt does not carry an investment grade credit rating from Moody’s, Standard & Poor’s or Fitch ratings agencies (or any two of these agencies if Teck is rated by more than one of them), we are required to deliver letters of credit to support these guarantees. There are currently US$672 million of letters of credit outstanding to support the guarantees. The aggregate fixed commitment of the three primary power supply agreements is approximately US$6.6 million per month, determined as of December 31, 2017. CMTQB is taking steps to manage its exposure in connection with these

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commitments in light of the permitting timeline discussed above, and may sell power at spot market rates or under contract to offset its exposure under these take or pay contracts until power is required for the QB2 project. Based on current spot market rates, current mitigation efforts and CMTQB’s projected power consumption, its net estimated aggregate monthly exposure under its power arrangements is anticipated to be in the range of US$5.5 to US$6 million in 2018.

Taxes payable in Chile that affect the operation include a mining tax of 4% of net sales revenue under a tax stability agreement until 2018. From 2018 the Chilean Specific Mining Tax will apply to operating margin based on a progressive sliding scale from 5% to 14%. CMTQB is also subject to federal income tax in Chile.

Carmen de Andacollo Mine, Chile (Copper)

The Carmen de Andacollo property is owned by a Chilean private company, Compañía Minera Teck Carmen de Andacollo (“CDA”). We own 100% of the Series A shares of CDA while ENAMI owns 100% of the Series B shares of CDA. Our Series A shares of CDA equate to 90% of CDA’s total share equity and ENAMI’s Series B shares comprise the remaining 10% of total share equity. ENAMI’s interest is a carried interest and as a result ENAMI is not required to contribute further funding to CDA.

CDA owns the exploitation and/or exploration rights over an area of approximately 206 square kilometres in the area of the Carmen de Andacollo supergene and hypogene deposits pursuant to various mining concessions and other rights. In addition, CDA owns the surface rights covering the mine site and other areas aggregating approximately 21 square kilometres as well as certain water rights. CDA has, since 1996, been conducting mining operations on the supergene deposit on the Carmen de Andacollo property which overlies the hypogene deposit and since 2010 has been processing hypogene ore through a concentrator on the site.

The Carmen de Andacollo property is located in Coquimbo Province in central Chile. The site is adjacent to the town of Carmen de Andacollo, approximately 55 kilometres southeast of the city of La Serena and 350 kilometres north of Santiago. Access to the Carmen de Andacollo mine is by paved roads from La Serena. The mine is located near the southern limit of the Atacama Desert at an elevation of approximately 1,000 metres. The climate around Carmen de Andacollo is transitional between the desert climate of northern Chile and the Mediterranean climate of the Santiago area. The majority of mine personnel live in the town of Carmen de Andacollo, immediately adjacent to the mine or in the nearby cities of Coquimbo and La Serena.

The Carmen de Andacollo orebody is a porphyry copper deposit consisting of disseminated and fracture-controlled copper mineralization contained within a gently dipping sequence of andesitic to trachytic volcanic rocks and sub-volcanic intrusions. The mineralization is spatially related to a feldspar porphyry intrusion and a series of deeply-rooted fault structures. A primary copper-gold sulphide deposit (the “hypogene deposit”) containing principally disseminated and quartz vein-hosted chalcopyrite mineralization lies beneath the supergene deposit. The hypogene deposit was subjected to surface weathering processes resulting in the formation of a barren leached zone 10 to 60 metres thick. The original copper sulphides leached from this zone were re-deposited below the barren leached zone as a copper-rich zone comprised of copper silicates (chrysocolla) and supergene copper sulphides (chalcocite with lesser covellite).

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The Carmen de Andacollo mine is an open-pit mine. Copper concentrate is produced by processing hypogene ore through semi-autogenous grinding and a flotation plant with the capacity to process up to 55,000 tonnes of ore per day depending on ore hardness. Some supergene ore is also mined, which is transported to heap leach pads. Copper-bearing solutions are processed in an SX-EW plant to produce grade A copper cathode.

The majority of copper cathode produced at Carmen de Andacollo is sold under annual contracts with metal trading companies. The remaining Carmen de Andacollo copper cathode production is sold in the spot market. The price of copper cathodes is based on LME prices plus a premium based on market conditions. Copper concentrates are sold under long-term contracts to smelters in Asia and Europe using the LME price as the basis for copper pricing and with treatment and refining charges negotiated on an annual basis.

During 2017, 21 diamond drill holes, totaling approximately 3,660 metres were drilled at the Carmen de Andacollo mine. Sixteen of these drill holes were for geological logging purposes. The geological logging of these drill holes confirms the geological features identified in the deposit and only local changes of geological boundaries were recognized. Diamond drill core is split in halves and sampled in 2.5 metre intervals. One half is sent to the lab at the site for analysis and the other is retained for future reference. For this drilling campaign, one in five samples was submitted to metallurgical testing and subsequently these samples returned to the mechanical preparation process. Coarse blank, field duplicated (prior to shipment to the laboratory), crushing duplicated, fine coarse blank, pulp duplicated and standards were used as part of the quality assurance-quality control program. In addition, three of the diamond drill holes were for geotechnical purposes and the remaining two were for hydrogeological purposes.

Carmen de Andacollo produced 72,500 tonnes of copper contained in concentrate in 2017, 4% higher than 2016, primarily due to improved grades. Copper cathode production was 3,500 tonnes in 2017, compared with 3,700 tonnes in 2016. Gold production, on a 100% basis, of 54,500 ounces was similar to gold production in 2016, with 100% of the gold produced for the account of RGLD Gold AG, a wholly owned subsidiary of Royal Gold, Inc. In effect, 100% of gold production from the mine has been sold to the subsidiary, which pays a cash price of 15% of the monthly average gold price at the time of each delivery, in addition to an upfront acquisition price paid in previous years.

Consistent with the mine plan, copper grades are expected to decline towards reserve grades in 2018 and future years. We continue to study and pilot projects that could help to partially offset these grade declines. Carmen de Andacollo’s production in 2018 is expected to be in the range of 60,000 to 65,000 tonnes of copper in concentrate and approximately 3,000 tonnes of copper cathode. Annual copper in concentrate production is expected to be approximately 60,000 tonnes for the subsequent three-year period. Cathode production volumes are uncertain past 2018, although there is some potential to extend production.

The current life of mine for Carmen de Andacollo is expected to continue until 2035. Additional permitting or amendments will be required to execute the life of mine plan.

Taxes payable in Chile that affect the operation include a mining tax of 5% of net sales revenue under a tax stability agreement until 2018. From 2018 the Chilean Specific Mining Tax applies to

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operating margin based on a progressive sliding scale from 5% to 14%. CDA is also subject to federal income tax in Chile.

Copper Projects

NuevaUnión, Chile

In November 2015 we combined Goldcorp’s La Fortuna (formerly El Morro) project and Teck’s Relincho project, located approximately 40 kilometres apart in the Huasco Province in the Atacama region of Chile, into a single copper-gold-molybdenum project called NuevaUnión. We hold a 50% interest in NuevaUnión.

In October 2016, work began on a prefeasibility study concurrently with early and ongoing engagement with Indigenous Peoples and non-Indigenous communities to gather feedback and help inform project design. In addition, the first environmental baseline campaign was completed in December 2016. Activities continued to advance a prefeasibility study in 2017, including environmental baseline studies and ongoing community engagement. We expect to complete the prefeasibility study in the first quarter of 2018.

Project Satellite

In March 2017, we publicly launched our Project Satellite initiative, the focus of which is to surface value from five substantial base metals assets — Zafranal, San Nicolás, Galore Creek, Schaft Creek, and Mesaba. The current focus is to complete environmental and social baseline studies, community engagement programs and engineering and design work to prepare environmental impact assessments (EIAs) and development permit applications on the Zafranal and San Nicolás assets.

Zafranal, Peru

The Zafranal property, located in southern Peru within the Provinces of Castilla and Caylloma, is a mid-sized copper-gold sulphide porphyry deposit. The project is held by Compañía Minera Zafranal S.A.C., in which we hold an 80% interest with Mitsubishi Materials Corporation (MMC) holding the other 20%.

The project team completed infill and geotechnical drilling programs, hydrogeological studies and environmental, social and archeological studies during 2017. A feasibility study commenced in November 2017, along with expanded community engagement activities and permitting work necessary to prepare a social and environmental impact assessment. We expect to complete the feasibility study and submit the social and environmental impact assessment by the fourth quarter of 2018. Planned spending in 2018 is $35 million, which is included in capital expenditures for new mine development for our copper business unit.

San Nicolás, Mexico

The San Nicolás property, located in Zacatecas State, one of the oldest mining regions in Mexico, is a massive sulphide deposit with significant copper, zinc, gold and silver deposits. In October 2017 we completed the purchase of a 21% minority interest in the property held by our previous partner Goldcorp Inc. for US$50 million, and Teck now owns 100% of the project.

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Environmental and social baseline studies, preliminary hydrogeological studies, and project engineering programs were initiated in the third quarter of 2017 in support of a prefeasibility study and a social and environmental impact assessment. In October 2017, we completed the acquisition of the 21% minority interest in San Nicolás held by Goldcorp Inc. for cash consideration of US$50 million, taking our ownership of the asset to 100%. We expect to complete the prefeasibility study in the second half of 2019. Planned spending in 2018 is $30 million, which is included in capital expenditures for new mine development for our copper business unit.

Galore Creek, Canada

The Galore Creek project, located in the traditional territory of the Tahltan Nation in northwestern British Columbia, is a significant copper-gold-silver porphyry deposit. The project is owned by the Galore Creek Partnership, a 50/50 partnership between Teck and NOVAGOLD Canada Inc., and is managed by the Galore Creek Mining Corporation (GCMC), a wholly-owned subsidiary of the Galore Creek Partnership.

The Galore Creek project is currently on care and maintenance with work in 2017 and 2018 directed at maintaining the mineral properties, managing GCMC’s commitments under the existing environmental impact assessment and special use permit, maintaining commitments with the Tahltan as described in the project development agreement, and carrying out various value-added engineering studies.

Schaft Creek, Canada

The Schaft Creek property, located in the traditional territory of the Tahltan Nation in northwestern British Columbia, approximately 37 kilometres northeast of the Galore Creek property, is a large copper-molybdenum-gold porphyry deposit. The project is a 75/25 joint venture between Teck and Copper Fox Metals Inc., with Teck holding a 75% interest and acting as the operator.

The Schaft Creek project is currently on care and maintenance with work in 2017 and 2018 directed at updating the resource model, collection of environmental data, maintenance of camp and facilities and maintaining existing permits and engagement with the Tahltan Nation. The focus for 2018 will be to evaluate development alternatives with potentially improved economics.

Mesaba, United States

The Mesaba project, located in northeastern Minnesota, is part of a potentially significant new copper-nickel mining district in the United States. Known ore deposits in the district, including Mesaba, consist of metallurgically complex disseminated copper-nickel sulphides that require a range of mineral processing steps to make saleable concentrate or metal products while meeting State and Federal requirements to protect the environment. The mineral rights over the deposit are held 100% by Teck through lease agreements with private interests and the State of Minnesota.

The Mesaba project is currently on care and maintenance with work in 2017 and 2018 directed at maintaining local facilities, the mineral lease agreements and all commitments with local communities and regional government. Baseline environmental work will continue in 2018 along with resource and geometallurgical studies.

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CESL Limited (CESL)

In 2017, our CESL hydrometallurgical facility, located in Richmond, B.C., continued to advance the commercialization of our proprietary copper, nickel and copper-arsenic process technologies on internal and external opportunities.

Zinc

Mining Operations

Red Dog Mine, United States (Zinc, Lead)

The Red Dog zinc-lead mine, concentrator and shipping facility in the Northwest Arctic Borough, approximately 144 kilometres north of Kotzebue, Alaska, commenced production in December 1989 and began shipping concentrates in July 1990. The Red Dog mine is operated by Teck Alaska Incorporated on lands owned by, and leased from, the NANA Regional Corporation. The Red Dog mine covers approximately 1,000 hectares.

Red Dog mine is located on a ridge between the Middle and South Forks of Red Dog Creek, in the DeLong Mountains of the Western Brooks Range. The topography is moderately sloping, with elevations ranging from 260 metres to 1,200 metres above sea level. Vegetation is classified as woody tundra. The mine is accessible from a paved airstrip, five kilometres from the Red Dog mine, which allows jet access from Anchorage and Kotzebue. Mine personnel are generally drawn from surrounding communities as well as other locations within the State and North America. Power for the mine is produced on site by diesel generators with a maximum capacity of 30 MW, sufficient for present and expected future power requirements. Potable water is sourced from Bons Creek.

Red Dog is comprised of a number of sedimentary hosted exhalative lead-zinc sulphide deposits hosted in Mississippian-age to Pennsylvanian-age sedimentary rocks. The orebodies are lens shaped and occur within structurally controlled (thrust faults) plates, are relatively flat-lying and are hosted by marine clastic rocks (shales, siltstones, turbidites) and lesser chert and carbonate rocks. Barite rock is common in and above the sulphide units. Silicification is the dominant alteration type.

The sulphide mineralization consists of semi-massive to massive sphalerite, pyrite, marcasite and galena. Common textures within the sulphide zone include massive, fragmental, veined and, rarely, sedimentary layering.

Red Dog hosts three deposits that have been developed to support the mine plan: Main, Aqqaluk and Qanaiyaq. Development of the Aqqaluk deposit began in May 2010 and the first ore from the deposit was processed in August 2010. The Red Dog Main pit was exhausted in the first quarter of 2012 and all current and future ore production comes from the Aqqaluk and Qanaiyaq deposits.

The mining method employed is conventional open-pit drill and blast and truck and shovel technology. The mineral processing facilities employ conventional grinding and sulphide flotation methods to produce zinc and lead concentrates.

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Tailings storage and waste disposal areas have adequate design capacity to sustain the current life of mine plan. All contaminated water from the mine area and waste dumps is collected and contained in a tailings impoundment and seasonally discharged through a water treatment plant. Mill process water is reclaimed from the tailings pond.

In 2017, 25 holes, totalling approximately 5,600 metres were drilled in the Aqqaluk pit. Nineteen holes totalling 4,700 metres were drilled for resource infill and confirmation. An update to the Aqqaluk resource model completed in November 2017 indicated no material impact to the quantity or grade of reserves or resources. Diamond drill core (both HQ and NQ diameters) is sawn into halves and sampled in 1.5 metre intervals with one half being sent to Bureau Veritas in Vancouver for analysis and the other half retained at Red Dog for future reference. The quality assurance-quality control program consists of standards and blanks inserted at regular intervals as well as core, coarse crush and pulp duplicates all analyzed by Bureau Veritas. Five percent of core sample pulps are split and sent to a second lab as a check.

The mine and concentrator properties are leased from, and are being operated under the terms of a development and operating agreement with, the NANA Regional Corporation, Inc. (“NANA”), an Alaskan native regional corporation. Since the third quarter of 2007, we have paid NANA a percentage of the net proceeds of production from the mine, starting at 25% and increasing to 50% by successive increments of 5% at five-year intervals. The net proceeds of production percentage increased from 25% to 30% in the fourth quarter of 2012 and increased to 35% in October 2017. The development and operating agreement also provides for employment and contracting preferences and additional lease rental payments. In addition to the royalties payable to NANA, the operation is subject to federal and state income taxes and the Alaska Mining Licence tax which applies at 7% of taxable income.

A payment in lieu of taxes (PILT) agreement between Teck Alaska and the North West Arctic Borough (the Borough) expired on December 31, 2015. Early in 2017, Teck Alaska and the Borough agreed to a new 10-year PILT agreement, which was subsequently signed during the second quarter of the year. Under the new agreement, PILT payments to the Borough, based on the assessed property value of the mine, increase by approximately US$4 million to between US$14 million and US$18 million per year. In addition, Teck Alaska will make annual payments to a separate fund aimed at social investment in villages in the region. These payments, based on mine profitability, will be between US$4 million and US$8 million per year, with US$11 million invested in the first year.

The mine is in material compliance with all of its permits and related regulatory instruments and has obtained all of the permits that are material to its current operations.

In 2017, approximately 30% of the zinc concentrate produced at Red Dog was shipped to our metallurgical facilities at Trail, British Columbia and the balance to customers in Asia and Europe. The lead concentrate production is also shipped to Trail and to customers in Asia. The majority of concentrate sales are pursuant to long-term contracts at market prices subject to annually negotiated treatment charges. The balance is sold on the spot market at prices based on prevailing market quotations. The shipping season at Red Dog is restricted to approximately 100 days per year because of sea ice conditions and Red Dog’s sales are seasonal, with the majority

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of sales in the last five months of each year. Concentrate is stockpiled at the port facility and is typically shipped between July and October.

In 2017, zinc production at Red Dog decreased to 541,900 tonnes compared to 583,000 tonnes in 2016, primarily due to poor mill performance in the first half of the year and lower zinc grades. As planned, ore from the higher-grade Qanaiyaq pit was introduced to supplement declining grade ore from the Aqqaluk pit. However, mill performance was adversely affected, as this ore is metallurgically complex and weathered, particularly during the early stages of pit development. As we gained processing experience with this ore, and deepened the pit to access less weathered ore, the amount of Qanaiyaq ore in the mill feed blend increased to 20% during the fourth quarter. We expect to maintain this feed ratio of Qanaiyaq ore in 2018.

Lead production in 2017 declined to 111,300 tonnes, compared to 122,300 tonnes in 2016, primarily due to lower lead recoveries.

In the third quarter, we initiated a mill upgrade project that is expected to increase average mill throughput by about 15% over the remaining mine life, helping to offset lower grades and harder ore in the Aqqaluk pit. This project is expected to be complete by the end of 2019 at a capital cost of US$110 million.

Because the upgrade project will permit lower grade material to be processed, the current mine life, based on existing developed deposits, will remain unchanged through to 2031. In 2018, we plan to continue an exploration drilling program and various studies focused on extending the life of Red Dog past 2031, including possible development of the Paalaaq, Anarraaq, and Aktigiruq deposits.

Red Dog’s production of contained metal in 2018 is expected to be in the range of 525,000 to 545,000 tonnes of zinc and 95,000 to 100,000 tonnes of lead. From 2019 to 2021, Red Dog’s production of contained metal is expected to be in the range of 475,000 to 525,000 tonnes of zinc and 85,000 to 100,000 tonnes of lead per year, respectively.

2018 projected capital costs for Red Dog are approximately US$144 million. The major components of the projected capital costs are:

Component	Approximate projected cost (US$/million)

Sustaining	50

Major Enhancement	94

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2018 projected cash operating costs for Red Dog are approximately US$249 million. The major components of the projected cash operating costs are:

Component	Approximate projected cost (US$/million)

Labour	111

Supplies	74

Energy	35

Other (including general & administrative, inventory changes)	50

Less amounts associated with capitalized stripping	(21)

Total	249

The cash operating costs presented above do not include transportation or royalties.

Pend Oreille Mine, United States (Zinc, Lead)

We own 100% of the Pend Oreille mine, near Metaline Falls, Washington, which began commercial production in early 2004 under Teck’s ownership. In February 2009, we suspended operations and put the mine on care and maintenance as a result of low zinc prices. The mine restarted operations in December 2014.

The Pend Oreille mine is a carbonate-hosted zinc-lead orebody situated within the Metaline Formation in the southern portion of the Kootenay arc, an arcuate, narrow belt of sedimentary, volcanic and metamorphic rocks separating Precambrian metasediments to the east and Mesozoic volcanic and sedimentary units to the west. Metaline carbonates host the known zinc-lead deposits within the district.

Mineralization at the Pend Oreille mine is located within the Yellowhead horizon of the Metaline Formation, an intensely altered stratabound dolomitic solution breccia, which has been invaded and replaced by fine-grained pyrite with lesser zinc and lead sulphides. The sulphide zone has relatively simple mineralogy. Sphalerite and galena are the two ore minerals of interest. Gangue minerals include pyrite, dolomite and calcite.

The Pend Oreille mine is an underground mine. The mineral processing facilities employ conventional grinding and sulphide flotation methods to produce high quality zinc and lead concentrates. Pend Oreille holds all permits necessary for its operation and is in material compliance with these permits.

The mine achieved zinc production of 33,100 tonnes in 2017, compared to 34,100 tonnes in 2016.

Current mine planning efforts are focused on sustaining the operation and there is still significant potential to extend the mine life further. The current mine plan sustains the operation through 2018.

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We expect production in 2018 to be approximately 35,000 tonnes of zinc in concentrate. Production rates beyond 2018 are uncertain, although the potential exists to extend the mine life at similar rates for several more years.

Other Zinc Projects

In February 2017, we completed the acquisition of the 49% minority interest in the Teena/Reward and now own 100%. Teena/Reward is located eight kilometres west of the McArthur River Mine in the Northern Territory of Australia.

Refining and Smelting

Trail Operations

Teck Metals owns and operates the integrated smelting and refining complex at Trail, British Columbia. The complex’s major products are refined zinc, lead and silver. It also produces a variety of precious and specialty metals, chemicals and fertilizer products.

The zinc refinery consists of six major metallurgical plants, one fertilizer plant and two specialty metal plants. Depending on the mix of feeds, the facility has an annual capacity of approximately 300,000 to 310,000 tonnes of refined zinc. Zinc concentrates are initially treated in either roasters or pressure leach plants where sulphur is separated from the metal-bearing solids. The zinc is put into solution where it is first purified to remove other metal impurities and then electroplated onto cathodes in an electrolytic refining plant. The zinc cathodes are melted and then the zinc is cast into various shapes, grades and alloys to meet customer requirements. Other valuable metals, including indium and germanium, are also recovered as co-products in the zinc plant. The lead smelting operation consists of two major metallurgical plants and one specialty metal plant. Lead concentrates, recycled lead acid batteries, residues from the zinc circuits and various other lead- and silver-bearing materials are treated in the KIVCET flash furnace to produce lead bullion. The bullion is electro-refined in the refinery to produce high purity lead. The valuable silver and gold are also recovered in this circuit after further processing. Shutdown of the KIVCET furnace for regular maintenance is scheduled to occur approximately every four years, with the next shutdown scheduled for the third quarter of 2018.

Refined zinc production in 2017 was 310,100 tonnes, compared with 311,600 tonnes the previous year. Refined lead production was 87,100 tonnes, down from 99,200 tonnes in 2016, primarily due to treating material with lower metal units and reduced lead concentrate in the fourth quarter following mechanical difficulties in a fuming furnace. Silver production declined to 21.4 million ounces in 2017 from 24.2 million ounces in 2016.

Our recycling process treated 47,000 tonnes of material during the year, and we plan to treat about 39,000 tonnes in 2018. Our focus remains on treating lead acid batteries and cathode ray tube glass, plus small quantities of zinc alkaline batteries and other post-consumer waste through our recycling program.

In November 2016, we announced that we would invest $174 million in the installation of a second new acid plant to improve efficiency and environmental performance at Trail Operations.

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Construction started in the first quarter of 2017, and we expect the plant to become operational in the second quarter of 2019.

In 2018, we expect Trail Operations to produce 305,000 to 310,000 tonnes of refined zinc, approximately 70,000 tonnes of refined lead and approximately 16 to 18 million ounces of silver. Zinc production from 2019 to 2021 is expected to increase to 310,000 to 315,000 tonnes per year, while annual lead production is expected to rise to 95,000 to 105,000 tonnes. Silver production is dependent on the amount of silver contained in the purchased concentrates.

Metallurgical effluent, together with site rainfall drainage water, is collected in ponds and treated through an effluent treatment plant before discharge into the Columbia River. The smelter operates under a variety of permits, including effluent and air emission permits issued by the British Columbia Ministry of Environment. The operation is in material compliance with all of its environmental permits and has obtained all of the permits that are material to its operations.

Teck Metals also owns a two-thirds undivided interest in the Waneta hydroelectric power plant near Trail. BC Hydro acquired the balance from Teck in March 2010. The plant has an installed capacity of approximately 490 megawatts and an annual average output of approximately 2,700 gigawatt hours of energy. This plant, pursuant to agreements with BC Hydro, provides electric power to the Trail Operations. The operation of Waneta and other hydroelectric plants located on the Kootenay River are governed by the Canal Plant Agreement (CPA), a contractual arrangement with BC Hydro and other related parties under which Teck receives approximately 1,800 gigawatt hours per year of energy regardless of actual water flows. The term of the CPA extends until 2035.

Teck Metals and BC Hydro are parties to a Co-Ownership and Operating Agreement, which they entered into in connection with BC Hydro’s acquisition of its one-third interest in the Waneta power plant. The agreement generally governs the relationship between Teck Metals and BC Hydro as co-owners of Waneta, and addresses matters including operation of the power plant, accounting and ownership. The agreement also generally provides for the firm delivery of energy and capacity from Waneta to BC Hydro until 2036. If Teck Metals fails to deliver power as provided for in the agreement, it could be liable to pay liquidated damages to BC Hydro based on the market rate for power at the time of the shortfall. The costs of the liquidated damages could be significant if the shortfall continues and is not covered by our insurance policies. Power that is surplus to Teck Metals’ obligations under the Co-Ownership and Operating Agreement and the requirements of Trail Operations may be sold by Teck Metals, subject to offering BC Hydro the first right to purchase the surplus.

During the second quarter of 2017, we announced an agreement to sell our two-thirds interest in the Waneta Dam and related transmission assets for $1.2 billion cash to Fortis Inc. (Fortis). During the third quarter of 2017, BC Hydro exercised its right of first offer in respect of this transaction. Under the agreement, we will be granted a 20-year lease with an option to extend for an additional ten years to use the two-thirds interest in Waneta which entitles us to power for our Trail Operations. The closing of the transaction with BC Hydro is subject to customary conditions, including receipt of regulatory approvals and certain consents and we do not expect to close before the third quarter of 2018. Teck Metals’ obligations in respect of firm delivery of energy described above will continue following the closing.

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We also own the related 15-kilometre transmission and distribution system from Waneta to the United States, which BC Hydro has agreed to purchase on a deferred schedule.

Energy

Fort Hills Oil Sands Mining and Processing Operation

The Fort Hills project is a project to develop, mine, extract and sell the recoverable bitumen found in certain oil sands deposits underlying six Alberta Oil Sands Leases No.’s 7404080933, 7404080932, 7400120008, 7406020438, 7405090634 and 7406020437 (collectively, the “Fort Hills Leases”). The Fort Hills Leases are located approximately 90 kilometres north of Fort McMurray, Alberta and cover a contiguous area of approximately 23,675 hectares on the east bank of the Athabasca River.

On November 30, 2005, we acquired a 15% limited partnership interest in Fort Hills Energy L.P. (the “Fort Hills Partnership”), which owns the Fort Hills oil sands mining and processing operation. In 2007, we entered into an agreement to increase our interest in the Fort Hills Partnership to 20%. We increased our interest to approximately 20.89% in 2017. As at December 31, 2017, the other limited partners were Suncor Energy Inc. (“Suncor”) with a 53.05% interest and Total E&P Canada Ltd. (“Total”) with a 26.05% interest. Suncor and Teck increased their respective interests in Fort Hills after an agreement was reached in December 2017, in which Total reduced its interest. In January 2018, our interest has continued to increase as a result of ongoing dilution of Total’s interest and depending on the final project cost and our future funding elections we expect that our interest will ultimately increase to approximately 21.3%. Relations among the partners are governed by a limited partnership agreement and a unanimous shareholder agreement pertaining to the governance of Fort Hills Energy Corporation, the general partner of the Fort Hills Partnership, in which the limited partners hold pro rata share interests.

Suncor Energy Operating Inc., an affiliate of Suncor, acts as contract operator of the project pursuant to an operating services contract. The contract operator has exclusive authority to operate the project, subject to the oversight of a management committee on which each of the shareholders of the general partner is represented. Certain fundamental decisions concerning the project require super-majority, and in certain cases, unanimous, approval of the management committee. Subject to certain exceptions, limited partners have a right of first refusal in the event of a transfer of another’s limited partnership interest.

Teck’s share of the overall budgeted project costs are expected to be $3.6 billion from the date the project was sanctioned, an increase in our share of approximately $300 million from our previous forecast of $3.3 billion. Our share of project capital costs through to completion is expected to be $170 million. Our share of Fort Hills major enhancement capital expenditures is expected to be $90 million and sustaining capital expenditures is expected to be $40 million in 2018.

As of December 31, 2017, approximately $20.4 billion (100% basis) has been spent on Fort Hills by the Fort Hills Partnership since inception. Teck’s cumulative spending on the project since inception was $4.8 billion at the end of 2017, of which $900 million was spent in 2017.

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Suncor, as operator of the Fort Hills Energy Limited Partnership, confirmed that during 2017, the mine, primary extraction, utilities and froth assets were commissioned. The Fort Hills plant initiated froth production in the third quarter, which required operating the mine, ore preparation, primary extraction, tailings and utilities areas of the Fort Hills plant. Bitumen froth produced at Fort Hills was then trucked to Suncor’s base plant facilities for further processing. Oil production from the first of three secondary extraction units commenced on January 27, 2018. The other two secondary extraction units are scheduled to be completed and commissioned in the first half of 2018 and production is expected to reach 90% of nameplate capacity by the end of 2018.

Teck’s share of Fort Hills bitumen production is forecast to be approximately 38,000 barrels per day on an annualized basis, assuming a 21.3% project interest. To meet pipeline viscosity requirements Teck will purchase approximately 11,500 barrels per day of diluent blend-stock, and sell approximately 49,500 barrels per day of blended bitumen.

The Fort Hills partners have jointly entered into long-term take-or-pay agreements with regional pipelines, terminals and blend facilities. These agreements relate to:

•	hot bitumen transportation from Fort Hills to the East Tank Farm on the Northern Courier Pipeline, operated by TransCanada;

•	diluent transportation from Edmonton to the East Tank Farm on the Norlite Pipeline, operated by Enbridge;

•	use of diluent and bitumen blending facility at the East Tank Farm, operated by the Thebacha partnership, a joint venture between Suncor and regional First Nations (Fort McKay First Nation and Mikisew Cree First Nation); and

•	blended bitumen transportation from the East Tank Farm to the market hub at Hardisty, Alberta on the Wood Buffalo Pipeline, operated by Enbridge.

We have separately contracted a 425,000 barrel working-capacity storage tank for our share of blended bitumen at Hardisty, Alberta and 100,000 barrels of diluent storage capacity at Fort Saskatchewan, Alberta. Our tankage at Hardisty is connected to major export pipelines, including the Enbridge common carrier pipeline, the existing Keystone pipeline and the Express crude oil pipeline. Our tankage is also connected to a large unit train loading facility.

We have entered into a long-term agreement on the existing Keystone pipeline to ship 10,000 barrels per day of blended bitumen to the U.S. Gulf Coast. We have also contracted 12,000 barrels per day on Kinder Morgan’s TransMountain Pipeline expansion project for delivery to Burnaby, B.C. The balance of our production will be sold at Hardisty, shipped to customers via the Enbridge common carrier pipeline or transported by rail if required.

Certain of these arrangements permit the infrastructure owners to require Teck to deliver letters of credit or other financial assurances if Teck does not maintain investment grade ratings by specified ratings agencies. Teck had approximately $209 million in letters of credit outstanding at December 31, 2017 as financial assurance related to certain pipeline and storage agreements we entered into in connection with the Fort Hills mining and processing operation. In addition, if requested by all of Teck’s counterparties, the amount of these letters of credit could increase up

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to approximately $504 million. These Fort Hills-related letters of credit will be terminated if and when we regain investment grade ratings.

Teck engaged GLJ Petroleum Consultants Ltd. (“GLJ”) to prepare an independent evaluation of the reserves at the Fort Hills mining and processing operation effective as of December 31, 2017. The best estimate of Teck’s share of the proven plus probable reserves at Fort Hills as at December 31, 2017 is 594 million barrels of bitumen. Teck’s share of project reserves increased by 21 million barrels in 2017 due to our increased ownership position as well as greater certainty in the recovery of ore from the South pit. The revised mine plan is still expected to support mining at design production rates for over 44 years. See “Oil and Gas Resources” below for a further discussion of the reserves for the Fort Hills mining and processing operation.

The Fort Hills project is subject to the royalty framework issued by the Government of Alberta (the Oil Sands Royalty), and regulated by the Oil Sands Royalty Regulation 2009 (OSRR 2009) and related regulations. Under the Oil Sands Royalty, royalties for the Fort Hills project are based on a sliding scale of 25% to 40% of net revenue, subject to a minimum royalty within a range of 1% to 9% of gross revenue. Revenues used in royalty formulas are driven by realized net prices to arm’s length customers or, if there are insufficient arm’s length sales, benchmark prices for Western Canadian Select (WCS) while sliding – scale percentages in royalty formulas depend on prices for West Texas Intermediate (WTI) from CAD$55/bbl for the minimum rate to the maximum rate at a WTI price of CAD$120/bbl. The Fort Hills project remains subject to the minimum royalty (the pre-payout phase) until the project’s cumulative gross revenue exceeds its cumulative costs, including an annual investment allowance. After the pre–payout phase the higher of the minimum and regular royalty rates will apply.

Fort Hills is required to upgrade the bitumen produced from the second phase of the project in Alberta or to pay a penalty to the Government of Alberta.

Frontier Project

The Frontier oil sands project is wholly-owned by Teck and consists of approximately 60,700 hectares of oil sands leases and is located on the west side of the Athabasca River. The Frontier project was designed for a total nominal production of approximately 260,000 barrels per day of bitumen.

The regulatory application review of Frontier is continuing with an appointed federal-provincial Frontier hearing panel reviewing information filed to date. The process is expected to continue through 2018; making 2019 the earliest a federal decision statement is expected. Our expenditures on Frontier are limited to supporting this process. We continue to evaluate the future project schedule and development options as part of our ongoing capital review and prioritization process.

Should the project proceed, first oil is not expected before the first quarter of 2026 with production expected to continue for 41 years.

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Lease 421 Area

We own a 50% interest in the Lease 421 Area – oil sands leases 421, 022, 023 and 899 – east of the Athabasca River (approximately 17,900 hectares on a 100% basis). To date, a total of 89 core holes have been completed in the Lease 421 Area.

Wintering Hills Wind Power Facility

We sold our 49% interest in the Wintering Hills Wind Power Facility to IKEA Canada for $59 million in March 2017.

Exploration

In 2017, we incurred exploration expenditures of $58 million, including $2 million for mine site and development/engineering projects. Approximately 25% of expenditures were dedicated to exploration for zinc, 53% for copper, 17% for gold and approximately 5% were dedicated to other commodities. Of the total exploration expenditures, approximately 45% was spent in North America, 30% in South America, 16% in Europe and Asia and 9% in Australia. In 2018, planned exploration expenditures are expected to be approximately $79 million, including $13 million for mine site and development /engineering projects.

Exploration is carried out through sole funding and joint ventures with major and junior exploration companies. Exploration is focused on areas in proximity to our existing operations or development projects in regions that we consider have high potential for discovery.

Corporate

For financial reporting purposes, we report on a corporate segment which includes all of our activities in commodities other than copper, coal, zinc and energy, our corporate development and growth initiatives and groups that provide administrative, technical, financial and other support to all of our business units.

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Mineral Reserves and Resources

See “Notes to Mineral Reserves and Resources Tables” below, after the Mineral Resources table.

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MINERAL RESERVES(1) AT DECEMBER 31, 2017
	Proven		Probable		Total		Teck Interest
	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)	Teck Interest (%)	Recoverable Metal(7) (000 t)
Copper
Highland Valley Copper	372,100	0.32	217,400	0.27	589,500	0.30	100.0%	1,540

Antamina
Copper only ore	115,900	1.01	196,300	0.97	312,100	0.98	22.5%	640
Copper-zinc ore	64,600	0.90	161,400	0.80	225,900	0.83	22.5%	330
	180,500	0.97	357,700	0.89	538,000	0.92	22.5%	970

Quebrada Blanca
Heap leach (2)	13,200	0.09			13,200	0.09	76.5%	10
Dump leach (2)	1,300	0.39	1,800	0.26	3,100	0.31	76.5%	10
	14,500	0.12	1,800	0.26	16,300	0.13	76.5%	20

Quebrada Blanca - Mill	40,800	0.62	1,218,000	0.51	1,258,800	0.51	76.5%	4,470

Andacollo
Heap leach (2)	100	0.28	3,100	0.18	3,200	0.18	90%	3
Dump leach (2)
	100	0.28	3,100	0.18	3,200	0.18	90%	3

Andacollo - Mill	111,100	0.35	221,600	0.32	332,600	0.33	90%	870

Galore Creek	69,000	0.61	459,100	0.58	528,000	0.59	50%	1,390
NuevaUnión
Relincho	435,300	0.38	803,800	0.37	1,239,100	0.37	50%	2,040
La Fortuna	321,800	0.55	277,200	0.43	599,100	0.49	50%	1,280

Molybdenum
Highland Valley Copper	372,100	0.007	217,400	0.009	589,500	0.007	100.0%	20
Antamina	115,900	0.037	196,300	0.034	312,100	0.035	22.5%	20
Quebrada Blanca - Mill	40,800	0.010	1,218,000	0.019	1,258,800	0.019	76.5%	130
NuevaUnión
Relincho	435,300	0.016	803,800	0.018	1,239,100	0.017	50%	60

Zinc
Red Dog
Mine			57,600	13.6	57,600	13.6	100%	6,310
District

Pend Oreille			700	6.8	700	6.8	100%	40
Antamina	64,600	2.2	161,400	2.0	225,900	2.1	22.5%	850

Lead
Red Dog
Mine			57,600	3.9	57,600	3.9	100%	1,130
District

Pend Oreille			700	1.1	700	1.1	100%	10

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  MINERAL RESERVES(1) AT DECEMBER 31, 2017

	Proven		Probable		Total			Teck Interest
	Tonnes (000’s)	Grade (g/t)(4)	Tonnes (000’s)	Grade (g/t)(4)	Tonnes (000’s)	Grade (g/t)(4)	Teck Interest (%)	Recoverable Metal (7) (000 oz)
Gold
Andacollo - Mill (6)	111,100	0.12	221,600	0.11	332,600	0.11	90%	720
Galore Creek	69,000	0.52	459,100	0.29	528,000	0.32	50%	2,040
NuevaUnión
La Fortuna	321,800	0.56	277,200	0.35	599,100	0.46	50%	3,000

Silver
Antamina
Copper only ore	115,900	7.5	196,300	7.9	312,100	7.8	22.5%	14,030
Copper-zinc ore	64,600	17.9	161,400	12.8	225,900	14.3	22.5%	15,020
	180,500	11.2	357,700	10.2	538,000	10.5	22.5%	29,050

Red Dog
Mine			57,600	70.9	57,600	70.9	100.0%	78,910
District

	Proven		Probable		Total		Teck Interest
	Tonnes (000’s)		Tonnes (000’s)		Tonnes (000’s)		Teck Interest (%)	Clean Coal (000 t)
Metallurgical Coal (3)
Fording River	161,000		221,500		382,500		100%	382,500
Elkview	7,400		286,100		293,500		95%	278,800
Greenhills	10,600		154,600		165,200		80%	132,200
Line Creek	2,100		61,500		63,600		100%	63,600
Cardinal River	3,500		13,200		16,700		100%	16,700
Quintette (Mt Babcock)	700		35,400		36,000		100%	36,000

PCI Coal (3)
Coal Mountain	1,000				1,000		100%	1,000
Cardinal River	100		400		500		100%	500

Thermal Coal (3)
Line Creek	500		9,400		9,900		100%	9,900
Quintette (Mt Babcock)			900		900		100%	900

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MINERAL RESOURCES(1) AT DECEMBER 31, 2017
	Measured		Indicated		Inferred
	Tonnes (000’s)	Grade (%)	Tonnes (000s)	Grade (%)	Tonnes (000s)	Grade (%)	Teck Interest
Copper
Highland Valley Copper	488,400	0.31	822,600	0.23	382,400	0.23	100.0%
Antamina
Copper only ore OP	53,900	0.60	319,100	0.81	603,000	0.84	22.5%
Copper-zinc ore OP	19,400	0.90	127,200	1.10	268,000	0.94
Copper only ore UG			12,200	1.11	500,900	0.96	22.5%
	73,300	0.68	458,500	0.90	1,371,900	0.91	22.5%

Quebrada Blanca
Heap leach (2)							76.5%
Dump leach (2)					40	0.15	76.5%
					40	0.15	76.5%

Quebrada Blanca - Mill	15,500	0.41	1,308,900	0.39	2,140,800	0.37	76.5%
Andacollo
Heap leach (2)	6,900	0.38	26,700	0.07			90.0%
Dump leach ore (2)							90.0%
	6,900	0.38	26,700	0.07			90.0%

Andacollo - Mill	32,000	0.30	169,700	0.28	19,300	0.29	90.0%
Galore Creek	39,500	0.25	247,200	0.34	346,600	0.42	50.0%
San Nicolás			91,700	1.24	10,800	1.24	100.0%
NuevaUnión
Relincho	79,900	0.27	317,100	0.34	610,800	0.38	50.0%
La Fortuna	19,800	0.51	72,600	0.39	678,100	0.35	50.0%
Molybdenum
Highland Valley Copper	488,400	0.009	822,600	0.009	382,400	0.007	100.0%
Antamina	53,900	0.017	319,100	0.023	603,000	0.030	22.5%
Quebrada Blanca - Mill	15,500	0.006	1,308,900	0.015	2,140,800	0.018	76.5%
NuevaUnión
Relincho	79,900	0.009	317,100	0.012	610,800	0.013	50.0%

Zinc
Red Dog
Mine			5,100	10.3	7,000	12.0	100.0%
District				0.0	19,400	14.4	100.0%

Pend Oreille			400	5.8	2,200	6.6	100.0%
Antamina	19,400	1.4	127,200	1.7	268,000	1.6	22.5%
San Nicolás			91,700	1.7	10,800	1.0	100.0%

Lead
Red Dog
Mine			5,100	3.4	7,000	4.6	100.0%
District					19,400	4.2	100.0%

Pend Oreille			400	0.8	2,200	1.4	100%

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MINERAL RESOURCES(1) AT DECEMBER 31, 2017
	Measured		Indicated		Inferred
	Tonnes (000’s)	Grade (g/t)(4)	Tonnes (000’s)	Grade (g/t)(4)	Tonnes (000’s)	Grade (g/t)(4)	Teck Interest
Gold
Andacollo - Mill (6)	32,000	0.11	169,700	0.10	19,300	0.08	90.0%
Galore Creek	39,500	0.39	247,200	0.26	346,600	0.24	50.0%
San Nicolás			91,700	0.46	10,800	0.26	100.0%

NuevaUnión
La Fortuna	19,800	0.53	72,600	0.38	678,100	0.30	50.0%

Silver
Antamina
Copper only ore OP	53,900	6.9	319,100	9.1	603,000	7.9	22.5%
Copper-zinc ore OP	19,400	16.9	127,200	19.1	268,000	15.1
Copper only ore UG			12,200	14.5	500,900	11.1	22.5%
	73,300	9.5	458,500	12.0	1,371,900	10.5	22.5%

San Nicolás			91,700	26.7	10,800	17.4	100.0%

Red Dog
Mine			5,100	74.3	7,000	87.8	100%
District					19,400	73.4	100%

MINERAL RESOURCES(1) AT DECEMBER 31, 2017
	Measured	Indicated	Inferred
	Tonnes (000’s)	Tonnes (000’s)	Tonnes (000’s)	Teck Interest
Metallurgical Coal (5)
Fording River	430,500	938,200	787,800	100%
Elkview	379,500	164,200	245,300	95%
Greenhills	176,600	247,100	181,600	80%
Line Creek	312,100	410,500	397,100	100%
Cardinal River	11,300	2,100	400	100%
Quintette (Mt Babcock)	31,800	92,000	114,400	100%
Mt Duke	24,300	102,400	122,600	92.68%
Elco	25,100	115,300	112,300	75%
Marten Wheeler (CMO2)	102,200	71,700	7,900	100%

PCI Coal (5)

Coal Mountain	55,900	23,100	4,900	100%
Cardinal River	200	100	30	100%

Thermal Coal (5)

Line Creek	3,700	3,200	1,700	100%
Quintette (Mt Babcock)	30	200	200	100%
Mt Duke	200	700	1,300	92.68%
Elco	700	6,100	6,000	75%
Marten Wheeler (CMO2)	2,800	3,700	900	100%

Notes to Mineral Reserves and Resources Tables:

(1)	Mineral reserves and resources are mine and property totals and are not limited to our proportionate interests. Figures have been rounded.
(2)	For heap leach and dump leach operations, copper grade are reported as % soluble copper rather than % total copper. Soluble copper is defined by an analytical methodology which uses acid and cyanide reagents to approximate the portion of copper recoverable in the heap and dump leach processes.
(3)	Coal reserves are reported as tonnes of clean coal.
(4)	g/t = grams per tonne.
(5)	Coal resources are reported as tonnes of raw coal.

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(6)	In 2015, an interest in future gold production from the Andacollo mine was sold. Compañia Minera Teck Carmen de Andacollo has agreed to sell and deliver to the purchaser an amount of gold equal to 100% of the payable gold produced from the Carmen de Andacollo mine until 900,000 ounces have been delivered, and 50% thereafter. Reserves and resources are stated without accounting for this production interest.
(7)	Recoverable Metal refers to the amount of metal contained in concentrate or cathode copper.

Definitions for Mineral Reserves and Mineral Resources

Mineral Reserves and Mineral Resources: “Proven” and “probable” mineral reserves and “measured”, “indicated” and “inferred” mineral resources are estimated in accordance with the definitions of these terms adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in November, 2010 updated in May 2014 and incorporated in National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”), by Canadian securities regulatory authorities.

Mineral resources are reported separately from, and do not include, that portion of the mineral resources classified as mineral reserves.

Metallurgical coal: means the various grades of coal that are used to produce coke which is used in the steel making process.

PCI coal: means coal that is pulverized and injected into a blast furnace. Those grades of coal used in the PCI process are generally non-coking. PCI grade coal is used primarily as a heat source in the steel making process in partial replacement for high quality coking coals which are typically more expensive.

Thermal coal: means coal that is used primarily for its heating value. Thermal coals tend not to have the carbonization properties possessed by metallurgical coals. Most thermal coal is used to produce electricity in thermal power plants.

The CIM definitions for mineral resources and mineral reserves are as follows:

A “mineral resource” is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

An “inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. An inferred mineral resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drillholes. Inferred mineral resources must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed prefeasibility or

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feasibility studies, or in the life of mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101.

An “indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An indicated mineral resource has a lower level of confidence than that applying to a measured mineral resource and may only be converted to a probable mineral reserve. Mineralization may be classified as an indicated mineral resource by the qualified person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. An indicated mineral resource estimate is of sufficient quality to support a prefeasibility study which can serve as the basis for major development decisions.

A “measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A measured mineral resource has a higher level of confidence than that applying to either an indicated mineral resource or an inferred mineral resource. It may be converted to a proven mineral reserve or to a probable mineral reserve. Mineralization or other natural material of economic interest may be classified as a measured mineral resource when the nature, quality, quantity and distribution of data are such that the tonnage and grade or quality of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability of the deposit. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

A “mineral reserve” is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at prefeasibility or feasibility level as appropriate that include application of modifying factors. These studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

A “probable mineral reserve” is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A “proven mineral reserve” is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors.

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Methodologies and Assumptions

Mineral reserve and mineral resource estimates are based on various assumptions relating to operating matters, including with respect to production costs, mining and processing recoveries, mining dilution, cut-off values or grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates. Cost estimates are based on feasibility study estimates or operating history.

Methodologies used in reserve and resource estimates vary from property to property depending on the style of mineralization, geology and other factors. Geostatistical methods, appropriate to the style of mineralization, have been used in the estimation of reserves at Teck’s material base metal properties.

Assumed metal prices vary from property to property for a number of reasons. Teck has interests in a number of joint ventures for which assumed metal prices are a joint venture decision. In certain cases, assumed metal prices are historical assumptions made at the time of the relevant reserve and resource estimates. For operations with short remaining lives, assumed metal prices may reflect shorter-term commodity price forecasts.

Comments on Individual Operations

Highland Valley Copper

Reserve and resource estimates were prepared assuming long-term metal prices of US$3.00/lb copper, US$10.00/lb molybdenum, US$20.00/oz silver and US$1,250/oz gold and an exchange rate of CAD$1.20 per US$1.00. Resources and reserves are reported at a 0.10% copper equivalent cut-off.

Reserves in 2017 had a net increase of 42.9 million tonnes compared to 2016. This increase was due to a 97 million tonne increase attributed to updates to the resource model and changes in mine design, which was partially offset by a 47.8 million tonne reduction in reserves due to mining activities. Resources decreased 278.8 million tonnes compared to 2016 results, mostly due to higher long term operating cost assumptions and related changes in mine design. The resource estimate at Highland Valley is extremely sensitive to changes in these assumptions.

Antamina

Open pit reserve estimates were prepared assuming long-term metal prices of US$2.84/lb copper, US$1.00/lb zinc, US$8.01/lb molybdenum and US$19.47/oz. silver. Open pit and underground resource estimates were prepared assuming long-term metal prices of: US$3.30/lb copper, US$1.30/lb zinc, US$9.50/lb molybdenum and US$20.70/oz. silver.

Cut-off grades at Antamina are based on the net value before taxes that the relevant material is expected to generate per hour of concentrator operation at assumed prices, and varies by year in an effort to maximize the net present value of the pit.

A third-party study was completed in 2017 to evaluate copper-only mineral resources that could be extracted using an underground operation. The underground resource has been estimated at 500 million tonnes of inferred, and 12 million tonnes of indicated, copper-only ore resources.

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Although underground methods would reduce existing open pit resources by 383.0 million tonnes, there is a net increase of 123.5 million tonnes of resources.

Quebrada Blanca

Supergene reserves were estimated assuming a short-term copper metal price of US$2.38/lb, given the short-term nature of the operation. The supergene reserves are expected to be exhausted in 2018.

The Quebrada Blanca Phase 2 hypogene (concentrator) mineral reserves and resources are unchanged from 2016. The hypogene mineral reserves and mineral resources were estimated assuming a long-term copper price of US$3.00/lb and a long-term molybdenum price of US$10.00/lb variable metallurgical recoveries that average approximately 91% for copper and 76% for molybdenum.

Carmen de Andacollo

The Carmen de Andacollo operation includes a heap leach copper operation and a copper-gold hypogene concentrator. The resource model was updated in February 2017 with adjustments to the lithology, mineral zones and alteration models based on new drilling.

Supergene mineral reserve estimates assume a 49.7% leach recovery for soluble copper, long-term copper price of US$3.00/lb and cut-off of 0.20% soluble copper. Supergene reserves are estimated to sustain mining until 2018 from direct mill feed and existing stockpiles.

The hypogene reserves are estimated using variable mill recovery values for copper and an average fixed mill recovery of 67.6% for gold. Hypogene reserve estimates assume long-term metal prices of US$3.00/lb copper and US$1,200/oz gold. Current hypogene feeds are expected to sustain concentrator operations until 2035. Certain reserves were reclassified as resources in connection with permitting matters, although this reclassification was largely offset by increases in reserves due to lower assumed operating costs and pit design changes. Ultimately there was a net 17.1 million reduction in hypogene reserves in 2017, which is equivalent to depletion due to production in the year.

Hypogene resources increased to 221 million tonnes due mostly to the reclassification of certain reserves to resources, lower assumed operating costs and pit design changes.

NuevaUnión

Our Relincho project has been combined with Goldcorp Inc.’s El Morro (La Fortuna) project, forming NuevaUnión. Teck has a 50% interest in NuevaUnión.

Relincho reserves have been reported within the designed life of mine pits created during the 2013 feasibility study for the project, assuming US$2.80/lb copper and US$13.70/lb molybdenum and assumed metallurgical recoveries of 88.8% for copper and 47.2% for molybdenum. La Fortuna copper reserves and resources are estimated assuming US$2.80/lb copper and US$1,200/oz gold.

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The NuevaUnión staff are evaluating combined mine planning alternatives for both deposits through a prefeasibility study that will be completed in early 2018.

Red Dog

Reported reserves and resources for Red Dog are divided into two reporting groups based on the spatial proximity and the land ownership associated with the deposits in and around Red Dog. The names assigned to these groups are “Mine” and “District”.

Mineral reserves are reported for Aqqaluk and Qanaiyaq deposits only. In addition to reserves, Indicated and Inferred resources are reported from both deposits and from the neighbouring Paalaaq deposit. All three deposits are included in the “Mine” group.

The “District” group consists entirely of inferred resources from the Anarraaq deposit which lies approximately 11 km northwest of the current Red Dog operations.

Reserve and resource estimates assume long-term prices of US$1.00/lb zinc and US$0.90/lb lead.

Red Dog Mine reserves increased by 6.7 million tonnes in 2017, mostly due to the transfer of resources to reserves due to the approval of the VIP2 project and the completion of engineering required for a future tailings dam raise to a prefeasibility level. The low-grade resources are scheduled to be stockpiled and may be processed at the end of the mine life.

Red Dog Mine resources decreased by 11.0 million tonnes primarily due to the transfer of resources to reserves.

Red Dog District resources remained unchanged at 19.4 million tonnes, with all of the resources attributed to the Anarraaq deposit.

Pend Oreille

Production in 2017 accounted for 377 kt depletion from reserves, which was largely offset by the addition of 375 kt of reserves from other mine areas.

The reserves and resources for the East Mine area of Pend Oreille, scheduled to be mined in the near term, are estimated using a 4.5% zinc cut-off calculated assuming metal prices of US$1.35/lb for zinc and US$1.00/lb for lead.

The reserves and resource for MX area of Pend Oreille are estimated assuming a 4.0% zinc equivalent cut-off calculated using US$1.10/lb zinc and US$0.90/lb for lead.

Galore Creek

Reserves and resource estimates were prepared assuming US$2.50/lb copper, US$1,050/oz. gold and US$16.85/oz. silver. The reserve and resource estimates are unchanged from 2011, when the estimates, including the metal price assumptions, were produced.

San Nicolás

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The resource estimate is based on a scoping study produced in 2012 and remains unchanged. This study assumed US$2.75/lb copper, US$1.00/lb zinc, US$1,275/oz gold and US$22.50/oz silver.

Fording River

Total reserves decreased from year-end 2016 by 7.9 million tonnes of clean coal, primarily due to production of 8.3 million tonnes. The reserve estimate assumes a long term selling price at the Port of Vancouver of US$125/tonne of metallurgical coal at an exchange rate of CAD$1.20 per US$1.00.

Elkview

Teck has a 95% interest in the Elkview mine. Mine production in 2017 removed 6.2 million tonnes of clean coal reserves. There were significant increases to reserves due to the expansion and mine rephasing, and changes to the geology interpretation. These factors resulted in a net increase of 27.6 million tonnes of reserves at 2017 year end as compared to 2016. The reserve estimate assumes a long-term selling price at the Port of Vancouver of US$125/tonne for metallurgical coal at an exchange rate of CAD$1.20 per US$1.00.

Greenhills

Teck is an 80% member of the Greenhills joint venture, which operates in certain areas of the Greenhills Operations. Normal mine depletion accounted for a 6.2 million tonnes reduction in clean coal reserves. An additional decrease of 1.9 million tonnes of reserves was due to minor design changes and geotechnical issues in a pit. The reserve estimate assumes a long term selling price at the Port of Vancouver of US$125/tonne for metallurgical coal at an exchange rate of CAD$1.20 per US$1.00.

Line Creek

Mine production removed 3.6 million tonnes from reserves in 2017. Pit design changes resulted in an additional 1.6 million tonnes of reserves. The reserve estimate assumes a long term selling price at the Port of Vancouver of US$125/tonne for metallurgical coal at an exchange rate of CAD$1.20 per US$1.00.

Coal Mountain

Coal Mountain production removed 2.7 million tonnes from reserves in 2017, which was offset by geology interpretation and the re-addition of thermal reserves which added 1.1 million tonnes. The reserve estimate assumes a short term selling price of US$90/tonne for PCI coal and US$65/tonne for clean thermal coal at a short-term exchange rate of CAD$1.20 per US$1.00.

Cardinal River

In 2017, production reduce reserves by 1.3 million tonnes, which was offset by changes to geology interpretation and a minor pit design that added 0.9 million tonnes. The reserve estimate assumes a long term selling price of US$125/tonne for metallurgical coal at an exchange rate of CAD$1.20 per US$1.00.

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Quintette (Mt Babcock)

Quintette reserves remain unchanged from 2016 year end. The resource estimates assume a long-term selling price of US$125/tonne for metallurgical coal and an exchange rate of CAD$1.20 per US$1.00.

Other Coal Properties

Other properties include Mt Duke (92.683% interest) south of Tumbler Ridge BC, Elco (75% interest) at the north end of the Elk Valley and the Coal Mountain Phase 2 property south of Elkview. The resource estimates for these other coal properties assumed a long term selling price of US$125/tonne for metallurgical coal, US$90/tonne for clean PCI, US$65/tonne for clean thermal coal and an exchange rate of CAD$1.20 per US$1.00.

Risks and Uncertainties

Mineral reserves and mineral resources are estimates of the size and grade of the deposits based on the assumptions and parameters currently available. These assumptions and parameters are subject to a number of risks and uncertainties, including, but not limited to, future changes in metals prices and/or production costs, differences in size, grade, continuity, geometry or location of mineralization from that predicted by geological modeling, recovery rates being less than those expected and changes in project parameters due to changes in production plans. Except as expressly described elsewhere in this Annual Information Form, there are no known environmental, permitting, legal, title, taxation, sociopolitical, marketing or other issues that are currently expected to materially affect the mineral reserves or resources. Certain operations will require further permits over the course of their operating lives in order to continue operating. Where management expects such permits to be issued in the ordinary course, material that may only be mined after such permits are issued is included in proven and probable reserves. Specific current permitting issues are described in the narrative concerning the relevant operation under the heading “Description of the Business” and “Health and Safety and Environmental Protection” and under the headings “Risk Factors — We face risks associated with the issuance and renewal of environmental permits.”

Qualified Persons

Estimates of mineral reserves and resources for our material base metal properties have been prepared under the general supervision of Rodrigo Marinho, P.Geo., who is an employee of Teck Resources Limited. Mineral reserve and resource estimates for Antamina have been prepared under the supervision of Luis Mamani and Lucio Canchis, who are both SME Registered Members and employees of Compañía Minera Antamina S.A. Messrs. Marinho, Canchis and Mamani are the Qualified Persons for the purposes of National Instrument 43-101. Reserve and resource estimates for coal properties were prepared under the general supervision of Don Mills P.Geo. and Eric Jensen P.Eng., employees of Teck Coal Limited, who are the Qualified Persons for the purposes of National Instrument 43–101.

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Oil and Gas Reserves

The reserves information set out below for the Fort Hills oil sands mining and processing operation is based upon evaluations conducted by GLJ, an independent qualified reserves evaluator.

The effective date of the reserves data and other oil and gas information below for Fort Hills is December 31, 2017. Estimates of reserves and projections of production were prepared by GLJ using information provided up to December 31, 2017. The preparation date of the GLJ report that the reserves information set out below for Fort Hills is taken from is January 19, 2018.

All reserves information in this section is based on Teck’s 20.88925% interest in the Fort Hills oil sands mining and processing operation.

Classifications of oil and gas reserves as proved or probable are only attempts to define the degree of certainty associated with the estimates. There are numerous uncertainties inherent in estimating quantities of oil reserves. It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the forecast price and cost assumptions will be attained and variances could be material. The reserves estimates provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater or less than the estimates disclosed.

Reserve Categories and Resources

Reserves

For oil and gas, reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on analysis of drilling, geological, geophysical and engineering data, the use of established technology, and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified into proved or probable according to the degree of certainty associated with the estimates.

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Each of the proved and probable reserves categories may be divided into developed and undeveloped categories. All of Teck’s reserves are currently categorized as Undeveloped reserves. Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. construction of a primary extraction facility) is required and the necessary equipment is not yet installed to render them capable of production. Teck does not have any developed reserves at this time.

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Fort Hills Mining and Processing Operation

The reserves data presented below summarizes our proved and probable reserves and the net present values of future net revenue for these reserves. The reserves data uses forecast prices and costs prior to provision for, and therefore do not take into account, interest, general and administrative expenses or the impact of any hedging activities. In addition, provisions for the abandonment and reclamation of the mines and associated facilities to which reserves have been assigned have been included; all other abandonment and reclamation costs have not been included. These forecasts and other assumptions are taken from the GLJ evaluation report with an effective date of December 31, 2017, and do not take into account the increase in our interest in the project that occurred in January 2018. Future net revenues have been presented on a before and after tax basis in accordance with NI 51-101.

The future net revenue, development and operating cost, exchange rate, price and other assumptions set out in this “Description of the Business — Oil and Gas Reserves and Resources—Fort Hills Mining and Processing Operation” section of this AIF are the estimates or assumptions of GLJ, our independent reserves evaluator. In order to estimate reserves and future net revenues, GLJ makes a number of assumptions, including assumptions regarding inflation rates, currency exchange rates and prices for oil and other products. For planning, project economics, forecasts, accounting and other purposes our management makes assumptions regarding those same factors and our assumptions generally differ from those of GLJ. Different assumptions would lead to different present value and net revenue figures, and could affect reserve estimates.

GLJ estimates capital and operating costs associated with the Fort Hills mining and processing operation based on Suncor’s estimates, as operator, with consideration to those achieved by other oil sands mining projects. These GLJ estimated costs differ somewhat from those the Fort Hills partners use for construction planning and decision making for the project, which are based on detailed engineering studies. See “Description of the Business — Energy—Fort Hills Mining and Processing Operation” for a further description of the project operator estimates regarding development costs.

All of our reserves are associated with our Fort Hills mining and processing operation. Bitumen is the only product type associated with our reserves.

Reserves are presented on a gross and net basis. “Gross” in relation to Teck’s interest in reserves means Teck’s working interest share before deduction of royalties. “Net” in relation to Teck’s interest in reserves means Teck’s working interest as at December 31, 2017 (20.88925%) share after deduction of royalties.

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Summary of Oil and Gas Reserves

at December 31, 2017

(at forecast prices and costs)

Reserves

Reserves Category	Bitumen
	Gross (MMbbl)	Net (MMbbl)

Proved Reserves	0	0

Developed Producing	0	0

Developed Nonproducing	0	0

Undeveloped	366	340

Total Proved Reserves	366	340

Probable Reserves	229	194

Total Proved plus Probable Reserves	594	534

Summary of Net Present Value of Future Net Revenue at December 31, 2017

(forecast prices and costs)

The net present value of future net revenues below in respect of Teck’s interest in Fort Hills were computed by applying an average price forecast based on forecasts from three qualified reserves evaluators (including GLJ), GLJ’s forecast costs, as described below, legislated tax rates and Teck’s tax pools. The estimates of future net revenue do not necessarily provide a reliable estimate of the expected future cash flows to be obtained from our share of the Fort Hills reserves and do not necessarily represent the fair market value of our proved and probable oil reserves. The independent reserves evaluator makes various assumptions, including with respect to production rates and capital and operating costs which may differ from those the Fort Hills partners use for construction planning and decision-making for the project, which are based on detailed engineering studies.

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	Net Present Value of Future Revenue

Reserves Category	Before income taxes discounted at (%/year) ($ millions)					After income taxes discounted at (%/year) ($ millions)					Unit value ($/bbl)(1)
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%

Proved Reserves

Producing	0	0	0	0	0	0	0	0	0	0	0

Developed Nonproducing	0	0	0	0	0	0	0	0	0	0	0

Undeveloped	5,278	2,344	1,131	572	286	4,888	2,234	1,098	561	282	3.33

Total Proved	5,278	2,344	1,131	572	286	4,888	2,234	1,098	561	282	3.33

Total Probable	4,555	1,046	326	145	85	3,182	784	266	129	80	1.68

Total Proved plus Probable	9,833	3,391	1,457	717	371	8,070	3,018	1,365	690	363	2.73

(1)   Unit values are future net revenues, before deducting estimated cash income taxes payable, discounted at 10%, using net reserves.

Total Future Net Revenue as at December 31, 2017 (undiscounted)

(forecast prices and costs)

The future net revenues below in respect of Teck’s interest in Fort Hills were computed by applying an average price forecast based on forecasts from three qualified reserves evaluators (including GLJ), GLJ’s forecast costs, as described below, legislated tax rates and Teck’s tax pools. The estimates of future net revenue do not necessarily provide a reliable estimate of the expected future cash flows to be obtained from our share of the Fort Hills reserves and do not necessarily represent the fair market value of our proved and probable oil reserves. The development and operating costs below reflect GLJ’s estimates and differ from those the Fort Hills partners use for construction planning and decision-making for the project, which are based on detailed engineering studies. See “Description of the Business — Energy—Fort Hills Project” for a further description of the project operator projections regarding development costs.

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(in $ millions) (undiscounted)	Revenue	Royalties	Operating Costs	Capital Development Costs	Abandonment and Reclamation Costs	Future net revenue before income taxes	Income taxes	Future net revenue after income taxes

Reserves Category

Proved Producing	0	0	0	0	0	0	0	0

Proved Developed Nonproducing	0	0	0	0	0	0	0	0

Proved Undeveloped	23,346	1,744	13,506	2,281	537	5,278	390	4,888

Total Proved	23,346	1,744	13,506	2,281	537	5,278	390	4,888

Total Probable	22,872	3,517	12,703	1,498	599	4,555	1,373	3,182

Total Proved Plus Probable Reserves	46,218	5,260	26,209	3,780	1,136	9,833	1,763	8,070

Future Net Revenue by Product Type at December 31, 2017

(forecast prices and cost)

Reserves Category	Production group	Future net revenue before income taxes(1) (discounted at 10%/year) ($ millions)	Future net revenue before income taxes(1) (discounted at 10%/year) ($/bbl)

Proved Producing	Bitumen	0	0

Total Proved	Bitumen	1,131	3.33

Total Proved Plus Probable Reserves	Bitumen	1,457	2.73

(1)	Unit values are based on Teck’s net reserves.

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Forecast Prices Used in Estimates

The determination of reserves requires assumptions of crude oil, natural gas and other important benchmark reference prices, as well as inflation and exchange rates. The forecast prices used in preparing Teck’s reserves data, including estimated future net revenues, are provided below and were used by GLJ, our independent qualified reserves evaluator.

The table below reflects a December 31, 2017 average of three qualified reserves evaluators (including GLJ), forecast reference prices and associated inflation and exchange rates. For determining costs associated with the Fort Hills mining and processing operation, GLJ has included a 2.0% inflation rate for 2027 onwards.

The forecast reference prices, exchange rates, inflationary assumptions and other forecasts used in preparing the reserves data do not necessarily reflect the assumptions of Teck’s management or the Fort Hills partners. The forecast price and other assumptions noted below are not used in Teck’s investment or management decisions or for Teck’s accounting purposes.

Year	Exchange Rate ($US/$Cdn)	West Texas Intermediate Crude Oil at Cushing Oklahoma $US/bbl (then current USD)	WCS Crude at Hardisty $Cdn/bbl (then current Cdn)	Edmonton Pentanes Stream Quality $Cdn/bbl(1) (then current Cdn)

2018	0.7900	57.50	50.61	72.41

2019	0.8000	60.90	56.59	74.90

2020	0.8167	64.13	60.86	77.07

2021	0.8283	68.33	64.56	81.07

2022	0.8400	71.19	66.63	83.32

2023	0.8433	73.15	68.49	85.35

2024	0.8433	75.16	70.63	87.75

2025	0.8433	77.17	72.79	90.13

2026	0.8433	79.01	74.72	92.32

2027	0.8433	80.60	76.31	94.21

2028+	0.8433	+2.0%	+2.0%	+2.0%

(1)	Price used when determining the cost of diluent associated with bitumen reserves. Assumed diluent prices equal the posted pentanes prices plus a premium of US$0.25/bbl (2018 dollars).

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Reconciliation of Changes in Reserves

NI 51-101 requires a reporting issuer to disclose changes between the reserves estimates as at the effective date and the corresponding estimates made as at the last day of the preceding financial year of the reporting issuer.

	Total Oil Reserves

	Bitumen (Company Gross)

	Proved	Probable	Proved Plus Probable

	(MMbbl)	(MMbbl)	(MMbbl)

At December 31, 2016	346.0	227.0	573.0

Acquisitions	15.6	9.7	25.3

Revisions	4.0	(8.0)	(4.0)

At December 31, 2017	365.6	228.7	594.3

Additional Information Relating to Reserves Data - Undeveloped Reserves

All of Teck’s proved undeveloped reserves and probable undeveloped reserves relate to our Fort Hills mining and processing operation and were first attributed to Teck in 2013. On October 30, 2013, the co-owners of Fort Hills announced project sanction and the project was expected to produce first oil by year-end 2017. No undeveloped reserves have been first attributed to Teck in the past three years.

Future Development Costs

The table below provides the development costs GLJ has estimated and assumed are to be incurred for purposes of the estimation of the future net revenue attributable to the reserves. The GLJ future development costs set out below differ from those the Fort Hills partners use for construction planning and decision making for the project, which are based on detailed engineering studies. See “Description of the Business — Energy—Fort Hills Project” for a further description of the project operator projections regarding development costs.

Reserves Category ($ thousands)	2018	2019	2020	2021	2022	Remainder	Total	Total (10% discounted)

Total Proved	194,596	188,399	84,284	79,092	94,704	1,640,305	2,281,380	995,615

Total Proved plus Probable Reserves	205,652	199,482	89,242	83,745	100,275	3,101,194	3,779,590	1,100,172

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We believe that internally-generated cash flows, existing credit facilities and access to capital markets will be sufficient to fund our future development costs. However, there can be no guarantee that the necessary funds will be available or that we will allocate funding to develop all of our reserves. Failure to develop those reserves would have a negative impact on our future cash flow.

The interest or other costs of external funding are not included in the reserves and future net revenue estimates and would reduce future net revenue depending upon the funding sources utilized. We do not believe that interest or other funding costs would make development of any property uneconomic.

Production Estimate

GLJ has forecast Fort Hills production to begin in 2018 and by 2019 to reach 170,000 bbl per day and 180,000 bbl per day in the total proved and the total proved plus probable reserves categories, respectively (35,512 bbl per day and 37,601 bbl per day related to Teck’s interest). The gross proved reserves and gross probable reserves forecast by GLJ reflect an estimated bitumen production, related to Teck’s interest as at December 31, 2017, in Fort Hills’ first year of operation of 26,112 bbl per day and 2,089 bbl per day, respectively, for a gross proved plus probable total of 28,200 bbl per day.

Other Oil and Gas Information

Tax Horizon

Because of available tax pools, we are currently shielded from cash income taxes, but not resource taxes, in Canada. We remain subject to cash taxes in foreign jurisdictions. When we will become subject to cash income taxes in Canada is dependent on a number of factors, including but not limited to the price of the commodities that our various business units deal in and the level of our future investments in Canadian operations.

Health and Safety and Environmental Protection

Our current and future operations, including development activities and commencement of production on our properties or areas in which we have an interest, are subject to laws and regulations in Canada and elsewhere governing occupational health and safety, protection and remediation of the environment, site reclamation, management of toxic substances and similar matters. Compliance with these laws and regulations can affect the planning, designing, operating, closing and remediating of our mines, refineries and other facilities.

Whether in Canada or abroad, we work to apply technically proven and economically feasible measures to protect the environment and worker health and safety throughout exploration, construction, mining, processing and closure. Although we believe that, except as described in the narrative concerning the relevant operation, our operations and facilities are currently in substantial compliance in all material respects with all existing laws, regulations and permits, there can be no assurance that additional significant costs will not be incurred to comply with current or future regulations or that liabilities associated with non-compliance will not be incurred. We are often an active participant in public regulatory review, revision and development

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processes with government agencies and non-governmental organizations and, as such, typically have reasonable insight regarding emerging regulatory developments and trends. We apply this insight when we estimate risks and liabilities associated with current and future health and safety and environmental matters. We conduct regular environmental and health and safety audits. The overall objective of our audits is to identify environmental and health and safety risks, assess regulatory compliance and conformance with applicable laws, and assess conformance with appropriate environmental and health and safety management systems and good risk management practices. Environmental, health and safety regulations are constantly evolving and present a significant challenge from time to time in order to ensure we meet changing standards.

Health and Safety

Safety performance and workplace occupational health and hygiene are key priorities for us. Safety statistics are collected from each operation monthly. Targets for safety performance are set each year and are one factor used in determining management compensation. Safety incidents are thoroughly investigated and findings reports are shared across our business, and occasionally across the industry, to assist in the prevention of similar incidents. At this time we do not anticipate significant liability associated with long- term occupational health issues.

Reclamation and Closure

In order to obtain mining permits and approvals from regulatory authorities, mine operators must typically submit a reclamation plan for restoring, upon prolonged suspension or completion of mining operations, the mined property to a productive use and meet many other permitted conditions. Typically, we submit the necessary permit applications several months or even years before we plan to begin activities. Some of the permits we require are becoming increasingly difficult and expensive to obtain, and the application and review processes are taking longer to complete, becoming increasingly complex in terms of required background information, and are subject to challenge. For a further discussion of risks associated with the issuance and renewal of environmental permits see “Risk Factors—We face risks associated with the issuance and renewal of environmental permits”.

For accounting purposes, current costs associated with permit compliance are treated as normal operating costs necessary to maintain operations on an ongoing basis. In addition, amounts are accrued in our accounts to provide for certain and likely future decommissioning, reclamation, site restoration and other closure costs. Financial assurance of various forms, including letters of credit and surety bonds, are posted with various governmental authorities as security to cover estimated reclamation obligations. Our provisions for future reclamation and site restoration are estimated based on known requirements. Many of our sites undergo extensive progressive reclamation during operations so as to proactively address mined out areas and lessen the works required upon mine closure. The reclamation programs are guided by land capability assessments, which integrate several factors in the reclamation approach including biological diversity, establishment of sustainable vegetation, diversity of physical landforms and requirements for wildlife habitat. All of our mining operations have closure plans in place that are developed to the level of detail appropriate to the stage of life of the operation. All of the plans undergo regular updates.

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Certain idle and closed mines are under continuous care and maintenance as well as progressive closure, and as noted above many of our active sites undergo extensive progressive reclamation during operations. Cost estimates for these planned and anticipated closure and remediation activities are reviewed on a regular basis and revised as plans for individual sites are refined and implemented, typically with input and oversight from regulatory agencies and other stakeholders.

Our decommissioning and restoration provision as at December 31, 2017 is $1,844 million of which $719 million is attributable to our operating coal operations, $444 million is attributable to our operating copper operations, $372 million is attributable to our operating zinc operations, $39 million is attributable to our energy operations and $270 million is attributable to closed properties. Of that amount, we expect to spend approximately $83 million in 2018. As at December 31, 2017, we had letters of credit and other bonding in place to secure our reclamation obligations in the aggregate amount of approximately $1.8 billion. British Columbia, Chile and Alaska are all continuing to review their reclamation security requirements, which we expect may result in future increases to the financial security that we may be required to post in respect of our reclamation obligations.

Climate Change and Carbon Pricing

As part of the ongoing efforts to address climate change, regulations to control greenhouse gas emissions continue to be developed and enhanced in many jurisdictions. Recognizing our role in combating climate change, we continue to take action to reduce greenhouse gas emissions by improving our energy efficiency and implementing low carbon technologies and by working with governments and regulators for effective and efficient carbon pricing. However, regulatory uncertainty and resulting uncertainty regarding the costs of technology required to comply with current or anticipated regulations make it difficult to predict the ultimate costs of compliance.

In 2015, governments from across the globe met in Paris for CoP21, producing the Paris Agreement, an agreement under the United Nations Convention on Climate Change aimed at minimizing climate change and preparing for climate adaptation. As a result, national governments have begun to establish emissions reductions targets, though the regulatory tools to meet these targets are yet to be articulated by many governments. Following the adoption of the Paris Agreement in 2015, both the Government of British Columbia and the Government of Alberta completed reviews of their climate change plans, including a re-examination of the primary carbon price policies, the Carbon Tax (B.C.) and the Specified Gas Emitters Regulation (Alberta). In 2017, British Columbia announced a planned increase to the Carbon Tax beginning in 2018, increasing by $5/tonne of CO2e per year until reaching $50/tonne of CO2e. At the same time, the Government of British Columbia made a commitment to address impacts to emissions-intensive, trade-exposed industries to ensure that British Columbia operations maintain their competitiveness and that carbon leakage is avoided. In 2017, the Province of Alberta also consulted on the Carbon Competitiveness Incentive Regulation, an industry specific carbon pricing policy set to replace Alberta’s previous Specified Gas Emitters Regulation, which ended in 2017. In 2017, the Government of Canada continued its consultation on the national pan-Canadian framework that includes a national floor price on carbon. Canadian provinces will be given until 2018 to implement a carbon pricing policy, staring with a minimum price of $10 per tonne in 2018, increasing $10 per year to $50 per tonne by 2022. We will continue to assess the potential implications of these updated and evolving policies on our operations and projects.

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To respond to this changing environment, Teck has set long-term targets to reduce greenhouse gas emissions. We are working to achieve them through innovation, improved efficiency and adoption of low-carbon technologies. We support action at all levels to combat climate change and are actively advocating for broad-based, effective carbon pricing. We are also analyzing and adapting to the physical impacts of climate change and increasing the resilience of our operations by incorporating forecasted climate scenarios into project design and mine closure planning.

While climate change regulations continue to evolve in most jurisdictions in which we operate, we expect that regional, national, or international regulations which seek to reduce greenhouse gas emissions will continue to be established or revised. The cost of reducing our emissions or of obtaining the equivalent amount of credits or offsets in the future, if regulations permit this, remains highly uncertain in light of the ongoing policy changes. The cost of compliance with various climate change regulations will ultimately be determined by the regulations themselves and by the markets which evolve for carbon credits and offsets. Teck’s direct greenhouse gas emissions for 2017 are estimated to be approximately 3.0 million tonnes (CO2e). The most material indirect emissions associated with our activities are those from the use of our steelmaking coal by our customers. Based on our 2017 sales volumes emissions from the use of our steel making coal would have been approximately 78.4 million tonnes of CO2 emissions.

For 2017, our seven B.C.-based operations incurred $52 million in British Columbia provincial carbon tax, primarily from our use of coal, diesel fuel and natural gas. We may in the future face similar taxation for our activities in other jurisdictions. Similarly, the customers of some of our products such as steelmaking coal may also be subject to new carbon costs or taxation in the future in jurisdictions where they are ultimately used.

Water Regulation

In addition to climate change, issues surrounding water regulation remain of particular importance. We continue to monitor regulatory initiatives and participate in consultation opportunities with the government. We are participating in the Canadian federal government consultation focused on developing a Coal Mining Effluent Regulation and updating the Metal Mining Effluent Regulation. The ultimate form of these regulations may have a material effect on compliance costs, mine plans and our capital and operating costs at affected mines. See “Risk Factors - Changes in environmental, health and safety laws may have a material adverse effect on our operations”. We are continuing to work to implement a plan for the management of selenium and other constituents at all of our operating steelmaking coal mines in the Elk Valley. Our costs of implementing this plan are uncertain and will depend on the results of ongoing environmental monitoring, other technical developments, and future actions by regulators. See “Description of the Business—Coal” and “Risk Factors—We face risks associated with the issuance and renewal of environmental permits” for further information.

Social and Environmental Policies

We have adopted and implemented social and environmental policies that are essential to our operations. Our operating practices are governed by the principles set out in our Code of Ethics, our Charter of Corporate Responsibility and Code of Sustainable Conduct. The Charter of Corporate Responsibility sets out corporate commitments related to ethical business conduct,

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providing a workplace free of discrimination, open and fair dealings with all stakeholders, and support for sustainable development.

The Code of Sustainable Conduct sets out specific requirements in areas related to (i) legal compliance and ethical business conduct, (ii) prohibition of discriminatory conduct and commitment to job selection on the basis of merit and ability, (iii) identification, control and promotion of safety and health performance, (iv) sound environmental conduct and continuous improvement in performance, (v) regular auditing of environmental, health, safety and emergency preparedness, (vi) continual improvement of environmental, health and safety management systems, (vii) closure and reclamation planning as a component of all development projects, (viii) the safe use, reuse and recycling of products, (ix) support for research on environmental, health and safety performance, (x) fostering dialogue with stakeholders and respect for the rights, interests, and aspirations of indigenous people, and (xi) support for local communities and their development.

In addition to the Code of Ethics, the Charter of Corporate Responsibility and Code of Sustainable Conduct, we have adopted a Safety and Health Policy, a Health and Safety Guide for Exploration, a Water Policy, a Human Rights Policy, and an Indigenous Peoples Policy. We have taken steps to implement the Charter of Corporate Responsibility, the Code of Sustainable Conduct and policies through adoption of Safety, Health, Environment and Community Management Standards, which provide direction to all operations and auditable criteria against which performance is measured. Safety and sustainability (including environment and community) performance are metrics used in our bonus plan.

We set objectives in these areas for improvement on an annual basis and these are used to determine specific objectives for corporate and operational groups within our organization. Overall responsibility for achievement of objectives rests with senior personnel. Our Safety and Sustainability Committee of the Board (which reports to the Board of Directors), our corporate Health, Safety, Environment, and Community Risk Management Committee and our Materials Stewardship Committee, which are comprised of members of senior management, provide oversight in these areas.

We measure our performance on an ongoing and comprehensive basis. Internal monthly, quarterly and annual reporting tracks performance indicators including compliance with permits, environmental monitoring, health and safety performance, materials inputs and outputs, community concerns expressed and actions taken in response, and reclamation and remediation activities.

Human Resources

As at December 31, 2017 there were nearly 9,600 employees classified as “regular” employees working at the various operations we manage. Of those employees approximately 4,200 were employed by our Coal operations, 2,500 by our Copper operations, 2,100 by our Zinc operations and 800 by our exploration, projects, energy and corporate groups. Our regular employees figure excludes employees classified as casual, fixed-term or inactive and also excludes employees and contractors at the Antamina and Fort Hills operations, which Teck does not manage.

We reached a number of agreements in 2017 relating to collective arrangements. New five-year collective labour agreements were reached at our Cardinal River, Highland Valley and Trail

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operations during the year, and a one-year extension was reached at Coal Mountain, which is scheduled to shut in 2018. In addition, two of the three labour agreements at Quebrada Blanca were extended to the first quarter of 2019 and the third labour agreement was extended to the fourth quarter of 2019.

Collective bargaining agreements covering unionized employees at our principal operations (including Antamina) are as follows:

Expiry Date of Collective Agreement

Antamina	July 31, 2018

Cardinal River	June 30, 2022

Carmen de Andacollo	September 30, 2019 (worker’s union) and December 31, 2019 (supervisor’s union)

Coal Mountain	December 31, 2019

Elkview	October 31, 2020

Fording River	April 30, 2021

Highland Valley Copper	September 30, 2021

Line Creek	May 31, 2019

Quebrada Blanca	January 31, 2019 (administrative union); November 30, 2019 (Union No. 1); and March 31, 2019 (Union No. 2)

Quintette	April 30, 2018

Trail	May 31, 2022

Technology

Teck undertakes and participates in a number of research and development programs designed to improve exploration, mining and processing for new projects and operations, environmental performance in operations, and technologies to assist the sale of products, and hence enhance overall competitiveness and reduce costs.

We have technology and research groups at our Applied Research and Technology facility located in Trail, B.C., at our CESL facility in Richmond, B.C., and at our Product Technology Centre in Mississauga, Ontario. The primary focus of these facilities is to create value through the development, testing and implementation of technologies related to our principal products. The programs are aligned with business units and are integrated with operations or other business activities. Our research and development expense for 2017 was $55 million.

Foreign Operations

The Red Dog mine located in Alaska, the Pend Oreille mine in Washington State, the Antamina mine located in Peru and the Quebrada Blanca and Carmen de Andacollo mines located in Chile are our significant operating assets located outside of Canada. We hold our 22.5% interest in Antamina through our equity interest in the operating company for the mine, CMA. We hold a 100% interest in the Red Dog mine, subject to the royalty in favour of NANA described under the

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heading “Description of the Business—Zinc—Red Dog Mine, United States (Zinc, Lead)” above. We own 76.5% and 90%, respectively, of the Chilean operating companies that own Quebrada Blanca and Carmen de Andacollo. Foreign operations accounted for approximately 29% of our 2017 consolidated revenue and represented approximately 26% of our total assets as at December 31, 2017.

We also have interests in various exploration and development projects in various foreign countries, with significant activities in Australia, Chile, Ireland, Mexico, Peru, Turkey and the United States. We currently have foreign exploration offices in all of those countries other than the United States.

See “Risk Factors— We operate in foreign jurisdictions and face added risks and uncertainties due to different economic, cultural and political environments” for further information on the risks associated with these foreign properties.

Competitive Conditions

Our business is to sell steelmaking coal, base metals, metal concentrates, specialty metals and bitumen at prices determined by world markets over which we have no influence or control. These markets are cyclical. Our competitive position is determined by our costs compared to those of other producers throughout the world, and by our ability to maintain our financial capacity through metal and coal price cycles and currency fluctuations. Costs are governed principally by the location, grade and nature of ore bodies and mineral deposits, costs of equipment, fuel, power and other inputs, costs of transport and other infrastructure, the location of our Trail metal refining facility and its cost of power and, as well, by operating and management skill.

Over the long term, our competitive position will be determined by our ability to locate, acquire and develop economic ore bodies and replace current production, as well as by our ability to hire and retain skilled employees. In this regard, we also compete with other mining companies for employees, mineral properties, joint venture agreements and the acquisition of investments in other mining companies.

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Risk Factors

You should carefully consider the risks and uncertainties described below as well as the other information contained in this Annual Information Form. These risks and uncertainties are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of these events actually occur, our business, prospects, financial condition, cash flows and operating results could be materially harmed.

We face risks in the mining, metals and oil business.

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines.

The reasons why a mineral property may be non-productive often cannot be anticipated in advance. Even after the commencement of mining operations, those operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, seismic activity, weather events, labour-force disruptions, supply problems and delays, and flooding.

Our mining, oil and exploration operations require reliable infrastructure, such as roads, rail, ports, power sources and transmission facilities and water supplies. Availability and cost of infrastructure affects the production and sales from operations, as well as our capital and operating costs.

The Trail metallurgical operations, and our concentrate mills and coal preparation plants are also subject to risks and hazards including process upsets and equipment malfunctions. Equipment and supplies may from time to time be unavailable on a timely basis. Our operating mines have large tailings dams which could fail as a result of seismic activity or for other reasons.

The occurrence of any of the foregoing could result in damage to or destruction of mineral properties or production or logistics facilities, personal injuries or death, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and/or adverse governmental action.

Fluctuations in the market price of base metals, steelmaking coal, specialty metals and oil may significantly adversely affect the results of our operations.

The results of our operations are significantly affected by the market price of base metals, steelmaking coal, specialty metals and, commencing in 2018, oil, which are cyclical and subject to substantial price fluctuations. Our earnings are particularly sensitive to changes in the market price of steelmaking coal, copper and zinc. Market prices can be affected by numerous factors beyond our control, including levels of supply and demand for a broad range of industrial products, substitution of new or different products in critical applications for our existing products, expectations with respect to the rate of inflation, the relative strength of the Canadian dollar and of certain other currencies, interest rates, speculative activities, transportation and pipeline

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capacity, global or regional political or economic crises and sales of base metals by holders in response to such factors.

The Chinese market is a significant source of global demand for commodities, including steelmaking coal and copper. A sustained slowdown in China’s growth or demand, or a significant slowdown in other markets, in either case that is not offset by reduced supply or increased demand from other regions could have an adverse effect on the price and/or demand for our products.

If prices should decline below our cash costs of production and remain at such levels for any sustained period, we could determine that it is not economically feasible to continue commercial production at any or all of our mines. We may also curtail or suspend some or all of our exploration activities, with the result that our depleted reserves are not replaced.

Our coal production and transportation costs are not competitive with those of large thermal coal producers. A substantial reduction in hard coking coal price premiums would have a material adverse effect on our business.

Our general policy has been not to hedge changes in prices of our mineral or energy products. From time to time, however, we have in the past and may in the future undertake hedging programs in specific circumstances, with an intention to reduce the risk of declines in a commodity’s market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of our business. There are, however, risks associated with hedging programs including, among other things, the risk of opportunity losses in the event of an increase in the world price of the commodity, an increase in interest rates, the possibility that rising operating costs will make delivery into hedged positions uneconomic, counterparty risks and production interruption events.

Product alternatives may reduce demand for our products.

Most of our products are primarily used in specific applications, such as the use of copper in electrical wiring and electronic applications, the use of refined zinc to galvanize steel and the use of steelmaking coal in steel production. Alternative technologies are continually being investigated and developed with a view to reducing production costs or for other reasons, such as minimizing environmental or social impact. If competitive technologies emerge that use other materials in place of our products, demand and price for our commodities might fall.

For example, substantially all of our coal production is high-quality hard coking coal, which commands a significant price premium over other forms of coal because of its value in use in blast furnaces for steel production. High quality hard coking coal is globally scarce, and has specific physical and chemical properties which are necessary for efficient blast furnace operation. Steel producers are continually investigating alternative steel production technologies with a view to reducing production costs. Many of those alternative technologies are designed to use lower quality coals or other sources of carbon instead of higher cost high-quality hard coking coal. While conventional blast furnace technology has been the most economic large-scale steel production technology for a number of years, and while emergent technologies typically take many years to commercialize, there can be no assurance that over the longer term competitive

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technologies not reliant on hard coking coal could emerge which could reduce demand and price premiums for hard coking coal.

As the world transitions to a lower-carbon economy, there is renewed focus on low-carbon technologies to replace carbon-intensive ones.

Volatility in commodity markets and financial markets may adversely affect our ability to operate and our financial condition.

Recent global financial conditions and commodity markets have been volatile. From time to time, access to financing has been negatively affected by many factors, including the financial distress of banks and other credit market participants. This volatility has from time to time affected and may in the future affect our ability to obtain equity or debt financing on acceptable terms, and may make it more difficult to plan our operations and to operate effectively. If volatility or market disruption affects our access to financing on reasonable terms, our operations and financial condition could be adversely affected.

Failure to secure water rights could have negative effects on our operations and financial condition.

Water rights are an area of significant and increasing focus for our foreign operations and community relations are significantly impacted by access and sourcing of water. If water supplies become scarce or are negatively affected by environmental events or factors such as drought, water supplies to our operations might be reduced in order to maintain supplies to the local communities in which we operate or for ecological purposes. Any reduction in water, or other necessary infrastructure supplies, may preclude development of otherwise potentially economic mineral deposits or may negatively affect costs, production and/or sales from our affected operations.

Our arrangements relating to our relationship with BC Hydro regarding the Waneta hydroelectric plant may require us to incur substantial costs.

Teck Metals has agreed to generally provide the firm delivery of energy from the Waneta hydroelectric plant to BC Hydro until 2036, in proportion to BC Hydro’s ownership interest. If Teck Metals does not deliver power as required it could be required to purchase replacement power in the open market or to pay liquidated damages to BC Hydro based on the market rate for power at the time of the shortfall. These costs are generally not covered by our insurance policies and we could incur substantial costs, especially if the shortfall is protracted. In addition, the portion of power Teck Metals is required to make available to BC Hydro is estimated to be surplus to the current and anticipated future requirements of our Trail Operations. If our entitlement to power from the Waneta hydroelectric plant (taking into account our arrangements with BC Hydro) is not sufficient to supply the requirements of our Trail Operations, we may be required to reduce production at our Trail Operations, or purchase power in the open market, in order to address any shortfall. These arrangements will continue following the sale of our remaining interest in the Waneta hydroelectric plant to BC Hydro, which we expect to complete in 2018.

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We face risks in connection with our downstream arrangements in connection with the Fort Hills Project.

Under the arrangements governing the Fort Hills mining and processing operation, we are obliged to lift our pro rata share of project production, and to supply the diluent required in order to create a bitumen blend which meets pipeline specifications. In order to meet our lifting obligations and to ensure that our share of project production reaches a market, we are required to enter into commitments to secure tankage and transportation (pipeline, rail) capacity. These commitments involve long term take or pay obligations. There is a risk that there may be delays or interruptions in the availability of appropriate pipeline or rail capacity, that we may be unable to provide the required diluent despite our efforts to secure diluent supply, or that unanticipated events may otherwise interfere with our ability to lift and dispose of our share of Fort Hills production. In any of these events we may face additional costs or penalties under the Fort Hills arrangements. In addition, delays in construction or interruptions in production at Fort Hills may not relieve us of take or pay obligations incurred in connection with our downstream arrangements, causing us to incur significant costs. We may face material losses in any of these situations, which may not be covered by insurance.

We have indebtedness to service and repay.

As of December 31, 2017, we and our consolidated subsidiaries had total indebtedness of $6.4 billion. We must generate sufficient amounts of cash to service and repay our debt and our ability to generate cash will be affected by general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Our material financing agreements contain financial and other covenants that may impose restrictions on our business and, if breached by us, may require us to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity.

We are party to a number of financing agreements, including our credit facilities and the indentures governing our various public indebtedness, which contain financial and other covenants, including restrictive covenants. If we breach covenants contained in our financing agreements, we may be required to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity and our ability to do so may be restricted or limited by the prevailing conditions in the capital markets, available liquidity and other factors. If we are unable to refinance any of our debt obligations in such circumstances, our ability to make capital expenditures and our financial condition and cash flows could be adversely impacted. In addition, our ability to borrow under our credit facilities is subject to our compliance with certain covenants, and the making of certain representations and warranties at the time of a borrowing request. See “Credit Facilities and Debt Securities” for further information regarding a further discussion of the covenants in our financing arrangements.

In addition, from time to time, new accounting rules, pronouncements and interpretations are enacted or promulgated which may require us, depending on the nature of those new accounting rules, pronouncements and interpretations, to reclassify or restate certain elements of our financing agreements and other debt instruments, which may in turn cause us to be in breach of

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the financial or other covenants contained in our financing agreements and other debt instruments.

We may not have access to credit in the future, and access to letters of credit may require the deposit of cash collateral.

If future debt financing is not available to us when required or is not available on acceptable terms, we may be unable to grow our business, finance our projects, take advantage of business opportunities, respond to competitive pressure or refinance maturing debt, any of which could have a material adverse effect on our operating results and financial condition.

We also have significant financial support in the form of outstanding letters of credit issued by banks, which reduces the amount of other credit, including loans, that issuing banks may be willing to extend to us by way of debt financing. We also have a significant amount of surety bonds issued by insurance companies. These letters of credit and surety bonds are required for a number of purposes, mainly as security for reclamation obligations and security for our take-or-pay commitments in respect of our Fort Hills downstream arrangements and Quebrada Blanca Phase 2 power arrangements. The surety bonds and credit facilities that support our letters of credit do not currently require us to deliver cash collateral or other security, although we may elect to do so from time to time to reduce borrowing costs. If letters of credit, surety bonds or other acceptable financial assurance are not available to us on an unsecured basis we may be required to deliver cash collateral to a financial institution that will issue the financial assurance, which will reduce our cash available for use in our business.

In addition, certain of our letters of credit are issued under uncommitted standby facilities. Our standby letter of credit facilities may be terminated at the election of the bank counterparty upon at least 90 days’ notice. In the event that a standby letter of credit facility is terminated, we would be required to deliver cash collateral to the bank counterparty if we were unable to terminate the letter of credit issued by the bank. Providers of our surety bonds also have the right to require the delivery of cash collateral upon 60 days’ notice.

We may be adversely affected by interest rate changes.

Our exposure to changes in interest rates results from investing and borrowing activities undertaken to manage our liquidity and capital requirements. We have incurred indebtedness that bears interest at fixed and floating rates, and we may from time to time enter into interest rate swap agreements to effectively convert some fixed rate exposure to floating rate exposure. There can be no assurance that we will not be materially adversely affected by interest rate changes in the future. In addition, our use of interest rate swaps exposes us to the risk of default by the counterparties to those arrangements. Any default by a counterparty could have a material adverse effect on our business.

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Our business is subject to the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, a breach or violation of which could lead to civil and criminal fines and penalties, loss of licences or permits and reputational harm.

We operate in certain jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. For example, the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act and anti-corruption and anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny of and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third party agents.

Our Code of Ethics, our Anti-Corruption Policy and other corporate policies mandate compliance with these anti-corruption and anti-bribery laws and we have implemented training programs, internal monitoring and controls, and reviews and audits to ensure compliance with such laws. However, there can be no assurance that our internal control policies and procedures will always protect us from recklessness, fraudulent behavior, dishonesty or other inappropriate acts committed by our affiliates, employees, contractors or agents. Violations of these laws, or allegations of such violations, could lead to civil and criminal fines and penalties, litigation, loss of operating licences or permits or withdrawal of mining tenements, and may damage our reputation, which could have a material adverse effect on our business, financial position and results of operations or cause the market value of our shares to decline. We may face disruption in our permitting, exploration or other activities resulting from our refusal to make “facilitation payments” in certain jurisdictions where such payments are otherwise prevalent.

Our insurance may not provide adequate coverage.

Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on our business.

We could be subject to potential labour unrest or other labour disturbances as a result of the failure of negotiations in respect of our collective agreements.

Approximately 5,700 of our nearly 9,600 regular employees (as of December 31, 2017) are employed under collective bargaining agreements. We could be subject to labour unrest or other labour disturbances as a result of delays in or the failure of negotiations in respect of our collective agreements, which could, while ongoing, have a material adverse effect on our business. See “Description of the Business—Human resources” for a description of our regular

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employee category and the expiry dates of the collective bargaining agreements covering unionized employees at our material projects.

We may not be able to hire enough skilled employees to support our operations.

We compete with other mining companies to attract and retain key executives and skilled and experienced employees. The mining industry is labour intensive and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees, including our ability to attract employees with needed skills in the geographic areas in which we operate. With the recent prolonged downturn in commodity prices we saw mining companies reduce investment in institutions, trades colleges and other avenues where potential pipelines of candidates train for work in the mining industry. As commodity prices increase, we could face competition for limited candidates, and may see current employees leave to pursue other opportunities. We could experience increases in our recruiting and training costs and decreases in our operating efficiency, productivity and profit margins if we are not able to attract, hire and retain a sufficient number of skilled employees to support our operations.

Our pension and other post-retirement liabilities and the assets available to fund them could change materially.

We have assets in defined benefit pension plans which arise through employer contributions and returns on investments made by the plans. The returns on investments are subject to fluctuations depending upon market conditions and we are responsible for funding any shortfall of pension assets compared to our pension obligations under these plans.

We also have certain obligations to former employees with respect to post-retirement benefits. The cost of providing these benefits can fluctuate and the fluctuations can be material.

Our liabilities under defined benefit pension plans and in respect of other post-retirement benefits are estimated based on actuarial and other assumptions. These assumptions may prove to be incorrect and may change over time and the effect of these changes can be material.

A number of our concentrate products include varying amounts of minor elements that are subject to increasing environment regulation, which may expose us to higher smelter treatment charges, penalties or limit our ability to sell certain products.

Our customer smelters are subject to increasingly stringent environmental regulation, in particular with respect to minor elements such as mercury and cadmium, which could adversely affect their ability to treat copper and zinc from certain of our operations. We rely on customer smelters to process our concentrates into metals for sale. We may be required to pay higher smelter treatment charges or specific penalties relating to minor elements present in our concentrates, we may incur additional costs to blend certain products, or we may not be able to sell certain products at all, depending on how the regulatory environment evolves.

The profitability of our Trail Operations depends in part on our ability to sell various products that may face more stringent environmental regulation.

In addition to zinc and lead, Trail Operations produces various minor metals, salts and other compounds which are sold into specialized markets. Changes in market demand for these

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products, or changes in export regulations or other regulatory restrictions may limit our ability to sell these products. If we are unable to sell certain products at a profit we may incur significant storage and disposal costs, or costs to change our production facilities or processes.

Fluctuations in the price and availability of consumed commodities affect our costs of production.

Prices and availability of commodities consumed or used in connection with exploration, development, mining, smelting and refining, such as natural gas, diesel, oil and electricity, as well as reagents such as copper sulfate, fluctuate and these fluctuations affect the costs of production at our various operations. Our smelting and refining operations at Trail require concentrates, some of which are produced at our Red Dog and Pend Oreille mines and some of which we purchase from third parties. The availability of those concentrates and the treatment charges we can negotiate fluctuate depending on market conditions. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects. Our general policy is not to hedge our exposure to changes in prices of the commodities we use in our business.

We face competition in product markets.

The mining industry in general is intensely competitive and even if commercial quantities of mineral resources are developed, a profitable market may not exist for the sale of the minerals. We must sell base metals, metal concentrates, by-product metals and concentrate, bitumen and steelmaking coal at prices determined by world markets over which we have no influence or control. Our competitive position is determined by our costs in comparison to those of other producers in the world. If our costs increase due to our locations, grade and nature of ore bodies, foreign exchange rates, or our operating and management skills, our profitability may be affected. We have to compete with larger companies that have greater assets and financial and human resources than us, and which may be able to sustain larger losses than us to develop or continue business.

We may face market access restrictions or tariffs.

Access to our markets may be subject to ongoing interruptions or trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Our products may also be subject to tariffs that do not apply to producers based in other countries. Although there are currently no significant trade barriers existing or impending of which we are aware that do, or could, materially affect our access to certain markets, there can be no assurance that our access to these markets will not be restricted in the future or that tariffs or similar measures will not impair the competitiveness of our products.

Our reserve and resource estimates may prove to be incorrect.

Disclosed reserve and mine life estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. We estimate and report our mineral reserves and resources in accordance with the requirements of the applicable Canadian securities regulatory authorities and industry practice. We estimate and report oil and gas reserves and

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resources in accordance with the requirements of the applicable Canadian securities regulatory authorities and industry practice.

The United States Securities and Exchange Commission (“SEC”) does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because we prepared this disclosure document in accordance with Canadian disclosure requirements, this disclosure document also incorporates estimates of mineral resources. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves.

Our mineral reserves and resources are estimated by persons who are, or were at the time of their report, employees of the respective operating company for each of our operations under the supervision of our employees. These individuals are not “independent” for purposes of applicable securities legislation. As a rule, we do not use outside sources to verify mineral reserves or resources except at the initial feasibility stage.

The mineral and oil and gas reserve and resource figures included or incorporated in this disclosure document by reference are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade, continuity and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, production costs, mining and processing recoveries, cut-off grades, long-term commodity prices and, in some cases, exchange rates, inflation rates and capital costs. As a result, changes in estimates or inaccuracy of estimates may affect our reserves and resources. The sampling, interpretations or assumptions underlying any reserve or resource estimate may be incorrect, and the impact on reserves or resources may be material. Should the mineralization and/or configuration of a deposit ultimately turn out to be significantly different from that currently envisaged, or should regulatory standards or enforcement change, then the proposed mining plan may have to be altered in a way that could affect the tonnage and grade of the reserves mined and rates of production and, consequently, could adversely affect the profitability of the mining operations. In addition, short term operating factors relating to the reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause reserve and resource estimates to be modified or operations to be unprofitable in any particular fiscal period.

There can be no assurance that our projects or operations will be, or will continue to be, economically viable, that the indicated amount of minerals or petroleum products will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.

We face risks associated with the issuance and renewal of environmental permits.

Numerous governmental permits or approvals are required for mining operations. We have significant permitting activities currently underway for new projects and for the extension or

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expansion of existing operations. In addition, many existing permits require periodic renewals. Examples of current significant permitting efforts include the Frontier oil sands project, coal mine operations in the Elk Valley and Quebrada Blanca Phase 2. When we apply for these permits and approvals, we are often required to prepare and present data to various government authorities pertaining to the potential effects or impacts that any proposed project may have upon the environment. The authorization, permitting and implementation requirements imposed by any of these authorities may be costly and time consuming and may delay commencement or continuation of mining operations. Regulations also provide that a mining permit or modification can be delayed, refused or revoked. In certain jurisdictions, some parties have extensive rights to appeal the issuance of permits or to otherwise intervene in the regulatory process. Permits may be stayed or withdrawn during the pendency of appeals. Delays associated with permitting may cause us to incur material additional costs in connection with the development of new projects, including penalties or other costs in relation to long-lead equipment orders and other commitments associated with projects. If we are unable to secure permits, we may be unable to extend, expand or continue with existing operations or construct new projects.

Past or ongoing violations of mining or environmental laws could provide a basis to revoke existing permits or to deny the issuance of additional permits. In addition, evolving reclamation or environmental concerns may threaten our ability to renew existing permits or obtain new permits in connection with future development, expansions and operations. Ongoing operation of our steelmaking coal mines in the Elk Valley, British Columbia continually require new permits or amendments to existing permits from applicable government agencies. We received approval in 2014 of a plan to manage water quality for the Elk Valley watershed as a whole. The plan is intended to provide a regulatory framework for permitting current and future projects and managing the cumulative effects of new projects. The plan contemplates ongoing monitoring of the receiving environment, and adjustment of water quality targets if unacceptable environmental impacts are identified. There can be no assurance that the water quality targets set out in our valley-wide water quality management plan will prove to be suitably protective of the environment, that our planned mitigation efforts will be sufficient to meet those targets, or that ongoing monitoring will not disclose unanticipated environmental effects of our operations which will require additional mitigation. For example, we previously announced that we are working to address an issue regarding selenium compounds in effluent from the West Line Creek active water treatment facility, which was constructed as part of our Elk Valley Water Quality Plan, and we delayed commencement of construction of our next water treatment facility, at the Fording River operation, to incorporate certain related design changes.

Any negative developments referred to above may result in consequential delays in permitting new mining areas, which would limit our ability to maintain or increase coal production in accordance with our long-term plans or to realize the projected mine life of our operations. The potential shortfall in production may be material.

We face risks associated with our reclamation obligations.

We are required to reclaim properties after mining is completed and specific requirements vary among jurisdictions. We are required by various governments in the jurisdictions in which we operate to provide financial assurances to cover any reclamation obligations we may have at our

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mine sites. The amount of these financial assurances is significant and is subject to change from time to time by the governments in the jurisdictions in which we operate, and may exceed our estimates for such costs. The amount and nature of our financial assurance obligations depend on a number of factors, including our financial condition and reclamation cost estimates. Reclamation cost estimates can escalate because of new regulatory requirements, changes in site conditions or conditions in the receiving environment, or changes in analytical methods or scientific understanding of the impacts of various constituents in the environment. Changes to the form or amount of our financial assurance obligations in respect of reclamation obligations could significantly increase our costs, making the maintenance and development of existing or new mines less economically feasible. Increases in financial assurance requirements could severely impact our credit capacity and our ability to raise capital for other projects or acquisitions. We may be unable to obtain letters of credit or surety bonds to satisfy these requirements, in which case we may be required to deposit cash as financial assurance. If we are unable to satisfy these requirements we may face loss of permits, fines and other material and negative consequences.

Although we currently make provisions for our reclamation obligations, there can be no assurance that these provisions will be accurate in the future. Failure to provide regulatory authorities with the required financial assurances could potentially result in the closure of one or more of our operations, which could result in a material adverse effect on our operations and therefore our profitability.

Climate change may have an adverse effect on our operations or on demand for our products.

Climate change may have an adverse effect on our operations or on demand for our products. Climate change may, among other things, cause or result in sea level increases, changes in precipitation, changes in freshwater levels, increases in extreme weather events and resource shortages. While our operations are located well above sea level an increase in sea level could affect our ocean transportation and shipping facilities. Extreme weather events have the potential to disrupt operations at our mines and to impact our transportation infrastructure, including by affecting the length of our shipping season at our Red Dog mine. Climate change may also result in shortages in certain consumables and other products required to sustain our operations, and any such shortage could impact our production capacity.

Climate change may have similar impacts on our customers, reducing demand for our products. In addition, government action to address climate change may reduce the demand for our products. Climate change may result in increased regulations for our operations or those of our customers, and/or restrict the development of our projects, which may increase costs and/or limit production.

Concerns regarding climate change may lead to further changes in legal and regulatory regimes, and technological development of alternatives to certain of our products, such as steelmaking coal and oil.

Although we make efforts to mitigate the physical risks of climate change and work with governments to influence regulatory requirements regarding climate change, there can be no

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assurances that these efforts will be effective or that climate change or associated governmental action will not have an adverse impact on our operations and therefore our profitability.

Regulatory efforts to control or reduce greenhouse gas emissions could materially negatively affect our business.

Our businesses include several operations that emit large quantities of carbon dioxide, or that produce or will produce products that emit large quantities of carbon dioxide when consumed by end users. This is particularly the case with our steelmaking coal operations and our oil sands projects. Carbon dioxide and other greenhouse gases are the subject of increasing public concern and regulatory scrutiny. See “— Health and Safety and Environmental Protection — Climate Change and Carbon Pricing”.

The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. Our operations depend significantly on hydrocarbon energy sources to conduct daily operations, and there are typically no economic substitutes for these forms of energy. It is not yet possible to reasonably estimate the nature, extent, timing and cost of any programs proposed or contemplated, or their potential effects on operations. Most of our steelmaking coal products are sold outside of Canada, and sales are not expected to be significantly affected by the greenhouse gas emissions targets Canada committed to under the Paris Agreement. However, the broad adoption of emission limitations or other regulatory efforts to control or reduce greenhouse gas emissions by other countries could materially negatively affect the demand for steelmaking coal and oil, as well as restrict development of new steelmaking coal or oil sands projects and increase production and transportation costs.

We may be adversely affected by currency fluctuations.

Our operating results and cash flow are affected by changes in the Canadian dollar exchange rate relative to the currencies of other countries. Exchange rate movements can have a significant impact on results as a significant portion of our operating costs are incurred in Canadian and other currencies and most revenues are earned in U.S. dollars. To reduce the exposure to currency fluctuations, we enter into foreign exchange contracts from time to time, but these hedges do not eliminate the potential that those fluctuations may have an adverse effect on us. In addition, foreign exchange contracts expose us to the risk of default by the counterparties to those contracts, which could have a material adverse effect on our business. In addition, our operating costs are influenced by the strength of the currencies of those countries where our operations are located, such as Chile, Peru and the United States.

The depletion of our mineral reserves may not be offset by future discoveries or acquisitions of mineral reserves.

We must continually replace mineral reserves depleted by production to maintain production levels over the long term. This is done by expanding known mineral reserves or by locating or acquiring new mineral deposits.

There is, however, a risk that depletion of reserves will not be offset by future discoveries of mineral reserves. Exploration for minerals and oil and gas is highly speculative and the projects involve many risks. Many projects are unsuccessful and there are no assurances that current or

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future exploration programs will be successful. Further, significant costs are incurred to establish mineral or oil and gas reserves and to construct mining and processing facilities. Development projects have no operating history upon which to base estimates of future cash flow and are subject to the successful completion of feasibility studies, obtaining necessary government permits, obtaining title or other land rights and availability of financing. In addition, assuming discovery of an economic orebody, depending on the type of mining operation involved, many years may elapse from the initial phases of drilling until commercial operations are commenced. Accordingly, there can be no assurances that our current work programs will result in any new commercial mining operations or yield new reserves to replace and/or expand current reserves in a timely manner.

Changes in environmental, health and safety laws may have a material adverse effect on our operations.

Environmental, health and safety legislation affects nearly all aspects of our operations, including mine development, worker health and safety, waste disposal, emissions controls and protection of endangered and protected species. Compliance with environmental, health and safety legislation can require significant expenditures. In November 2017 Environment and Climate Change Canada, a department of the Government of Canada, issued a consultation document to inform interested parties and solicit feedback regarding proposed coal mining effluent regulations under the Fisheries Act. While these regulations are still in development, if adopted as currently proposed, they would impose significant costs and operating limitations on our steelmaking coal operations.

In addition, failure to comply with environmental, health or safety legislation may result in the imposition of fines and/or penalties, the temporary or permanent suspension of operations, or other regulatory sanctions including clean-up costs arising out of contaminated properties, damages, and the loss of important permits. Exposure to these liabilities arises not only from our existing operations, but from operations that have been closed or sold to third parties. Some of our historical operations have generated significant environmental contamination and other issues in the context of current regulation. We could also be held liable for worker exposure to hazardous substances. There can be no assurance that we will at all times be in compliance with all environmental, health and safety regulations or that steps to achieve compliance would not materially adversely affect our business. In addition, financial assurance requirements could increase significantly in light of evolving environmental, health or safety concerns or as a result of evolving regulatory pressures. Increases in financial assurance requirements could severely impact our credit capacity and our ability to raise capital for other projects or acquisitions. We may be unable to obtain letters of credit, surety bonds or other forms of acceptable assurance to satisfy these requirements, in which case we may be required to deposit cash as financial assurance. If we are unable to satisfy these requirements we may face loss of permits, fines and other material and negative consequences.

Environmental, health and safety laws and regulations are evolving in all jurisdictions where we have activities. We are not able to determine the specific impact that future changes in environmental laws and regulations may have on our operations and activities, and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will

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increase in the future as a result of the implementation of new and increasingly stringent environmental, health and safety regulations. For example, emissions standards for carbon dioxide and sulphur dioxide are becoming increasingly stringent as are laws relating to the use and production of regulated chemical substances. Further changes in environmental, health and safety laws, new information on existing environmental, health and safety conditions or other events, including legal proceedings based upon such conditions, or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on us. Changes in environmental, health and safety legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution. In the event that any of our products were demonstrated to have negative health effects, we could be exposed to workers compensation and product liability claims which could have a material adverse effect on our business.

Our operations depend on information technology systems, which may be disrupted.

We rely on information technology systems and networks in our operations. We could be materially and adversely affected in the event that our information technology systems or networks are compromised. This information technology infrastructure may be subject to security breaches or other cybersecurity incidents, or may be compromised by natural disasters or defects in software or hardware systems. Potential consequences of our information technology systems being compromised include material and adverse impacts on our financial condition, operations, production, sales, and reputation and could also result in environmental and physical damage to our operations or surrounding areas.

We are highly dependent on third parties for the provision of transportation services.

Due to the geographical location of many of our mining properties and operations, we are highly dependent on third parties for the provision of transportation services, including rail and port services. We negotiate prices for the provision of these services in circumstances where we may not have viable alternatives to using specific providers, or have access to regulated rate setting mechanisms. Contractual disputes, demurrage charges, rail and port capacity issues, availability of vessels and rail cars, weather problems or other factors can have a material adverse effect on our ability to transport materials according to schedules and contractual commitments, and result in lower than anticipated sales volumes and revenue. We experienced a loss of revenue and an increase in cost of coal product sold in 2017 due, in part, to logistics issues with one of our port services providers.

Our Red Dog operation is subject to a limited annual shipping window, which increases the consequences of restrictions on our ability to ship concentrate from the operation.

Like our other mines, our Red Dog mine operates year-round on a 24 hour per day basis. The annual production of the mine must be stored at the port site and shipped within an approximate 100-day window when sea ice and weather conditions permit. Two purpose-designed shallow draft barges transport the concentrates to deep water moorings. The barges cannot operate in severe swell conditions.

Unusual ice or weather conditions, or damage to the barges or ship loading equipment could restrict our ability to ship all of the stored concentrate. Failure to ship the concentrate during the

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shipping season could have a material adverse effect on our sales, as well as on our Trail Operations, and could materially restrict mine production subsequent to the shipping season.

Indigenous Peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions.

Governments in many jurisdictions must consult with Indigenous Peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of Indigenous Peoples may require accommodations, including undertakings regarding financial compensation, employment and other matters in impact and benefit agreements. This may affect our ability to acquire within a reasonable time frame effective mineral titles in these jurisdictions, including in some parts of Canada in which aboriginal title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen aboriginal title claims also could affect existing operations as well as development projects and future acquisitions. These legal requirements may increase our operating costs and affect our ability to expand or transfer existing operations or to develop new projects.

We operate in foreign jurisdictions and face added risks and uncertainties due to different economic, cultural and political environments.

Our business operates in a number of foreign countries where there are added risks and uncertainties due to the different economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or an unfavourable political climate may make it difficult for us to obtain financing for projects in some countries.

We face risks associated with our development projects.

We are involved in a number of development projects. Our major projects include our Fort Hills, Quebrada Blanca Phase 2, Frontier, NuevaUnión, San Nicolás, Mesaba, Zafranal and Galore Creek projects. We also have a number of other projects in our development portfolio.

Development and exploitation of the hypogene resource at Quebrada Blanca Phase 2 will require considerable capital expenditures and various environmental and other permits and governmental authorizations. NuevaUnión, San Nicolás, Zafranal and our Frontier project are all in early stages of development.

Construction and development of these projects are subject to numerous risks, including, without limitation:

∎	risks resulting from the fact that the projects, other than Fort Hills, are at various early stages of development and therefore are subject to development and construction risks, including the risk of significant cost overruns and delays in construction, and technical and other problems;

∎	risks associated with delays in obtaining, or conditions imposed by, regulatory approvals;

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∎	risks associated with obtaining amendments to existing regulatory approvals or permits and additional regulatory approvals or permits which will be required;

∎	risks of other adverse regulatory developments, including the imposition of new regulations;

∎	risks of significant fluctuation in prevailing prices for copper and other metals, oil, other petroleum products and natural gas, which may affect the profitability of the projects;

∎	risks resulting from the fact that we are a minority partner in the Fort Hills Energy Limited Partnership and major decisions may be made without our consent;

∎	risks associated with the fact that our company and Goldcorp Inc. are 50% partners in NuevaUnión and major project decisions require the agreement of both parties;

∎	risks associated with the fact that our company and NOVAGOLD Canada Inc. are 50% partners in the Galore Creek project and major project decisions require the agreement of both parties;

∎	risks associated with litigation;

∎	risks resulting from dependence on third parties for services and utilities;

∎	risk associated with our failure to develop or manage a project in accordance with our planning expectations;

∎	risks associated with the ability of our partners to finance their respective shares of project expenditures; and

∎	risks associated with our being in a position to finance our share of project costs, or obtaining financing for these projects on commercially reasonable terms or at all.

While construction of the Fort Hills mining and processing operation has significantly advanced, significant development work remains in order for the project to reach the targeted 90% capacity by the end of 2018 and there can be no assurance that the final construction of the Fort Hills project will be completed in accordance with that schedule or within the cost estimates prepared by the project operator.

Although we believe our financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance.

We prepare our financial reports in accordance with accounting policies and methods prescribed by International Financial Reporting Standards. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the company. Significant accounting policies are described in more detail in the notes to our annual consolidated financial statements for the year ended December 31, 2017. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, we have implemented and continue to analyze our internal control systems for financial reporting. Although we believe our financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance in that regard.

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We are subject to legal proceedings, the outcome of which may affect our business.

The nature of our business subjects us to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on our business. See “Legal Proceedings” below.

Dividends

Our Class A common shares and Class B subordinate voting shares rank equally as to the payment of dividends. Total dividends per share declared and paid in the past three years were:

Year ended December 31	2017	2016	2015

Dividends paid per share	$0.60	$0.10	$0.20

In 2017 our board adopted a dividend policy which contemplates the payment of a quarterly base dividend and annual consideration of a supplemental dividend. Each year the Board will review the free cash flow generated by the business, the outlook for business conditions and priorities regarding capital allocation, and determine whether a supplemental dividend should be paid. Any supplemental dividends declared are expected to be paid on the last business day of the calendar year. If declared, supplemental dividends may be highly variable from year to year, given the volatility of commodity prices and the potential need to conserve cash for certain project capital expenditures or other corporate policies. In accordance with the policy, the dividends declared and paid in 2017 include an aggregate $0.20 per share base dividend and $0.40 per share supplemental dividend. The payment of dividends is at the discretion of the Board who will review the dividend policy regularly.

All dividends paid on our Class A common shares and Class B subordinate voting shares after 2005 are eligible dividends for purposes of the federal and provincial enhanced dividend tax credit that may be claimed by Canadian resident individuals.

We may not pay dividends on the Class A common shares and Class B subordinate voting shares unless all dividends on any preferred shares outstanding have been paid to date. We do not currently have any preferred shares outstanding.

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Description of Capital Structure

General Description of Capital Structure

Share Capital

Teck is authorized to issue an unlimited number of Class A common shares and Class B subordinate voting shares and an unlimited number of preference shares, issuable in series.

Class A common shares carry the right to 100 votes per share. Class B subordinate voting shares carry the right to one vote per share. Each Class A common share is convertible, at the option of the holder, into one Class B subordinate voting share. In all other respects, including dividend rights and the distribution of property upon dissolution or winding-up of the Company, the Class A common shares and Class B subordinate voting shares rank equally.

The attributes of the Class B subordinate voting shares contain so called “coattail provisions” which provide that, in the event that an offer (an “Exclusionary Offer”) to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share at the option of the holder during a certain period provided that any Class A common shares received upon such conversion are deposited to the Exclusionary Offer. Any Class B subordinate voting shares converted into Class A common shares pursuant to such conversion right will automatically convert back to Class B subordinate voting shares in the event that any such shares are withdrawn from the Exclusionary Offer or not otherwise ultimately taken up and paid for under the Exclusionary Offer.

The Class B subordinate voting shares will not be convertible in the event that holders of a majority of the Class A common shares (excluding those shares held by the offeror making the Exclusionary Offer) certify to Teck that they will not, among other things, tender their Class A common shares to the Exclusionary Offer.

If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a “take-over bid” or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the coattail provisions will not apply.

The above is a summary only. Reference should be made to the articles of Teck, a copy of which may be obtained on SEDAR at www.sedar.com or by writing to the Corporate Secretary.

Securities subject to contractual restriction on transfer

On July 15, 2009 Teck issued 101.3 million Class B subordinate voting shares to Fullbloom Investment Corporation (“Fullbloom”), a wholly-owned subsidiary of China Investment Corporation (“CIC”). Each of Fullbloom and CIC have agreed that neither of them will, without the prior written consent of Teck, knowingly dispose or agree to dispose (directly or indirectly) of all or a significant portion of their Class B shares to any person that at the time of the disposition is (i) either itself, or through its affiliates, a direct participant in the mining, metals or minerals industries with respect to a substantial portion of the business of itself and its affiliates taken together, (ii) a

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material customer of Teck, or (iii) a person who, based on Fullbloom and CIC’s actual knowledge without inquiry, is not dealing at arm’s length with any of the persons referred to in (i) or (ii) in connection with securities of Teck, in each case anywhere in the world. These transfer restrictions are subject to certain exceptions.

In September 2017, Teck was advised that Fullbloom had sold 42 million of its Class B subordinate voting shares. As a result, 59.3 million shares remain subject to the restrictions described above, representing 10.4% of Teck’s outstanding Class B subordinate voting shares as of February 8, 2018.

Credit Facilities and Debt Securities

Credit Facilities

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. As at December 31, 2017, we were party to various credit agreements establishing the following credit facilities (collectively, the “credit facilities”):

∎	A US$3 billion revolving credit facility provided by a syndicate of lenders, which matures on October 31, 2022 and which, as at December 31, 2017, was undrawn.

∎	A US$1.2 billion revolving credit facility provided by a syndicate of lenders, which matures on October 31, 2020. As at December 31, 2017 US$809 million of letters of credit were outstanding.

∎	A $150 million uncommitted standby letter of credit facility with Bank of Montreal. As at December 31, 2017, $94 million of letters of credit under the facility were outstanding.

∎	A $150 million uncommitted credit facility with Royal Bank of Canada. As at December 31, 2017, $92 million of letters of credit under the facility were outstanding.

∎	A $100 million uncommitted standby letter of credit facility with Canadian Imperial Bank of Commerce. As at December 31, 2017, $57 million of letters of credit under the facility were outstanding.

∎	A $50 million uncommitted standby letter of credit facility with the Toronto-Dominion Bank. As at December 31, 2017, $37 million of letters of credit under the facility were outstanding.

∎	A $75 million uncommitted standby letter of credit facility with BNP Paribas. As at December 31, 2017, $62 million of letters of credit under the facility were outstanding.

∎	A $75 million uncommitted standby letter of credit facility with United Overseas Bank. As at December 31, 2017, $75 million of letters of credit under the facility were outstanding.

∎	A US$450 million Performance Security Guarantee Issuance and Indemnity Agreement with Export Development Canada (“EDC”), regarding our Red Dog mine. As at December 31, 2017, US$450 million of letters of credit, issued by third-party banks but secured by EDC under this arrangement, were outstanding.

∎	A $150 million Performance Security Guarantee Issuance and Indemnity Agreement with EDC, regarding our coal operations. As at December 31, 2017, $150 million of letters of

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credit, issued by third-party banks but secured by EDC under this arrangement, were outstanding.

∎	A US$113 million credit facility with Goldman Sachs Mortgage Company. As at December 31, 2017, US$113 million of letters of credit were outstanding.

In addition to the letters of credit outstanding under the facilities listed above, we also had, as at December 31, 2017, $336 million of stand-alone letters of credit and $350 million of surety bonds outstanding. The stand-alone letters of credit are issued by financial institutions on as-negotiated basis mainly to support our reclamation obligations. While a variety of banks issue these stand-alone letters of credit, approximately $283 million were issued by the Bank of Nova Scotia. The surety bonds are provided by insurance companies and support our reclamation obligations.

Our uncommitted standby letter of credit facilities may be terminated at the election of the bank counterparty upon at least 90 days’ notice. In the event that a standby letter of credit facility is terminated, we would be required to deliver cash collateral to the bank counterparty if we were unable to terminate the letter of credit issued by the bank. These facilities are typically renewed on an annual basis. From time to time, at our election, we may reduce the fees paid to banks issuing letters of credit by making short-term deposits of excess cash with those banks. The deposits earn a competitive rate of interest and are generally refundable on demand. At December 31, 2017 we had US$323 million of such deposits. Our surety bonds provide the insurance issuer with the right on 60 days’ notice, in certain circumstances, to require Teck to obtain the return of a surety bond or to deliver cash collateral if we are unable to return the bond.

The owner of the Antamina project, CMA, is party to a credit facility. We hold a 22.5% interest in CMA. As at December 31, 2017, our proportionate share of CMA’s US$100 million senior revolving credit facility was US$22.5 million. This facility is fully drawn and is non-recourse to us and the other Antamina project sponsors. The facility matures on April 30, 2020.

Both of our US$3.0 billion and US$1.2 billion revolving credit facilities contain restrictive and financial covenants, including:

∎	a requirement to maintain a debt to total capitalization (debt over debt-plus-equity) ratio of not more than 0.5:1.0. As of December 31, 2017 our ratio of debt to total capitalization for purposes of our credit facilities was 0.25:1.0;

∎	a restriction on certain of our subsidiaries incurring indebtedness of more than an aggregate of US$250 million;

∎	restriction on incurrence of indebtedness by guarantor subsidiaries;

∎	restrictions on use of proceeds relating to asset dispositions in excess of US$250 million by Teck or guarantor subsidiaries (not including the Waneta transaction);

∎	a provision requiring prepayment in the event of a change of control at Teck; and

∎	a prohibition on agreements that might restrict certain subsidiaries from issuing dividends or other distributions to, or making or repayment of loans to, Teck.

As of the date of this annual information form, the following subsidiaries guarantee our obligations under almost all of our credit facilities, as well as certain hedging obligations: TCL U.S. Holdings

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Ltd., Teck Alaska Incorporated, Teck Metals Ltd., Teck Coal Partnership, Teck South American Holdings Ltd. (formerly named Teck Financial Corporation Ltd.) and Teck Highland Valley Copper Partnership.

Our revolving credit facilities include customary events of default, which include non-payment of principal, interest, fees or other amounts owing in connection with such credit facilities, inaccuracy of representations and warranties, violation of covenants (subject, in the case of certain affirmative covenants, to a grace period), a payment default by Teck or any material subsidiary (as defined in the applicable credit facility) in respect of indebtedness equal to or in excess of US$100 million, acceleration of indebtedness equal to or in excess of US$100 million, bankruptcy or insolvency events of Teck or a material subsidiary, the rendering of a final judgment against Teck or any material subsidiary or a combination thereof in excess of US$100 million, the rendering of a final judgment not involving the payment of money against Teck or any material subsidiary that could reasonably be expected to result in a material adverse effect (as defined in the applicable credit facility) and certain events under the United States Employee Retirement Income Security Act of 1974.

Borrowing under our primary committed credit facilities is subject to our compliance with the covenants in the relevant agreement and our ability to make certain representations and warranties at the time of the borrowing request.

Our reclamation obligations are included in the “Other Liabilities and Provisions” line item on our balance sheet. Associated letters of credit and surety bonds would not become a liability unless the letter of credit or surety bond is drawn by the beneficiary, which drawing would be triggered if we did not perform our obligations under the relevant contract or permit. In the event of a drawing, we would be required to reimburse the issuing bank or surety bond provider for the amount drawn on the letter of credit or surety bond, respectively. Issued letters of credit and outstanding surety bonds do not constitute debt for the purpose of the debt-to-debt plus equity covenant in our bank credit agreements or limitations on indebtedness under our 2016 indenture (as defined below).

There are no restrictions on borrowing, or additional covenants, triggered under our credit facilities as a result of ratings downgrades, although the pricing under certain of our credit facilities varies with ratings. Teck’s indebtedness outstanding under each of the credit facilities ranks pari passu in right of payment with the indebtedness under each of the other credit facilities and with all of Teck’s other indebtedness for borrowed money, except that which is secured by liens permitted by the credit facilities and indentures.

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Public Indebtedness

As of December 31, 2017, our public indebtedness consisted of 10 series of outstanding notes.

We have issued notes under an indenture dated September 12, 2002, an indenture dated August 17, 2010 (as supplemented from time to time in connection with an offering of notes) and an indenture dated June 7, 2016. The Bank of New York Mellon acts as trustee under each indenture. All of our notes are issued under the 2010 indenture, except for our (a) 6.125% notes due October 1, 2035, which was issued under the 2002 indenture, and (b) 8.500% notes due 2024, which were issued under the 2016 indenture. Our 8.500% notes due 2024 were issued in a private placement and are not registered under the securities laws of any jurisdiction. The details of the outstanding principal amount, coupon and issuance date of each issuance of our outstanding series of notes as of December 31, 2017 follows:

∎	US$22.474 million of 2.500% notes due 2018 issued on August 8, 2012;

∎	US$219.533 million of 4.500% notes due 2021 issued on September 8, 2010;

∎	US$672.769 million of 4.750% notes due 2022 issued on July 5, 2011;

∎	US$646.393 million of 3.750% notes due 2023 issued on August 8, 2012;

∎	US$600 million of 8.500% notes due 2024 issued on June 7, 2016 (callable on or after June 1, 2019);

∎	US$609.355 million of 6.125% notes due 2035 issued on September 28, 2005;

∎	US$490.670 million of 6.000% notes due 2040 issued on August 17, 2010 and September 8, 2010;

∎	US$794.717 million of 6.250% notes due 2041 issued on July 5, 2011;

∎	US$399.043 million of 5.200% notes due 2042 issued on February 28, 2012; and

∎	US$376.908 million of 5.400% notes due 2043 issued on August 8, 2012.

During 2017, we redeemed or retired at maturity the following series of notes: 3.15% notes due 2017, 3.850% notes due 2017, 3.000% notes due 2019 and 8.000% notes due 2021. Our 2.500% notes due 2018 were retired at their maturity on February 1, 2018.

The indentures contain covenants requiring us to offer to purchase the notes in the event of a change in control (as defined in the indentures), and restrictive covenants regarding liens on certain assets of Teck and certain of restricted subsidiaries (as defined in the indentures). The indentures also provide for customary events of default, which include non-payment of principal or interest, failure to comply with covenants, the bankruptcy or insolvency of Teck or a material subsidiary, final judgments against Teck or a material subsidiary in excess of US$100 million, failure to pay other indebtedness in excess of US$100 million, or an acceleration of other indebtedness in excess of US$100 million.

The notes issued under the 2016 indenture are guaranteed by TCL U.S. Holdings Ltd., Teck Alaska Incorporated, Teck Metals Ltd., Teck Coal Partnership, Teck South American Holdings Ltd. (formerly named Teck Financial Corporation Ltd.) and Teck Highland Valley Copper

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Partnership. Each guarantee may be released and terminated in a number of circumstances, including if the relevant guarantee is released in respect of our revolving credit facilities and at least two of Moody’s, S&P or Fitch affirm that the rating assigned by them to the notes issued under the 2016 indenture would not be downgraded if the guarantee was released in respect of the relevant notes.

The above is a summary of the terms of our public notes and is qualified in its entirety by reference to the indentures under which the notes were issued. A copy of the indentures can be found under Teck’s profile on SEDAR at www.sedar.com.

Ratings

The following table sets forth the current ratings that we have received from rating agencies in respect of our outstanding securities. The cost of funds under our credit facilities depend in part on our credit ratings from time to time. In addition, credit ratings affect our ability to obtain other short-term and long-term financing and the cost of such financing. The drawn and undrawn costs under some of our credit facilities are based upon our credit ratings, and could increase, or decrease, if Teck’s credit ratings are downgraded, or upgraded, respectively.

Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities and may be revised or withdrawn at any time by the credit rating organization. In addition, real or anticipated changes in the ratings assigned to a security will generally affect the market value of that security. We cannot guarantee that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Our current credit ratings are as follows.

	Moody’s	Standard & Poor’s	Fitch	Dominion Bond Rating Service

Guaranteed Senior Unsecured Notes[1]	Ba1	BB+	BB+	BB (high)

Senior Unsecured Notes[2]	Ba3	BB+	BB+	BB

1 Our guaranteed senior unsecured notes are issued under the 2016 indenture

2 Our senior unsecured notes are issued under the 2002 Indenture and the 2010 Indenture.

A description of the rating categories of each of the rating agencies is set out below.

Moody’s Investor Service (Moody’s)

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of securities rated. Moody’s Ba rating is the fifth highest rating of nine major rating categories. Obligations rated “Ba” are judged to be speculative and are subject to substantial credit risk. Moody’s appends numerical modifiers from

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1 to 3 to its long-term debt ratings, which indicates where the obligation ranks within its ranking category, with 1 being the highest.

Standard & Poor’s (S&P)

S&P’s long-term issue credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated. S&P’s “BB” rating assigned to both our guaranteed senior unsecured notes and our senior unsecured notes is the fifth highest rating of 10 major rating categories. A “BB” rating is among those S&P’s ratings that indicate an obligation is regarded as having significant speculative characteristics; however, such obligation is considered less vulnerable to nonpayment than speculative issues with lower ratings. “BB” rated obligations face major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitments. S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category.

Fitch Ratings (Fitch)

Fitch’s long-term credit ratings are on a scale ranging from AAA to D, representing the range from highest to lowest quality of securities rated. Fitch has assigned ratings of BB+ to both our guaranteed senior unsecured notes and our senior unsecured notes. The ratings assigned to Teck are the fifth highest of Fitch’s nine major rating categories for long-term debt. Debt securities rated “BB” are considered speculative. Such rating indicate an elevated vulnerability to credit risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial alternatives may be available to allow financial commitments to be met. Fitch’s may append the modifier “+” or “-” to a rating to denote the relative status of a security within a major rating category.

Dominion Bond Rating Service (DBRS)

DBRS’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated. DBRS has assigned a BB (high) rating to our guaranteed senior unsecured notes and a BB rating to our senior unsecured notes. A “BB” rating is the fifth highest of the 10 rating categories for long-term debt. Debt securities rated “BB” are of speculative, non-investment grade credit quality and the obligor capacity for the payment of financial obligations is considered uncertain and vulnerable to future events. A reference to “high” or “low” reflects the relative strength within the rating category.

Payments to Agencies

We have made payments in respect of certain services provided to us by each of Moody’s, S&P and Fitch during the last two years.

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Market for Securities

Trading Price and Volume

Our Class A common shares are listed on The Toronto Stock Exchange under ticker symbol TECK.A. Our Class B subordinate voting shares are listed on The Toronto Stock Exchange under ticker symbol TECK.B and on the New York Stock Exchange under the symbol TECK. The following tables set out the monthly price ranges and volumes traded on The Toronto Stock Exchange during 2017 for the Class A common shares and Class B subordinate voting shares.

Teck Resources A				Teck Resources B

Month	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume

January	35.10	28.31	191,188	34.60	26.53	52,047,554

February	35.14	27.02	228,046	34.20	25.90	57,094,492

March	30.69	26.73	94,719	29.99	25.94	57,024,928

April	32.84	28.22	97,533	32.18	27.67	45,950,369

May	29.05	24.59	65,453	28.61	23.71	48,562,603

June	25.00	20.00	56,172	24.78	19.27	48,707,282

July	27.91	22.81	32,447	27.28	22.05	41,003,785

August	32.49	27.34	63,002	31.92	26.80	50,671,450

September	32.00	25.75	71,943	31.76	25.60	56,308,746

October	29.98	26.48	80,120	29.72	25.89	43,586,128

November	30.48	26.35	47,870	29.99	26.12	35,662,590

December	33.56	28.75	76,377	33.76	28.57	36,837,562

Source: TSX

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Directors and Officers

Directors

As of February 26, 2018, the directors of Teck are as follows:

Name, City, Province/State and Country of Residence	Principal Occupations within Previous Five Years	Director Since

Mayank M. Ashar (3)(5)(6) Clagary, Alberta, Canada	Currently, an advisor for Reliance Industries Limited. Managing Director and Chief Executive Officer of Cairn India Limited from November 2014 to June 2016. Previously, President and Chief Executive Officer of Irving Oil Limited	November 2007

Quan Chong Beijing, China	Deputy China International Trade Representative (Vice-Ministerial level) since 2010	April 2016

Laura L. Dottori-Attanasio (2)(4)(5) Toronto, Ontario, Canada	Senior Executive Vice President and Chief Risk Officer for the Canadian Imperial Bank of Commerce. Prior to 2013 Managing Director & Global Head of Corporate Credit Products at CIBC	November 2014

Edward C. Dowling (1)(3)(4)(6) Greenwood Village, Colorado, United States	Chairman, Alacer Gold Corp. and Polyus Open Joint Stock Company and Director of Detour Gold Corporation	September 2012

Eiichi Fukuda (6) Vancouver, British Columbia, Canada	Director and Executive Vice President of Sumitomo Metal Mining America, Incorporated since 2016 and President of Sumitomo Metal Mining Canada Inc., SMM Resources Incorporated, Sumac Mines Limited, SMM Exploration Corporation and Stone Boy Incorporated. Previously General Manager of Exploration and Development Department, Mineral Resources Division, a position he held since 2013.	April 2016

Norman B. Keevil (1) West Vancouver, British Columbia, Canada	Chairman of the Company	July 1963

Norman B. Keevil III (5)(6) Victoria, British Columbia, Canada	President of Boydel Wastewater Technologies Inc. Previously Chief Operating Officer of Sunpump Solar Inc. 2015 to 2016 and President of Poncho Wilcox Engineering from 2009-2015	April 1997

Takeshi Kubota (5)(6) Tokyo, Japan	Director & Senior Managing Officer of Sumitomo Metal Mining Co., Ltd.	April 2012

Donald R. Lindsay (1) Vancouver, British Columbia, Canada	President and Chief Executive Officer of the Company	February 2005

Tracey L. McVicar (2)(3)(7) Vancouver, British Columbia, Canada	Managing Partner of CAI Capital Management Co. since 2014; previously Managing Director of CAI Capital Management Co.	November 2014

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Name, City, Province/State and Country of Residence	Principal Occupations within Previous Five Years	Director Since

Kenneth W. Pickering (5)(6) Chemainus, British Columbia Canada	Private international mining operations and project development consultant. Previously VP Major Products, Closed Mines & North American Assets, BHP Billiton Base Metals	April 2015

Una M. Power (2)(6) Vancouver, British Columbia	Corporate Director and former Chief Financial Officer of Nexen Energy ULC, a former publicly traded oil and gas company that is now a wholly-owned subsidiary of CNOOC Limited.	April 2017

Warren S. R. Seyffert (1)(2)(3)(4)(5) Toronto, Ontario, Canada	Lead Director and Deputy Chairman of the Company; Chair of Coco Paving Inc. (private heavy construction company)	August 1989

Timothy R. Snider (2)(3)(4) Tucson, Arizona United States	Chairman of Cupric Canyon Capital, LLC. Previously President & COO, Freeport-McMoRan Copper and Gold, Inc.	April 2015

(1)	Member of the Executive Committee
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee
(4)	Member of the Corporate Governance and Nominating Committee
(5)	Member of the Safety & Sustainability Committee
(6)	Member of the Reserves Committee
(7)	Ms. McVicar was a director of G.L.M. Industries LP (“GLM”), a portfolio company of CAI Capital Management Co. In July 2015, at the time Ms. McVicar was a director of GLM, a court order granted by the Court of Queen’s Bench of Alberta placed GLM into receivership and appointed a receiver of GLM. Ms. McVicar was a director of Tervita Corporation until December 2016

Each of the directors is elected to hold office until the next annual meeting of the Company or until a successor is duly elected or appointed. The next annual meeting of the Company is scheduled to be held on April 25, 2018.

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Officers

As of February 26, 2018, the officers of Teck are as follows:

Name, City, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years

Norman B. Keevil West Vancouver, British Columbia, Canada	Chairman

Warren S. R. Seyffert Toronto, Ontario, Canada	Lead Director and Deputy Chairman of the Company; Chair of Coco Paving Inc. (private heavy construction company)

Donald R. Lindsay Vancouver, British Columbia, Canada	President and Chief Executive Officer of the Company

Dale E. Andres Vancouver, British Columbia, Canada	Senior Vice President, Base Metals since May 2016; previously Senior Vice President Copper since June 2013 and previously Vice President, Copper Strategy & North American Operations

Alex N. Christopher Vancouver, British Columbia, Canada	Senior Vice President, Exploration, Projects & Technical Services since July 2016; previously Vice President Exploration

Andrew J. Golding West Vancouver, British Columbia, Canada	Senior Vice President, Corporate Development since September 2013; previously Commercial Vice President, BHP Billiton Energy Coal

Ronald A. Millos Vancouver, British Columbia, Canada	Senior Vice President, Finance and Chief Financial Officer

H. Fraser Phillips Vancouver, British Columbia, Canada	Senior Vice President, Investor Relations and Strategic Analysis since March 2017; previously, Managing Director, RBC Capital Markets

Raymond A. Reipas Calgary, Alberta, Canada	Senior Vice President, Energy

Peter C. Rozee West Vancouver, British Columbia, Canada	Senior Vice President, Commercial and Legal Affairs

Robin B. Sheremeta Sparwood, British Columbia, Canada	Senior Vice President, Coal since May 2016; previously Vice President, Operations, Coal since January 2013 and previously Vice President, Health and Safety Leadership

Marcia M. Smith Vancouver, British Columbia, Canada	Senior Vice President, Sustainability and External Affairs

Andrew A. Stonkus North Vancouver, British Columbia, Canada	Senior Vice President, Marketing and Sales since March 2015; previously Vice President, Base Metals Marketing

Timothy C. Watson Vancouver, British Columbia, Canada	Senior Vice President since July 2016; previously Senior Vice President, Project Development

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Name, City, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years

Shehzad Bharmal Vancouver, British Columbia, Canada	Vice President, North American Operations, Based Metals since February 2018; previously, Vice President, Planning & Development, Base Metals May 2016-February 2018; Vice President, Strategy & Development, Copper since March 2014

Anne J. Chalmers Vancouver, British Columbia, Canada	Vice President, Risk and Security and Chair, Materials Stewardship Committee

Larry M. Davey Coleman, Alberta, Canada	Vice President, Planning & Development, Coal since May 2016; previously Vice President, Development, Coal since March 2014; previously General Manager Elkview Coal Mine

Christopher J. Dechert Santiago, Chile	Vice President, Copper, Chile Operations since April 2015, previously General Manager, Teck Highland Valley Copper

Mark Edwards Port Moody, British Columbia, Canada	Vice President, Community and Government Relations since March 2013; previously Director, Environment

Réal Foley Calgary, Alberta, Canada	Vice President, Coal Marketing

John F. Gingell Tsawwassen, British Columbia, Canada	Vice President and Corporate Controller

C. Jeffery Hanman Vancouver, British Columbia, Canada	Vice President, Corporate Affairs since March 2017; Director of Communications from 2011-2016; Head Corporate Affairs from 2016 to March 2017; previously

M. Colin Joudrie North Vancouver, British Columbia, Canada	Vice President, Business Development

Ralph J. Lutes Beijing, China	Vice President, Asia

Scott E. Maloney Vancouver, British Columbia, Canada	Vice President, Environment since September 2017; previously Manager Health Safety Environment Community at BHP, Lead HSE Assurance and Review at BHP from 2016-2017.

Douglas J. Powrie Vancouver, British Columbia, Canada	Vice President, Tax

Amanda R. Robinson Vancouver, British Columbia, Canada	Corporate Secretary since February 2018; previously Partner, Fasken Martineau Dumoulin LLP 2016-2018, Associate Fasken Martineau Dumoulin LLP 2007-2016

Kalev Ruberg West Vancouver, British Columbia, Canada	Vice President, Teck Digital Systems and Chief Information Officer since November 2017; previously Chief Information Officer.

Keith G. Stein Anmore, British Columbia, Canada	Vice President, Project Development since July 2016; previously Vice President Projects

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Name, City, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years

Lawrence A. Watkins Abbotsford, British Columbia, Canada	Vice President, Health and Safety since September 2015; Director, Health and Safety since 2014, previously Principal, HSE Consulting

Scott R. Wilson Vancouver, British Columbia, Canada	Vice President and Treasurer

Dean C. Winsor West Vancouver, British Columbia, Canada	Vice President, Human Resources

Audit Committee Information

Mandate of Audit Committee

The full text of our Audit Committee’s mandate is included as Schedule A to this Annual Information Form.

Composition of the Audit Committee

Our Audit Committee consists of five members. All of the members of the Committee  are independent and financially literate. The name, relevant education and experience of each Audit Committee member are outlined below:

Laura L. Dottori-Attanasio

Ms. Dottori-Attanasio is a graduate of the University of Western Ontario (Bachelor of Administrative and Commercial Studies (Finance and Economics)). She has over 20 years of experience in the finance sector, and is currently the Senior Executive Vice President and Chief Risk Officer at the Canadian Imperial Bank of Commerce.

Tracey L. McVicar (Chair)

Ms. McVicar is a graduate of the Sauder School of Business (B.Comm, Finance). She has over 20 years of experience in finance and investment banking. She is a Chartered Financial Analyst (CFA Institute) and Institute Certified Director (Institute of Corporate Directors). She served as the audit committee chair of BC Hydro Corporation, an energy company, from 2009 to 2014.

Una M. Power

Ms. Power is a graduate of Memorial University B.Comm (Honours), and also holds CPA, CA and CFA designations. Ms. Power is the former chief financial officer of Nexen Energy ULC, and held various other executive positions covering financial reporting, financial management, investor relations, business development, strategic planning and investment at Nexen. She is also a director of the Bank of Nova Scotia and Kinross Gold Corporation.

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Warren S. R. Seyffert, Q.C.

Mr. Seyffert is a graduate of University of Toronto Law School (LL.B.) and York University, Osgoode Hall (LL.M). He was a partner of the law firm Lang Michener LLP from 1969 to 2001 and counsel from 2002 to 2007, practicing in the areas of taxation, mergers and acquisitions, financing, securitization and banking. He is a director of various public and private corporations including Allstate Insurance Company of Canada, Coco Paving Inc. (chair), Pembridge Insurance Company, The Kensington Health Centre and St Andrew Goldfields Ltd.

Timothy R. Snider

Mr. Snider is a graduate of Northern Arizona University (B.Sc). Currently Chairman of Cupric Canyon Capital, LLC. Prior to this he was President and COO of Freeport McMoRan and Phelps Dodge Corporation, where he participated in the review and publication of financial statements.

Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by PricewaterhouseCoopers LLP. All non-audit services are pre-approved by the Committee prior to commencement. In addition, the Committee has prohibited the use of the external auditors for the following non-audit services:

∎	bookkeeping or other services related to the accounting records or financial statements;

∎	financial information systems design and implementation;

∎	appraisal or valuation services, fairness opinions or contribution-in-kind reports;

∎	actuarial services;

∎	internal audit outsourcing services;

∎	management functions or human resources functions;

∎	broker or dealer, investment advisor, or investment banking services;

∎	legal services;

∎	expert services unrelated to the audit; and

∎	all other non-audit services unless there is a strong financial or other reason for external auditors to provide those services.

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Auditor’s Fees

For the years ended December 31, 2017 and 2016, the Company paid the external auditors $5,752,593 and $5,781,419, respectively, as detailed below:

	Year Ended 2017 ($000)	Year Ended 2016 ($000)

Audit Services(1)	4,892	5,306

Audit Related Services(2)	269	326

Tax Fees(3)	124	3

All Other Fees(4)	468	146

Notes:

(1)	Includes services that are provided by the Corporation’s external auditors in connection with the audit of the financial statements and internal controls over financial reporting.
(2)	Includes assurance and related services that are related to the performance of the audit, principally for quarterly reviews, pension plan and special purpose audits and prospectuses.
(3)	Fees are for corporate and international expatriate tax services.
(4)	Amounts relate to a number of projects, including ISO 14001/9001 audits, greenhouse gas verification and sustainability assurance, as well as subscriptions to online accounting guidance and publications.

Ownership by Directors and Officers

As of February 8, 2018, the directors and executive officers as a group beneficially own or exercise control or direction, directly or indirectly, over the following shares issued by the Company:

	Shares beneficially owned or over which control or direction is exercised	As a % of the total outstanding of the class

Class A common shares	418,880	5.38

Class B subordinate voting shares	813,514	0.14

In addition, one of our directors is a trustee of a trust which holds shares carrying 98% of the votes attached to outstanding shares of Keevil Holding Corporation and is a director of Keevil Holding Corporation. Keevil Holding Corporation beneficially owns 51% of the outstanding shares of Temagami Mining Company Limited (“Temagami”) which, as of January 31, 2018, beneficially owned or exercised direction or control, directly or indirectly, over 4,300,000 Class A common shares, representing 55.29% of the Class A common shares outstanding and 725,000 Class B subordinate voting shares, representing 0.13% of the Class B subordinate voting shares outstanding. Four of our directors are directors of Temagami.

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2017 Annual Information Form

Legal Proceedings

Upper Columbia River Basin (Lake Roosevelt)

Prior to our acquisition in 2000 of a majority interest in Cominco Ltd. (now Teck Metals Ltd.), the Trail smelter discharged smelter slag into the Columbia River. These discharges commenced prior to Teck Metals’ acquisition of the Trail smelter in 1906 and continued until 1996. Slag was discharged pursuant to permits issued in British Columbia subsequent to the enactment of relevant environmental legislation in 1967.

Slag is a glass-like compound consisting primarily of silica, calcium and iron, and also contains small amounts of base metals including zinc, lead, copper and cadmium. It is sufficiently inert that it is not characterized as a hazardous waste under applicable Canadian or U.S. regulations and is sold to the cement industry.

While slag has been deposited into the river, further study is required to assess what effect the presence of metals in the river has had and whether it poses an unacceptable risk to human health or the environment.

A large number of studies regarding slag deposition and its effects have been conducted by various governmental agencies on both sides of the border. The historical studies of which we are aware have not identified unacceptable risks resulting from the presence of slag in the river. In June 2006, Teck Metals and its affiliate, Teck American Incorporated (“TAI”), entered into a Settlement Agreement (the “EPA Agreement”) with the U.S. Environmental Protection Agency (“EPA”) and the United States under which TAI is paying for and conducting a remedial investigation and feasibility study (“RI/FS”) of contamination in the Upper Columbia River under the oversight of the EPA.

The RI/FS is being prepared by independent consultants approved by the EPA and retained by TAI. TAI is paying the EPA’s oversight costs and providing funding for the participation of other governmental parties: the Department of Interior, the State of Washington and two native tribes, the Confederated Tribes of the Colville Nation (the “Colville Tribe”) and the Spokane Tribe. Teck Metals has guaranteed TAI’s performance of the EPA Agreement. TAI has also placed US$20 million in escrow as financial assurance of its intention to discharge its obligations under the EPA Agreement. We have accrued our estimate of the costs of the RI/FS.

Two citizens of Washington State and members of the Colville Tribe have commenced an enforcement proceeding under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) to enforce an EPA administrative order against Teck and to seek fines and penalties against Teck Metals for non-compliance. In 2006, an amended complaint was filed in District Court adding the Colville Tribe as a plaintiff and seeking natural resource damages and costs. Teck Metals sought to have the claims dismissed on the basis that the court lacked jurisdiction because the CERCLA statute, in Teck Metals’ view, was not intended to govern the discharges of a facility in another country. That case proceeded through U.S. Federal District Court and the Federal Court of Appeals for the 9th Circuit. The 9th Circuit found that CERCLA could be applied to Teck Metals’ disposal practices in British Columbia because they may have resulted in a release of toxic materials from a facility in Washington State.

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The litigation continues. In September 2012, Teck Metals entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulates that some portion of the slag discharged from our Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, has been transported to and is present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In December 2012 the District Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgement that Teck Metals is liable under CERCLA for response costs, the amount of which will be determined in a subsequent phase of the case.

In October 2013, the Confederated Tribes of the Colville Reservation filed an omnibus motion with the District Court seeking an order stating that they are permitted to seek recovery from Teck Metals for environmental response costs and, in a subsequent proceeding, natural resource damages and assessment costs arising from the alleged deposition of hazardous substances in the United States from aerial emissions from Teck Metals’ Trail Operations. Prior allegations by the Tribes related solely to solid and liquid materials discharged to the Columbia River. The motion does not state the amount of response costs allegedly attributable to aerial emissions, nor did it attempt to define the extent of natural resource damages, if any, attributable to past smelter operations. In December 2013, the District Court ruled in favour of plaintiffs. The plaintiffs have subsequently filed amended pleadings in relation to air emissions. The Court dismissed a motion to strike the air claims on the basis that CERCLA does not apply to air emissions in the manner proposed by the plaintiffs, and a subsequent Teck Metals motion seeking reconsideration of the dismissal. Teck Metals sought leave to appeal both of these decisions in the Ninth Circuit on an interlocutory basis, and in July 2016 the Ninth Circuit unanimously ruled in favour of Teck Metals on its appeal of the District Court decision. Plaintiffs sought an en banc review of the decision in the Ninth Circuit, which was denied in October 2016.

A hearing with respect to past response costs took place in December 2015. In August 2015 the trial court judge ruled in favour of the plaintiffs and the decision is under appeal. A hearing with respect to liability in connection with air emissions, if that claim survives, and past response costs has been deferred in light of the interlocutory appeals, and a subsequent hearing with respect to claims for natural resource damages and assessment costs is expected to follow, assuming the remedial investigation and feasibility study being undertaken by TAI are completed, which is now expected to occur in 2019.

Natural resource damages are assessed for injury to, destruction of, or loss of natural resources including the reasonable cost of a damage assessment. TAI commissioned a study by recognized experts in damage assessment in 2008. Based on the assessment performed, Teck Metals estimates that the compensable value of such damage will not be material.

TAI intends to fulfill its obligations under the EPA Agreement reached with the United States and the EPA in June 2006 and to complete the RI/FS mentioned above. The EPA Agreement is not affected by the litigation.

There can be no assurance that we will ultimately be successful in our defence of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the

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studies contemplated by the EPA Agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

Transfer Agents and Registrars

CST Trust Company is the transfer agent and registrar for the Class A common and Class B subordinate voting shares and maintains registers in Vancouver, British Columbia and Toronto, Ontario.

Material Contracts

The following are the only contracts entered into by Teck since January 1, 2002 which are material, still in effect and not entered into in the ordinary course of business:

∎	Co-Ownership and Operating Agreement, dated as of March 5, 2010, between Teck Metals Ltd. and British Columbia Hydro and Power Authority.

∎	Indenture, dated as of August 17, 2010, between Teck and The Bank of New York Mellon, as trustee, and the first, second, third, fourth and fifth supplemental indentures thereto.

∎	Indenture, dated as of June 7, 2016, between Teck and The Bank of New York Mellon, as trustee.

Interests of Experts

PricewaterhouseCoopers LLP, Chartered Professional Accountants, are the Company’s auditors and have prepared an opinion with respect to the Company’s consolidated financial statements as at and for the year ended December 31, 2017. PricewaterhouseCoopers LLP report that they are independent of the Company in accordance with the code of professional conduct of the Chartered Professional Accountants of British Columbia and the rules of the Public Company Accounting Oversight Board.

Rodrigo Marinho, P.Geo., Don Mills, P.Geo., Eric Jensen, P.Eng., Luis Mamani, SME Registered Member, and Lucio Canchis, SME Registered Member have acted as qualified persons in connection with the estimates of mineral reserves and resources presented in this Annual Information Form. Mr. Marinho is an employee of the Company. Messrs. Mills and Jensen are employees of Teck Coal Limited, which is directly and indirectly wholly owned by Teck. Messrs. Mamani and Canchis are employees of Compañía Minera Antamina S.A., in which the Company holds a 22.5% share interest.

GLJ Petroleum Consultants Ltd. has acted as an independent qualified reserves evaluator in connection with our interest in the Fort Hills oil sands mining and processing operation and

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Sproule Unconventional Limited has acted as an independent reserves evaluator in connection with our interest in the Frontier oil sands project.

Messrs. Marinho, Mills, Jensen, Mamani, Canchis and the designated professionals of GLJ Petroleum Consultants Ltd. and Sproule Unconventional Limited, each respectively, hold beneficially, directly or indirectly, less than 1% of any class of the Company’s securities.

Disclosure Pursuant to the Requirements of the New York Stock Exchange

The Board and management are committed to leadership in corporate governance. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange, we have in place a system of corporate governance practices that meets or exceeds all applicable Canadian requirements.

Notwithstanding that Teck is a “foreign private issuer” for purposes of its New York Stock Exchange (NYSE) listing and, as such, the NYSE director independence requirements that are applicable to U.S. domestic issuers do not apply to Teck, the Board has established a policy that at least a majority of its directors must satisfy the director independence requirements under Section 303A.02 of the NYSE corporate governance rules. The Board annually reviews and makes such determination as to the independence of each director for both Canadian and NYSE purposes.

The NYSE requires that, as a foreign private issuer that is not required to comply with all of the NYSE’s corporate governance rules applicable to U.S. domestic issuers, Teck disclose any significant ways in which its corporate governance practices differ from those followed by NYSE listed U.S. domestic issuers. The differences between our practices and the NYSE rules are not material and are more of a matter of form than substance.

Additional Information

1.	Additional information relating to the Company may be found on SEDAR at www.sedar.com.

2.	Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, securities authorized for issuance under equity compensation plans, options to purchase securities and interests of insiders in material transactions is contained in the Management Proxy Circular to be issued for our Annual Meeting of Shareholders to be held on April 25, 2018. Additional financial information is also provided in our comparative financial statements and Management’s Discussion and Analysis for the year ended December 31, 2017. Copies of these documents are available upon request from our Corporate Secretary.

3.	Unless otherwise stated information contained herein is as at December 31, 2017.

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Schedule A – Audit Committee Charter

Teck Resources Limited

AUDIT COMMITTEE CHARTER

A.	GENERAL

1.	Purpose

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Teck Resources Limited ( the “Corporation”) is to provide an open avenue of communication between management, the external auditor, the internal auditors and the Board and to assist the Board in its oversight of the:

•	integrity, adequacy and timeliness of the Corporation’s financial reporting and disclosure practices;

•	processes for identifying the principal financial risks of the Corporation and reviewing the Corporation’s internal control systems to ensure that they are adequate to ensure fair, complete and accurate financial reporting;

•	Corporation’s compliance with legal and regulatory requirements related to financial reporting;

•	accounting principles, policies and procedures used by management in determining significant estimates;

•	antifraud programs and controls, including management’s identification of fraud risks and implementation of antifraud measures;

•	mechanisms for employees to report concerns about accounting policies and financial reporting;

•	engagement, independence and performance of the Corporation’s external auditor; and

•	internal audit mandate, internal audit plans, internal audit and Sarbanes Oxley (SOX) audit programs and results of internal audits and SOX compliance audits performed by the Corporation’s internal audit department.

Another purpose of the Committee is to assist the Board in fulfilling its responsibilities to oversee and monitor the management and overall governance of the Corporation’s various pension plans (“Pension Matters”).

The Committee shall also perform any other activities consistent with this Charter, the Corporation’s by-laws and governing laws as the Committee or Board deems necessary or appropriate.

2.	Responsibilities

The Committee’s role is one of oversight. Management is responsible for preparing the Corporation’s financial statements and other financial information, for the fair presentation of the information set forth in the financial statements in accordance with GAAP, for establishing, documenting, maintaining and reviewing systems of internal control and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations. Management has also been delegated responsibility for day-to-day administrative and sponsorship responsibilities with respect to Pension Matters.

The external auditors’ responsibility is to audit the Corporation’s financial statements and provide an opinion, based on their audit conducted in accordance with Canadian generally accepted auditing

Teck Resources Limited	A-1

standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Corporation in accordance with GAAP.

In accordance with the Sarbanes Oxley Act of 2002, Section 404, the external auditors are also responsible for providing an opinion on the effectiveness of the Corporation’s internal controls over financial reporting.

The Committee is responsible for recommending to the Board for recommendation to the shareholders of the Corporation the appointment of the external auditor. The Committee is responsible for the evaluation and oversight of the work of the external auditor and oversees the resolution of any disagreements between management and the external auditor regarding financial reporting and SOX assessment. The external auditor shall report directly to the Committee, as the external auditor is accountable to the Board as representatives of the Corporation’s shareholders. It is not the duty or responsibility of the Committee or any of its members to plan or conduct any type of audit or accounting review or procedure.

The Committee shall be responsible for approving the external auditor’s remuneration.

B.	AUTHORITY AND RESPONSIBILITIES WITH RESPECT TO FINANCIAL REPORTING AND RELATED MATTERS

In performing its oversight responsibilities, the Committee shall:

1.	Meet at least five times per year. The Committee may ask members of management or others to attend meetings to provide information as necessary.

2.	Meet separately with the Chief Executive Officer and the Chief Financial Officer, senior financial management, the external auditor and the Corporation’s chief audit executive at least four times per year, or more frequently as required, to discuss matters that the Committee or these individuals or groups believe should be discussed privately with the Committee.

3.	Review and assess the adequacy of this Charter and recommend any proposed changes to the Board for approval at least once per year.

4.	Review the appointments of the Corporation’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.

5.	Review with management, the external auditor and the Corporation’s chief audit executive the adequacy and effectiveness of the Corporation’s systems of internal control, the status of management’s implementation of internal audit recommendations and the remediation status of any reported control deficiencies. Particular emphasis will be placed on those deficiencies evaluated as either a significant deficiency or a material weakness, which have been identified as a result of audits and/or during annual controls compliance testing as required under SOX legislation.

6.	Review the Corporation’s process for the CEO and CFO certifications required by securities regulations to which the Corporation is subject with respect to the Corporation’s financial statements, disclosures and internal controls, including any significant changes or deficiencies in such controls.

7.	Review with management and the external auditor the annual audited financial statements and management’s discussion and analysis and recommend their approval by the full Board prior to their release and/or filing with the applicable regulatory agencies.

8.	Review with management and the external auditor the unaudited quarterly financial statements, associated management’s discussion and analysis and interim earnings news releases and approve

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them on behalf of the Board, prior to their release and/or filing with the applicable regulatory agencies.

9.	As appropriate, review other news releases and reporting documents that include material non-public financial information prior to their public disclosure by filing or distribution of these documents. Such review includes financial matters required to be reported under applicable legal or regulatory requirements, but does not necessarily include news releases that contain financial information incidental to the announcement of acquisitions, financings or other transactions.

10.	Ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the disclosure documents referred to above, and periodically assess the adequacy of these procedures.

11.	Review the Corporation’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

12.	Review the quality and appropriateness, not just the acceptability, of the accounting policies and the clarity of financial information and disclosure practices adopted by the Corporation, including consideration of the external auditors’ judgments about the quality and appropriateness of the Corporation’s accounting policies. This review shall include discussions with the external auditor without the presence of management.

13.	Review with management, the external auditor and the Corporation’s chief audit executive significant related party transactions and potential conflicts of interest.

14.	Review with management the tax policy adopted by the Corporation and material developments in the Corporation’s tax affairs.

15.	To assist the Board with its recommendations to shareholders, recommend (a) the external auditor to be nominated to examine the Corporation’s accounts and financial statements and prepare and issue an auditor’s report on them or perform other audit, review or attest services for the Corporation and (b) the compensation of the external auditor.

16.	Approve all audit engagement terms and fees.

17.	Review with management and the external auditor and approve the annual external audit plan and results of and any problems or difficulties encountered during any external audits and management’s responses thereto.

18.	Receive the reports of the external auditor on completion of the quarterly reviews and the annual audit.

19.	Monitor the independence of the external auditors by reviewing all relationships between the external auditor and the Corporation and all audit, non-audit and assurance work performed for the Corporation by the external auditor on at least a quarterly basis. The Committee will receive an annual written confirmation of independence from the external auditor.

20.	Pre-approve all audit, non-audit and assurance services provided by the independent auditor prior to the commencement of any such engagement. The Committee may delegate the responsibility for approving non-audit services to the Chair or another member of the Committee appointed by the Chair where the fee does not exceed $50,000. The Committee will review a summary of all audit, non-audit and assurance work performed for the Corporation at least twice per year.

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21.	Review and approve the Corporation’s hiring policies regarding partners, employees or former partners and employees of the present or former external auditor of the Corporation, including:

•	the appointment of any employee or former employee of the Corporation’s present and former external auditor to a senior financial management position with the Corporation, and

•	management’s reports of the profiles of all individuals hired during the past year who were employed by the present and former external auditor at any time during the two years prior to being hired by the Corporation.

22.	Review and approve the functions of the Corporation’s Audit and Operational Review Department, including:

•	its mandate, authority and organizational reporting lines;

•	its annual and longer term internal audit plans, budgets and staffing;

•	its performance; and

•	the appointment, reassignment or replacement of the Corporation’s chief audit executive.

This review will include discussions with the Corporation’s chief audit executive without the presence of management or the external auditor.

23.	Review the Corporation’s procedures and establish procedures for the Committee for the:

•	receipt, retention and resolution of complaints regarding accounting, internal accounting controls, financial disclosure or auditing matters; and

•	confidential, anonymous submission by employees regarding questionable accounting, auditing or financial reporting and disclosure matters or violations of the Corporation’s Code of Ethics or associated policies.

24.	Review the adequacy of the Corporation’s bank lines of credit and guidelines for the investment of cash.

25.	Review with senior financial management, the external auditor, the Corporation’s chief audit executive, and such others as the Committee deems appropriate, the results of operational reviews, audits, SOX controls compliance audits and any problems or difficulties encountered during the audits.

C.	AUTHORITY AND RESPONSIBILITIES WITH RESPECT TO PENSION MATTERS

In assisting the Board in fulfilling its responsibilities with respect to the management and governance of the Corporation’s pension plans, the Committee shall:

1.	With respect to the Corporation’s role as plan sponsor,

•	Review and oversee the implementation of the design of the Corporation’s pension plans, the coverage afforded by the plans and changes to the plans.

•	Review the funding policies for the Corporation’s defined benefit plans and where appropriate, recommend the Board’s approval of these policies.

•	Review the level of the Corporation’s contributions to the Corporation’s defined contribution plans and any proposed changes thereto and where appropriate recommend approval of such changes to the Board.

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•	Review proposals for the wind-up or partial wind-up of any of the Corporation pension plans, having regard to any collective bargaining and regulatory requirements and making appropriate recommendations in respect thereof to the Board.

2.	With respect to the Corporation’s role as plan administrator

•	Oversee and monitor the authority delegated to management’s Executive Pension Committee to administer each of the pension plans in accordance with relevant pension legislation, the terms of the plans and all other requirements of law.

•	Review compliance with minimum funding requirements (if any) prescribed by applicable pension legislation and the policies and procedures in place in respect thereof, including requisitioning and reviewing actuarial reports.

•	Review and monitor the investment of pension fund assets (in the case of a defined benefit plan), including the policies and procedures in place in respect thereof.

•	Review and monitor the sufficiency and appropriateness of the investment choices available to plan members of the defined contribution plans and the Corporation communication and educational materials provided to plan members.

•	Review and monitor the performance of the investment managers chosen by management for the Corporation’s pension plans, including the process established for the selection, retention or replacement of any investment manager or advisors.

3.	Advise the Board, either orally or in writing, of any pension-related matters that the Committee believes have or could have a material effect on the financial condition or affairs of the Corporation and/or any of its pension plans and make appropriate recommendations to the Board in respect of matters requiring Board approval.

D.	COMMITTEE COMPOSITION

1.	Member Qualifications

The Committee shall consist of at least three directors, a quorum of which shall be a majority of the members. All members of the Committee shall be independent directors and shall be sufficiently financially literate to enable them to discharge their responsibilities in accordance with applicable laws and/or requirements of the stock exchanges on which the Corporation’s securities trade and in accordance with Multilateral Investment Instrument 52-110. Financial literacy means the ability to read and understand a balance sheet, income statement, cash flow statement and associated notes which represent a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the consolidated financial statements of the Corporation. At least one member of the Committee shall have accounting or related financial management expertise that allows that member to read and understand financial statements and the related notes attached thereto in accordance with Canadian generally accepted accounting principles (“GAAP”), which for the Corporation is International Financial Reporting Standards.

2.	Member Appointment and Removal

The members of the Committee shall be appointed annually at the time of each annual meeting of shareholders and shall hold office until the next annual meeting or until they cease to be directors of the Corporation.

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3.	QUORUM

A quorum for the Committee shall be a majority of the members.

E.	PROCEDURES AND OTHER MATTERS

1.	Litigation and Ethics Matters

At each Audit Committee meeting the General Counsel and the Corporation’s chief audit executive shall report any litigation, claim or other contingency that could have a significant effect on the Corporation’s financial results or disclosures and any real or suspected incidents of fraud, theft or violations of the Corporation’s Code of Ethics or associated policies that have been reported to management or to the internal audit department. The Committee shall review any such reports or similar reports submitted by other employees or members of management and if deemed necessary, report such matters related to auditing, accounting and financial reporting and/or disclosure to the full Board.

2.	Evaluations

The Committee shall establish and annually implement an evaluation process for the Committee and its individual members and the results of that evaluation shall be reported to the Committee and the Board.

3.	Disclosure Controls

The Committee shall be provided with copies of the minutes of meetings of management’s Disclosure Committee and the Chair of the Committee or an appointee shall meet at least once per year with management’s Disclosure Committee to review the Corporation’s disclosure controls and procedures.

4.	Pension Minutes

The Committee shall be provided with copies of the minutes of meetings of the Executive Pension Committee.

5.	Investigations and Advisors

The Committee shall conduct or authorize investigations into any matter that the Committee believes is within the scope of its responsibilities. The Committee has the authority to (a) retain independent counsel, accountants or other advisors to assist it in the conduct of any investigation or otherwise to assist it in the discharge of its duties, at the expense of the Corporation, (b) set and pay the compensation of any advisors retained by it and (c) communicate directly with the internal and external auditors.

6.	Reporting

The Chair of the Committee shall report to the Board with respect to the activities and recommendations of the Committee when he or she may deem appropriate, but not later than the next meeting of the Board. The minutes of Committee meetings will be made available to the Board.

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7.	Audit Committee Report

The Chair of the Committee shall prepare or cause to be prepared an audit committee report to be included in the Corporation’s annual management proxy circular, which report shall be approved by the Committee.

Teck Resources Limited	A-7

Schedule B – Report of Management and Directors on Reserves

Data and Other Information

Management of Teck Resources Limited (the “Company”) is responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data.

Independent qualified reserves evaluators have evaluated the Company’s reserves data. The reports of the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the Board of Directors of the Company composed of a majority of independent directors has

(a)	reviewed the Company’s procedures for providing information to the independent qualified reserves evaluators;

(b)	met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c)	reviewed the reserves data with management and the independent qualified reserves evaluators.

The Reserves Committee of the Board of Directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Reserves Committee, approved

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluators on the reserves data; and

(c)	the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Donald R. Lindsay	Norman B. Keevil III
(Signed) Donald R. Lindsay President and Chief Executive Officer	(signed) Norman B. Keevil III Director

Ronald A. Millos	Kenneth W. Pickering
(signed) Ronald A. Millos Senior Vice President, Finance and Chief Financial Officer	(signed) Kenneth W. Pickering Director

Date: February 26, 2018

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Schedule C – Report on Reserves Data by Independent Qualified

Reserves Evaluator or Auditor

To the board of directors of Teck Resources Limited (the “Company”):

1.	We have evaluated the Company’s reserves data as at December 31, 2017. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2017, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

3.	We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the “COGE Handbook”) maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5.	The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2017, and identifies the respective portions thereof that we have evaluated and reported on to the Company’s board of directors:

Independent Qualified Reserves Evaluator or	Effective Date of Evaluation	Location of Reserves (Country or Foreign Geographic	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate - MM$)
Auditor	Report	Area)	Audited	Evaluated	Reviewed		Total

GLJ Petroleum Consultants	12/31/2017	Canada		1,457		-	1,457

6.	In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

7.	We have no responsibility to update our reports referred to in paragraph 5 for events and circumstances occurring after the effective date of our reports.

8.	Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 15, 2018

“Originally Signed By”
Tim R. Freeborn, P. Eng.
Vice President

Teck Resources Limited	C-1

Schedule D – List of Technical Reports

As required by Form 51-102F2 under National Instrument 51-102, the following table sets out the title, date and author(s) of the current National Instrument 43-101 technical report for each of Teck’s material properties. Notwithstanding the authorship of the reports noted below, the scientific and technical information included in this annual information form regarding Teck’s mining properties is approved by, and prepared under the supervision of, Rodrigo Marinho, P.Geo., who is an employee of Teck Resources Limited, except for (a) the Antamina property, for which the reserve and resource estimates included in this annual information form is approved by, and prepared under the supervision of Luis Mamani and Lucio Canchis, each SME Registered Members and employees of Compañía Minera Antamina S.A, and (b) the Fording River, Elkview and Greenhills properties, for which the scientific and technical information included in this annual information form is approved by, and prepared under the supervision of. Don Mills P.Geo. and Eric Jensen P.Eng., who are employees of Teck Coal Limited. Other than Messrs. Mills and Jensen, the authors of the reports below have not prepared or approved the disclosure in this annual information form, and the inclusion of their names below is not intended to imply that they have prepared or approved any such disclosure.

Property	Title, Date and Author of Report

Highland Valley Copper Mine	NI 43-101 Technical Report Teck Highland Valley Copper; March 6, 2013; Ronald Graden

Antamina	Technical Report, Mineral Reserves and Resources, Antamina Deposit, Peru; January 31, 2011; Luis Lozada and Jhon Espinoza

Fording	NI 43-101 Technical Report on Coal Resources and Reserves of the Fording River Operations; December 31, 2011; Eric Jensen, Andrew Knight, Don Mills and Barry Musil.

Elkview	Technical Report on Coal Resources and Reserves of the Elkview Property; February 28, 2008; Marston Canada Ltd.

Greenhills	NI 43-101 Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Greenhills Operation; February 26, 2016; Andrew J. Knight; Don Mills and Alison J. Seward

Red Dog	NI 43-101 Technical Report, Red Dog Mine, Alaska, USA; February 21, 2017; Thomas Krolak; Kevin Palmer; Brigitte Lacouture; and Norman Paley

Quebrada Blanca	NI 43-101 Technical Report on Quebrada Blanca Phase 2 Feasibility Study 2016, Región de Tarapacá, Chile; February 23, 2017; Rodrigo Marinho and Michael Nelson

Teck Resources Limited	D-1